As filed with the Securities and Exchange Commission on November 8, 2010
Registration No. 333-170368

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form F-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

China Xiniya Fashion Limited
(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Cayman Islands (State or other jurisdiction of incorporation or organization)	2300 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

Xiniya Industry Mansion
Xintang Development Area, Jinjiang
Fujian Province 362200, People’s Republic of China
(86-595) 8888 6166
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Corporation Service Company
1180 Avenue of the Americas, Suite 210
New York, NY 10036
(1-212) 299-5600
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Alan Seem, Esq. Shearman & Sterling LLP 12th Floor East Tower, Twin Towers B-12 Jianguomenwai Dajie Beijing 100022, People’s Republic of China (86-10) 5922 8000	Benedict Tai, Esq. Jones Day 32nd Floor, China World Tower 1 1 Jianguomenwai Dajie Beijing 100004, People’s Republic of China (86-10) 5866 1185

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this registration statement:

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

				Amount of
Title of Each Class of			Proposed Maximum Aggregate	Registration
Securities to be Registered(1)	Amount to be Registered	Proposed Maximum Offering Size per Share	Offering Price(2)(3)	Fee
Ordinary shares, par value $0.00005 per share	36,800,000	$2.75	$101,200,000	$7,215.56(4)

(1)	American depositary shares issuable upon deposit of the ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333- ). Each American depositary share represents four ordinary shares.

(2)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(a) under the Securities Act of 1933.

(3)	Includes ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public, and also includes ordinary shares that may be purchased by the underwriters pursuant to an overallotment option. These ordinary shares are not being registered for the purpose of sales outside the United States.

(4)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)	Dated November 8, 2010

China Xiniya Fashion Limited

8,000,000 American Depositary Shares
Representing 32,000,000 Ordinary Shares

This is an initial public offering of our American depositary shares, or ADSs. We are offering 8,000,000 ADSs. Each ADS represents four ordinary shares, par value $0.00005 per share. The ADSs are evidenced by American depositary receipts, or ADRs.

Prior to this offering, there has been no public market for our ADSs or our ordinary shares. We expect that the public offering price will be between $9.00 and $11.00 per ADS. We have applied for the listing of our ADSs on the New York Stock Exchange under the symbol ‘‘XNY.”

Our business and an investment in our ADSs involve significant risks. These risks are described under the caption “Risk Factors” beginning on page 10 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional 1,200,000 ADSs from the selling shareholders at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus, to cover overallotments. We will not receive any proceeds from the ADSs sold by the selling shareholders if the overallotment option is exercised.

The underwriters expect to deliver the ADSs evidenced by the ADRs against payment in U.S. dollars in New York, New York on          , 2010.

Cowen and Company

Samsung Securities (Asia) Limited

Lazard Capital Markets          Janney Montgomery Scott

     , 2010.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, the ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ADSs.

We have not taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of this prospectus outside the United States.

i

CONVENTIONS THAT APPLY TO THIS PROSPECTUS

Unless otherwise indicated, references in this prospectus to:

•	“ADRs” are to the American depositary receipts that evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents four ordinary shares par value $0.00005 per share;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purpose of this prospectus only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“China Xiniya,” “we,” “us,” “our company” and “our” refer to China Xiniya Fashion Limited, its predecessor and its consolidated subsidiaries;

•	“first-tier cities” are to Beijing, Shanghai, Guangzhou and Shenzhen;

•	“fourth-tier cities” are to county-level and other township-level cities in the PRC;

•	“Fujian Xiniya” are to Fujian Xiniya Garments and Weaving Co., Ltd., our wholly owned subsidiary in the PRC;

•	“HK$” are to the legal currency of Hong Kong;

•	“Hong Kong” are to the Hong Kong Special Administrative Region of the PRC;

•	“Jinjiang Xiniya” are to Jinjiang Xiniya Garments and Weaving Co., Ltd., one of our related parties in the PRC;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“second- and lower-tier cities” are to second-tier cities, third-tier cities and fourth-tier cities;

•	“second-tier cities” are to provincial capital cities and the capital cities of the autonomous regions in the PRC, excluding first-tier cities;

•	“shares” or “ordinary shares” are to our ordinary shares, par value $0.00005 per share;

•	“Shishi Xiniya” are to Shishi Xiniya Garments and Weaving Co., Ltd., our predecessor, one of our related parties in the PRC from October 2005 to January 2009 and an independent third party after January 2009;

•	“third-tier cities” are to prefecture-level cities in the PRC, excluding first- and second-tier cities;

•	“U.S. dollars” and “$” are to the legal currency of the United States; and

•	“Xiniya Hong Kong” are to Xiniya Holdings Limited, our wholly owned subsidiary in Hong Kong, which owns a 100% equity interest in Fujian Xiniya.

Unless otherwise indicated, information in this prospectus assumes that the underwriters do not exercise their overallotment option to purchase additional ADSs.

Unless otherwise indicated, all historical share and per share data contained in this prospectus has been restated to give retroactive effect to a 20,000-for-one share split that became effective on November 4, 2010.

This prospectus contains translations of certain Renminbi amounts into U.S. dollars at specified rates. All translations from Renminbi to U.S. dollars were made at the rate as certified by the Federal Reserve Board of the United States. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at the rate in effect on September 30, 2010, which was RMB6.6905 to $1.00. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See “Risk Factors—Risks Relating to Conducting Business in the PRC—Fluctuations in foreign exchange rates may adversely affect our financial condition and results of operations.” On October 29, 2010, the certified exchange rate was RMB6.6705 to $1.00.

ii

PROSPECTUS SUMMARY

This summary provides an overview of selected information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in our ADSs. You should carefully read the prospectus and the registration statement of which this prospectus is a part in their entirety before investing in our ADSs, including the information discussed under “Risk Factors” beginning on page 10 and our financial statements and notes thereto that appear elsewhere in this prospectus. In addition, we commissioned Frost & Sullivan, a global market research firm, to prepare a report for the purpose of providing various industry and other information and illustrating our position in the men’s apparel market in China. Information from the report prepared by Frost & Sullivan appears in the “Prospectus Summary,” “Our Industry,” “Our Business” and other sections of this prospectus. We have taken such care as we consider reasonable in the reproduction and extraction of information from Frost & Sullivan’s report and other third-party sources but have not independently verified such information and therefore make no representation as to the accuracy and completeness of such information.

Our Business

We are a leading provider of men’s business casual apparel in China. We design and manufacture men’s business casual and business formal apparel and accessories, which we market under the Xiniya brand and sell through our distribution network that includes 26 distributors and 24 department store chains. Our products are sold to consumers at over 1,300 authorized retail outlets owned and managed by third parties located in 21 provinces, five autonomous regions and four municipalities in China. According to Frost & Sullivan, we ranked fifth in terms of retail sales revenues for the year ended December 31, 2009 within the business casual men’s apparel market in China. We focus on creating products that feature a high standard of style, design, fabrics and craftsmanship. Our authorized retail network, which is owned and managed by third parties, focuses on second- and lower-tier cities, where increasing affluence has led to an improvement in living standards and most international men’s apparel brands do not have a significant presence. Our target consumers are male working professionals in China between the ages of 25 and 45 who seek fashionable clothing to suit their working and lifestyle needs. We operate our business through Fujian Xiniya, our wholly owned subsidiary in China.

Our Xiniya brand was registered in 1993 by a garment outsourcing company managed by our founder, chairman and chief executive officer, Mr. Qiming Xu. Fujian Xiniya was established in October 2005 and at the same time we began to develop, mainly through our distributors, an authorized retail network which, as of September 30, 2010, covered 1,365 authorized retail outlets, including 63 stores managed by our 26 distributors, 976 stores managed by retailers authorized by our distributors, 181 department store concessions managed by 35 department store chains authorized by our distributors, and 145 department store concessions managed by our 24 department store chain clients. The department store concessions are discrete areas within department stores exclusively devoted to displaying and selling our products. We also have one flagship store owned and managed by us. In addition, since 2005, we have diversified our product offerings from men’s jackets to include an extensive portfolio of men’s business casual and business apparel products, with an emphasis on business casual collections comprising jackets, pants, shirts, T-shirts, sweaters and overcoats, business formal collections and accessories. Our design team works closely with our suppliers, distributors, department store chains and managers of major authorized retail outlets owned by third parties to create products using high quality fabrics and construction that are well-fitting, comfortable and exhibit attractive detailing and a unique style. Our Xiniya brand has been recognized as a “Fujian Famous Trademark” by the Administration for Industry and Commerce of Fujian Province since August 2005 and as a “Well-Known Trademark of China” by the China Clothing Association since 2006.

Our authorized retail outlets, which are owned and managed by third parties, are designed by us for a uniform look and feel that fits our brand image, with in-store displays that accentuate the quality and style of our products. All of these authorized retail outlets, including department store concessions, are required to sell our products exclusively. We focus significant efforts on the controlled growth and effective management of our retail network, including the quality and training of our distributors and authorized retailers, as well as the coordination of our product marketing activities across China. To promote our products, we conduct multi-

channel marketing campaigns to reach our target customers through celebrity endorsements, advertisements in various types of media, retail sales promotions and in-store marketing activities.

We sold approximately 2,398,000, 3,791,000, 5,104,000 and 4,291,000 units of garments in 2007, 2008, 2009 and the nine months ended September 30, 2010, respectively. We currently outsource most of the production of our products to PRC-based third party contract manufacturers. To ensure that our high standards of quality and timely delivery of products are met, we work with a select group of reputable and experienced manufacturers and implement a strict quality control process.

Our revenues increased from RMB251.9 million in 2007 to RMB479.7 million in 2008, and further to RMB672.1 million ($100.5 million) in 2009, representing a compound annual growth rate, or CAGR, of 63.3%; and our net profit increased from RMB69.4 million in 2007 to RMB126.0 million in 2008, and further to RMB194.3 million ($29.0 million) in 2009, representing a CAGR of 67.3%. In the nine months ended September 30, 2010, our revenues were RMB565.7 million ($84.6 million) and our net profit was RMB155.5 million ($23.2 million), representing an increase of 36.2% and 39.4%, respectively, from the nine months ended September 30, 2009.

Industry Background

With approximately one-fifth of the world’s population and a fast-growing gross domestic product, or GDP, China represents a significant growth opportunity for a wide variety of retail goods, including apparel. The enhanced living standards and increased disposable income that has resulted from the vibrant economic growth has driven the rapid development of the men’s apparel market in China in recent years. China is currently one of the world’s largest men’s apparel markets and it is larger than the U.S. market based on retail sales of men’s apparel products in 2009. As a leading provider of men’s business casual apparel in China, we believe we are well positioned to capitalize on the favorable economic, demographic and industry trends in this sector.

Our Strengths

We believe the following strengths have contributed to our growth and differentiate us from our competitors:

•	established and differentiated lifestyle brand in the PRC;

•	extensive and well-managed nationwide authorized retail network;

•	effective promotional and marketing strategies;

•	strong design and product development capabilities; and

•	experienced management team with an extensive background in the men’s apparel industry in China.

Our Strategies

We believe we can maintain our competitiveness and growth by implementing the following strategies:

•	further promote our brand and enhance our marketing and promotional strategies;

•	further strengthen and expand our distribution network and increase retail coverage;

•	expand and diversify our product offerings; and

•	improve our product standardization and sales management capabilities.

Our Challenges

We believe the primary challenges we face include:

•	our ability to successfully maintain or promote our brand;

•	the sustainability of the rate of economic growth, level of per capita disposable income and consumer spending patterns in the PRC;

•	our relationships with, and the business performance of, our distributors, their authorized retailers and the department store chains that sell our products;

•	our ability to manage distributors, authorized retailers and the department store chains over whom we have limited control;

•	the high level of competition in our target markets;

•	our relationships with, and the performance of, our contract manufacturers; and

•	our ability to anticipate and respond in a timely manner to rapid changes in consumers’ tastes and preferences.

Corporate Structure

Our operating subsidiary in China, Fujian Xiniya, was established as a wholly foreign-owned enterprise on October 18, 2005. Mr. Hing Tuen Wong, a resident of Hong Kong and friend of our founder, chairman and chief executive officer, Mr. Qiming Xu, was registered to be the sole shareholder of Fujian Xiniya. Mr. Wong and Mr. Xu had previously entered into contractual agreements in January 2005 and September 2005, respectively, both of which granted Mr. Xu effective control of Fujian Xiniya. Prior to the establishment of Fujian Xiniya, we operated our business through Shishi Xiniya, a company established in July 2000 that was controlled by Mr. Xu and his father. Upon the establishment of Fujian Xiniya, Shishi Xiniya ceased to conduct any business relating to the manufacturing and sale of garments and Mr. Xu and his father disposed of their equity interests in Shishi Xiniya to a third party.

Xiniya Hong Kong was incorporated in Hong Kong on January 16, 2009 as a limited liability company. On February 9, 2009, Xiniya Hong Kong entered into an agreement to acquire a 100% equity interest in Fujian Xiniya from Mr. Wong for consideration of HK$10.0 million. In January 2010, the Fujian Provincial Government approved this transaction and Xiniya Hong Kong became the sole shareholder of Fujian Xiniya. China Xiniya was incorporated in the Cayman Islands as an exempted limited liability company on June 24, 2010 primarily for the purpose of facilitating this offering. On July 13, 2010, China Xiniya acquired a 100% equity interest in Xiniya Hong Kong from Mr. Wong. The following diagram illustrates our corporate structure immediately upon the completion of this offering.

(1)	Wholly owned by Mr. Qiming Xu, our founder, chairman and chief executive officer.

Corporate Information

Our principal executive offices are located at Xiniya Industry Mansion, Xintang Development Area, Jinjiang, Fujian Province 362200, the People’s Republic of China. Our telephone number at this address is (86-595) 8888 6166, and our fax number is (86-595) 8878 7790. Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is www.xiniya.com. The information contained on our website does not constitute part of this prospectus. Our agent for service of process in the United States is Corporation Service Company, located at 1180 Avenue of the Americas, Suite 210, New York, NY 10036.

The Offering

Price per ADS	We currently estimate that the initial public offering price will be between $9.00 and $11.00 per ADS.

This offering:

ADSs offered by us	8,000,000 ADSs

Additional ADSs offered by the selling shareholders if the underwriters exercise the overallotment option in full	1,200,000 ADSs

ADSs outstanding immediately after this offering	8,000,000 ADSs (or 9,200,000 ADSs if the underwriters exercise the overallotment option in full).

Ordinary shares outstanding immediately after this offering	232,000,000 ordinary shares.

New York Stock Exchange symbol	“XNY”

Overallotment option	The selling shareholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 1,200,000 additional ADSs at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions.

The ADSs	Each ADS represents four ordinary shares, par value $0.00005 per share. The ADSs will be evidenced by American depositary receipts, or ADRs.

The depositary will be the holder of the ordinary shares underlying the ADSs and you will have the rights of an ADR holder as provided in the deposit agreement among us, the depositary and owners and beneficial owners of ADSs from time to time.

You may surrender your ADSs to the depositary to withdraw the ordinary shares underlying your ADSs. The depositary will charge you a fee for such an exchange.

We may amend or terminate the deposit agreement for any reason without your consent. If an amendment becomes effective, you will be bound by the deposit agreement as amended if you continue to hold your ADSs.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

Timing and settlement for ADSs	The ADSs are expected to be delivered against payment on , 2010. The ADRs evidencing the ADSs will be deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust Company, or DTC, in New York, New York. DTC, and its direct and indirect participants, will maintain records that will show the beneficial interests in the ADSs and facilitate any transfer of the beneficial interests.

Use of proceeds	We estimate that we will receive net proceeds of approximately $72.2 million from this offering, assuming an initial public offering price of $10.00 per ADS, the midpoint of the estimated range of the initial public offering price as set forth on the cover page of this prospectus, and after deducting the underwriter discounts, commissions and estimated aggregate offering expenses payable by us. We intend to use our net proceeds from this offering for the following purposes:

• approximately $18.0 million to construct new manufacturing facilities in China that will increase our production capacity and also enhance quality control and process standardization of our products;

• approximately $18.0 million to enhance the scale and frequency of our marketing and promotional campaigns;

• approximately $10.0 million to open flagship stores in China;

• approximately $10.0 million to establish dedicated research and development and sales and marketing centers;

• approximately $8.0 million to develop new products, including establishing a sub-brand targeting younger customers between the ages of 20 and 30;

• approximately $7.0 million to upgrade our data management systems, including rolling out an enterprise resource planning system, or ERP system; and

• the remaining amount to fund our working capital and for other general corporate purposes, including product launches and new store launches.

We will not receive any of the proceeds from the sale of the ADSs by the selling shareholders if the overallotment option is exercised.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of the risks you should carefully consider before deciding to invest in our ADSs.

Listing	We have applied for the listing of our ADSs on the New York Stock Exchange. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system.

Depositary	Deutsche Bank Trust Company Americas

Lock-up	We, all of our existing shareholders and Mr. Kangkai Zeng, who will become our shareholder upon the completion of this offering, have agreed with the underwriters not to sell, transfer or dispose of any ordinary shares, ADSs or securities convertible into or exchangeable or exercisable for any ordinary shares or ADSs for a period of 180 days after the date of pricing of the offering. See “Underwriting.”

Summary Financial Data

The following summary statement of comprehensive income data for the years ended December 31, 2007, 2008 and 2009 and the summary statement of financial position data as of December 31, 2007, 2008 and 2009 are derived from the audited financial statements included elsewhere in this prospectus. These financial statements have been audited by GHP Horwath P.C., an independent registered public accounting firm. The summary statement of comprehensive income data for the nine months ended September 30, 2009 and 2010 and the summary statement of financial data as of September 30, 2010 are derived from the unaudited financial statements included elsewhere in this prospectus. You should read the summary financial data in conjunction with those financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. These financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Historical results do not necessarily indicate results expected for any future periods.

					For the Nine Months
	For the Year Ended December 31,				Ended September 30,
	2007	2008	2009		2009	2010
	RMB	RMB	RMB	$	RMB	RMB	$
	(amounts in thousands, except for per share data)

Summary Statement of Comprehensive Income Data
Revenues
Business casual	222,746	411,576	622,538	93,048	367,270	475,053	71,004
Business formal	28,328	66,511	42,567	6,362	42,342	81,890	12,240
Accessories	824	1,624	6,970	1,042	5,596	8,753	1,308

Total revenues	251,898	479,711	672,075	100,452	415,208	565,696	84,552

Operating Costs and Expenses
Cost of sales	(169,991)	(313,521)	(438,773)	(65,581)	(279,480)	(375,276)	56,091
Selling and distribution expenses	(9,568)	(15,925)	(8,744)	(1,307)	(6,427)	(9,035)	1,350
Administrative expenses	(3,412)	(6,813)	(2,898)	(433)	(2,072)	(4,053)	606

Total operating costs and expenses	(182,971)	(336,259)	(450,415)	(67,321)	(287,979)	(388,364)	(58,047)
Operating Income	68,927	143,452	221,660	33,131	127,229	177,332	26,505
Interest income	459	677	793	119	552	611	91
Income Before Tax	69,386	144,129	222,453	33,250	127,781	177,943	26,596
Income tax expense	—	(18,112)	(28,109)	(4,201)	(16,212)	(22,456)	(3,356)

Net Profit	69,386	126,017	194,344	29,049	111,569	155,487	23,240

Earnings per ordinary share, basic and diluted(1)	0.35	0.63	0.97	0.15	0.56	0.78	0.12
Earnings per ADS(2)	1.40	2.52	3.88	0.60	2.24	3.12	0.48
Dividends declared per share(3)	N/A	N/A	N/A	N/A	N/A	N/A	N/A

(1)	Earnings per share is calculated by dividing net income attributable to the equity holders of our company by the weighted average number of ordinary shares outstanding during each of the periods reported. The weighted average ordinary shares outstanding during the respective periods have been retrospectively adjusted to reflect the July 2010 capitalization that resulted in the issuance of 10,000 ordinary shares of China Xiniya Fashion Limited and the share split effected on November 4, 2010.

(2)	Each ADS represents four ordinary shares. Earnings per ADS is calculated by dividing net income attributable to the equity holders of our company by the weighted average number of ordinary shares outstanding during each of the periods reported and multiplying by four. The weighted average ordinary shares outstanding during the respective periods have been retrospectively adjusted to reflect the July 2010 capitalization that resulted in the issuance of 10,000 ordinary shares of China Xiniya Fashion Limited and the share split effected on November 4, 2010.

(3)	Dividends of RMB62.3 million ($8.6 million) and RMB113.3 million ($16.6 million), which were derived from profits for the years ended December 31, 2007 and 2008, respectively, were paid on January 21, 2008 and December 28, 2009, respectively. These dividends were not calculated or paid on a per share basis. Therefore, the rate of dividend and the number of shares ranking for dividends are not presented as such information is not meaningful. For the amount of dividends paid, the translation of Renminbi into U.S. dollars has been made at the rates in effect on the respective payment dates.

	As of December 31,				As of September 30
	2007	2008	2009		2010
	RMB	RMB	RMB	$	RMB	$
	(amounts in thousands)

Summary Statement of Financial Position Data
Cash and cash equivalents	100,056	156,639	142,302	21,269	242,396	36,230
Total current assets	103,732	217,104	283,714	42,406	539,638	80,657
Total non-current assets	3,811	3,294	2,776	415	8,519	1,273
Total assets	107,543	220,398	286,490	42,820	548,157	81,931
Total current liabilities	86,158	72,996	58,083	8,681	164,263	24,552
Total equity and liabilities	107,543	220,398	286,490	42,820	548,157	81,931

RISK FACTORS

Investing in our ADSs involves a high degree of risk. You should carefully consider the risks described below and all of the other information set forth in this prospectus before deciding to invest in our ADSs. If any of the events or developments described below occur, our business, financial condition or results of operations could be negatively affected. In that case, the trading price of our ADSs could decline, and you could lose all or part of your investment in our ADSs.

Risks Relating to Our Business and Our Industry

We rely heavily on our Xiniya brand. Failure to successfully maintain or promote our brand may adversely affect our results of operations.

We sell all our products under our Xiniya brand, from which we derive all of our revenues. Therefore, our Xiniya brand is critical for our success as we believe market perception of a brand is one of the key factors for consumers to make decisions to purchase men’s apparel. Our Xiniya brand has been designed to portray a successful, stylish yet relaxed lifestyle philosophy. We spent approximately RMB7.4 million, RMB11.4 million, RMB4.5 million ($0.7 million) and RMB2.8 million ($0.4 million) on our advertising and promotion activities in the years ended December 31, 2007, 2008 and 2009 and the nine months ended September 30, 2010, respectively. If we are unsuccessful in promoting our Xiniya brand or fail to maintain our brand position, market perception and consumer acceptance of our Xiniya brand may be eroded, and our business, results of operations and prospects may be materially adversely affected. In addition, we engaged entertainment celebrities to promote our Xiniya brand, and thus we are dependent to some extent on the market perception and consumer acceptance of these entertainment celebrities, over whom we have no control. Our Xiniya brand has been recognized as a “Fujian Famous Trademark” by the Administration for Industry and Commerce of Fujian Province since August 2005 and as a “Well-Known Trademark of China” by the China Clothing Association since 2006. In 2006, our Xiniya brand was also judged to be a “Well-Known Trademark of China” by the Chenzhou Intermediate People’s Court of Hunan Province. Any negative publicity or disputes involving our Xiniya brand, products or celebrities who endorse our Xiniya brand or the loss of any award accreditation associated with our Xiniya brand as described above could materially adversely affect our business, financial condition, results of operations and prospects.

We rely on distributors and department store chains to distribute our products to end consumers, to expand our authorized retail network and to achieve our growth target. The loss of, or significant decrease in, sales to our distributors or the department store chains could have a material adverse effect on our financial condition and results of operations.

As of September 30, 2010, our products were sold at 1,365 authorized retail outlets, including 63 stores managed by our 26 distributors, 976 stores managed by retailers authorized by our distributors and 181 department store concessions managed by 35 department store chains authorized by our distributors, as well as 145 department store concessions managed by our 24 department store chain clients. We generate substantially all of our revenues from the sales of our products to distributors and the department store chains that sell our products. Sales generated by our five best-performing distributors accounted for 30.4%, 24.3%, 19.7% and 31.2% of our revenues in 2007, 2008, 2009 and the nine months ended September 30, 2010, respectively. During the same periods, sales to our single largest distributor accounted for 6.7%, 6.4%, 4.3% and 9.3%, respectively, of our revenues.

We are subject to the following risks arising from our reliance on our distributors:

•	we typically enter into agreements with each of our distributors and the department store chains that sell our products for a one-year term and renew the agreements with them before the expiration of these agreements. The agreements we have with our existing distributors and the department store chains that sell our products may not be renewed on the same or similar terms, or at all;

•	our existing distributors and the department store chains that sell our products may not continue to place orders with us at historical levels or at all. If any of our major distributors or any department store chains that sell our products substantially reduces its volume of purchases from us or ceases its business relationship with us, our financial condition and results of operations may be materially adversely affected;

•	most of the distributors of our products are given exclusivity over their respective regions (usually an entire province or municipality). If any of them terminates or does not renew its distributorship agreement with us, we may not be able to replace it with a new distributor in a timely manner, or the replacement distributor may not be able to manage the same network of retailers or a network of retailers of similar scale. If we are unable to locate a replacement distributor, we would lose sales generated from the retail outlets in the entire region and our financial condition and results of operations could be materially adversely affected; and

•	if any of our distributors fails to adhere to its contractual obligation to distribute our products on an exclusive basis, our brand image and sales could be materially adversely affected.

As of the date of this prospectus, 204 new retail outlets have been opened in 2010. The number of new outlets does not include department store concessions placed under the management and supervision of distributors as a result of the restructuring of our authorized retail network. We plan to increase the number of retail outlets managed or authorized by our distributors by approximately 180 to 220 new outlets in 2011. Implementation of our growth strategy involves the maintenance and expansion of our authorized retail network, which is owned and managed by third parties, requires close cooperation by our distributors and the department store chains that sell our products and is subject to many factors beyond our control. In addition, the number and timing of new authorized stores actually opened during any given period, and their contribution to our distributors’ performance, which in turn will affect our results of operations, depend on a number of factors including, but not limited to, the following:

•	availability of suitable locations;

•	availability of financing to us, our distributors or the department store chains that sell our products;

•	complexity of the process for applying for all necessary licenses and permits for the new stores;

•	hiring and training of qualified sales personnel;

•	consumers’ acceptance of our products at specific areas; and

•	implementation of our sales and marketing policies at the new stores.

If we, our distributors or the department store chains that sell our products are unable to effectively manage these risks, we may not achieve our expansion goals and may fail to achieve our desired growth.

A distributor’s failure to distribute our products to the authorized retail network under its jurisdiction could materially adversely affect the business of the authorized retailers of an entire geographic area, as well as our reputation, brand image and results of operations.

As most of our distributors have exclusive distribution rights over a certain province, autonomous region or municipality, the failure by such distributor to perform obligations under its distributorship agreement with us may result in a material adverse effect on the business of authorized retailers in such area. If any of our distributors becomes unable or unwilling to supply our products to authorized retailers in the area over which it has exclusive distribution rights, the business of the authorized retailers operating in that area will be materially adversely affected. In addition, if any distributor fails to manage the distribution of our products among the authorized retail outlets located in its authorized region, some authorized retail outlets may have insufficient inventory of a particular product while others outlets have excess inventory of such product, which could adversely affect the sale of our products in that region. Moreover, distributors may favor the authorized retail outlets directly managed by them over the authorized retail outlets managed by third party authorized retailers when distributing popular products, which could result in a shortfall of inventory for such products at the authorized retail outlets managed by third party authorized retailers. Any disruption in the retail network of our products may materially adversely affect our reputation, brand image and results of operations.

Starting from February 2010, we began to restructure our authorized retail network, which is owned and managed by third parties, by helping to establish cooperative relationships between our distributors and department store chains that sell our products with the goal of having the department store chains act as authorized retailers under the management and supervision of our distributors in their respective regions. We believe such change could help to eliminate competition within this authorized retail network and enhance its overall performance. We intend to complete the restructuring of our authorized retail network by the end of 2010. We expect our reliance on distributors to continue to increase as a result of such restructuring. The failure of any distributor to distribute our products according to the agreed terms may result in material adverse impact on our financial condition and results of operations.

Some of our distributors and the department store chains that sell our products have, in the past, failed to pay us for their purchases in a timely manner. Such failure to make timely payment could materially adversely affect our financial condition and results of operations.

From 2007 to December 2008, we sold our products to our distributors and the department store chains with a credit period of 60 days and 30 days, respectively. In December 2008, as a result of the global financial crisis and economic downturn, it became necessary to grant an extended credit period of 90 days to all of our distributors and 60 days to all of our department store chains. In 2010, we further extended the credit period to 90 days for our department store chains and continue to offer our distributors a credit period of 90 days primarily to afford them with greater liquidity as they are growing in size and purchase volume. The length of such credit period for an individual distributor or department store chain depends on our assessment of the financial condition of such distributor and department store chain. Although our distributors and the department store chains that sell our products place advance purchase orders at our biannual sales fairs, we may not be able to receive the payment for our products on time if the distributors or department store chains encounter financial difficulties. For example, as of December 31, 2009, approximately 11.3% of our accounts receivable exceeded their respective credit periods. These overdue accounts receivable were related to sales made in October 2009 and were collected within the first quarter of 2010. We perform ongoing credit evaluations of the financial condition of our distributors and department store chains and generally require no collateral from them to secure their payment obligations. As our sales increase, the amount of accounts receivable from our distributors and department store chains may increase. In addition, as we implement our expansion plans and require our distributors to increase the number of their self-managed and authorized retailers, we may decide to lengthen the credit periods we grant to our distributors. If any distributor or department store chain does not pay us for its purchases in a timely manner or at all, our financial condition and results of operations could be materially adversely affected.

Although China experienced significant economic recovery since 2009 from the global financial crisis and economic downturn, a global economic crisis of similar or more severe scale may reoccur. The impact of a future economic downturn on our distributors and department store chains that sell our products cannot be predicted and may be severe, causing a significant deterioration of their businesses. If that happens, they may reduce the volume of their purchase orders significantly and fail to pay us in a timely manner or at all. As a result, our financial condition and results of operations may be materially adversely affected. In addition, if there are not sufficient products in the authorized retail outlets due to the reduction in purchase volume by our distributors or department store chains, our brand image and reputation may be materially adversely affected.

Consumer sales of our products are conducted by distributors, authorized retailers and department store chains over whom we have limited control.

Among the 1,365 authorized retail outlets of our products in China as of September 30, 2010, 63 were owned and managed by our 26 distributors directly, 976 were managed by retailers authorized by our distributors, 181 were department store concessions managed by 35 department store chains authorized by our distributors, and 145 were department store concessions managed by our 24 department store chain clients. We sell a substantial part of our products to our distributors, who in turn distribute our products to consumers through their self-managed retail outlets and authorized retailers. We do not have direct contractual relationships with the retailers of our products and we rely on the distributors to oversee their self-managed and authorized retailers. As we have no direct control over the authorized retailers, we are only able to require them to comply with our policies, such as exclusivity, customer service, store image and pricing, through our distributors based on the distributorship agreements. We also sell a significant portion of our products to large department store chains in our target geographies, which often enjoy strong bargaining positions due to their scale of business, reputation and location. Any deviation by our distributors, retailers and department store chains from our marketing and pricing policies or aggressive discounting of the retail prices of our products could result in the erosion of goodwill, a decrease in the market value of our Xiniya brand and an unfavorable public perception about the quality of our products, thus resulting in a material adverse effect on our business, financial condition, results of operation and prospects.

Our plan to manage new flagship stores may not succeed, and there may be competition among our company, our distributors, authorized retailers and department store chains.

We plan to use a portion of the proceeds from this offering to open up to five additional flagship stores in China by 2012. As we have only managed one flagship store in Jinjiang City, Fujian Province, we may not have sufficient experience and skills required for successfully managing such flagship stores. Moreover, as our authorized retail network owned and managed by third parties expands and market penetration of our products increases, there could be competition among our company, our distributors, authorized retailers and department store chains in the retail market. If we cannot succeed in our management of self-operated flagship stores or fail to coordinate well with our distributors, authorized retailers and department stores to minimize the competition within this retail network, our financial condition and results of operations could be materially adversely affected and we may not achieve our development goals.

We operate in a very competitive market and the intense competition we face may result in a decline in our market share and lower profit margins.

We operate in the business and leisure apparel sector of the overall men’s apparel industry in the PRC, which is highly competitive. Participants in this market include both international and domestic brands which compete in, among other things, brand loyalty, product variety, product design, product quality, marketing and promotion, retail network coverage, price and the ability to meet delivery commitments to distributors and retailers. This competition has led to leading brands continuing to gain market share at the expense of less established and lower-end brands. We may not be able to compete effectively against competitors who may have greater financial resources, greater scale of production, superior product design, better brand recognition and a wider, more diversified and established retail network. To compete effectively and maintain our market share, we may be forced to, among other actions, reduce prices, provide more sales incentives to our distributors and department store chains and increase capital expenditures on advertising, which may in turn materially adversely affect our profit margins and other results of operations.

We may not be able to accurately track the inventory levels at our distributors, retailers or department store concessions.

Our ability to track the sales by our distributors to third-party retailers and the ultimate retail sales by the retailers and department store concessions, and consequently their respective inventory levels, is limited. We implement a policy to require our distributors and department store chains to provide us with their sales reports on a weekly basis and we carry out random on-site inspections of our distributors, authorized retailers and department store chains to track their inventories. The purpose of tracking the inventory level is mainly to gather information regarding the market acceptance of our products so that we can reflect consumers’ preferences in the design and development of our products for the next season. The tracking of inventory level also helps us to understand the market recognition of our products in a particular region, and thus allows us to adjust our marketing strategy if necessary. The implementation of the policy, however, requires the distributors, authorized retailers and department store chains to accurately report the relevant data to us in a timely manner, which is largely dependent on the cooperation of our distributors and department store chains. We may not always obtain the required data in time and the data provided to us by our distributors and department store chains may be inaccurate or incomplete.

We plan to use part of the proceeds from this offering to implement an enterprise resource planning system, or ERP system, that will allow us to track sales at the authorized retail outlets on a timely basis. Such system is expected to facilitate the processing of basic replenishment orders from our distributors, the movement of products through our authorized retail network, and the collection of information for planning and forecasting purposes. If we are unable to roll out the ERP system as planned, we would not be able to accurately track the inventory levels of our distributors, authorized retail outlets or department store concessions on a timely basis. Inaccurate, mistaken, incomplete or delayed data regarding inventory levels may mislead us to make wrong business judgments for our production, marketing efforts and sales strategies. If that happens, our operations and financial results may be materially adversely affected. In addition, if our distributors, authorized retailers or department store chains cannot manage inventory levels properly, their future orders of our products may be reduced, which would materially adversely affect our future business, financial condition, results of operation and prospects.

We are heavily dependent on certain of our key personnel and design and technical personnel. Our inability to attract, retain and motivate qualified personnel could adversely affect our business and growth prospects.

Our success depends heavily on our ability to attract, retain and motivate key personnel, including senior managerial, design and technical personnel. In particular, we rely on the continued services of Mr. Qiming Xu, Mr. Kangkai Zeng, Mr. Mingjiang Liu and Mr. Qifang Zhang, as well as our chief designer, Mr. Qiwen Yang. Many of them have been with us since the inception of our business. We have not subscribed for key-man life or similar insurance covering our key executives, design and technical personnel. If we lose the services of any of these key employees and cannot replace them with personnel with comparable experience and expertise in a timely manner, our business and prospects may be materially adversely affected.

Our operations could be materially adversely affected if we fail to effectively manage our relationships with, or lose the services of, our contract manufacturers.

We currently outsource most of our production to third party contractors in China. In the nine months ended September 30, 2010, we generated approximately 98.5% of our revenues from sales of products manufactured by our contract manufacturers. We currently use 50 contract manufacturers on a regular basis. In 2007, 2008 and 2009 and the nine months ended September 30, 2010, 34.2%, 42.4%, 30.1% and 23.8%, respectively, of our revenues were attributable to sales of products manufactured by our top five contract manufacturers. In January 2010, we ceased operation of four of our production lines at our manufacturing facility in Jinjiang due to our plans to phase out dated manufacturing facilities. As we do not enter into long-term contracts with our contract manufacturers, our contract manufacturers may decide not to accept our future purchase orders on the same or similar terms, or at all. If a contract manufacturer decides to substantially reduce its volume of supply to us or to terminate its business relationship with us, we may not be able to find a proper replacement in a timely manner and may be forced to default on the agreements with our distributors or department store chains that sell our products. This may seriously impact our revenues and adversely affect our reputation and relationships with our distributors and the department store chains that sell our products, causing a material adverse effect on our financial condition, results of operations and prospects.

Further, if any of our contract manufacturers fails to provide the required number of products meeting our quality standards, we may have to delay delivery of products to our distributors or department store chains, become unable to supply products at all, or even recall products previously dispatched. This could cause us to lose revenues or market share and damage our reputation, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, some contract manufacturers may not fully comply with certain laws, such as labor and environmental laws. If any of our contract manufacturers is found to have violated laws and regulations in the PRC, media reports on such violations may negatively affect our reputation and image, resulting in material adverse impact on our business, financial condition and results of operations.

We also provide the designs of our products to the contract manufacturers, as well as guidance for manufacturing the products ordered by us. We do not have direct control over the contract manufacturers. If any of them is involved in unauthorized production and sale of goods using our Xiniya brand, our reputation, financial condition and results of operations may be materially adversely affected.

As we grow, our reliance on contract manufacturers may also grow as our added production capacity may not be sufficient to keep pace with the increased production requirements driven by our growth. We may not be able to find sufficient additional contract manufacturers to produce our products on the same or similar terms as our existing contract manufacturers, and we may not be able to achieve our growth and development goals.

We rely on a number of suppliers for certain raw materials. Unfavorable fluctuations in the price, availability and quality of raw materials could cause production delays and increase production costs.

Fabrics such as cotton, wool, polyester and blended fabrics and accessories, such as zippers and buttons, are the principal raw materials used in our production. All of our raw materials are sourced from PRC suppliers. Approximately 34.2%, 42.4%, 30.1% and 46.1% of our raw material purchases were from our top five suppliers in the years ended December 31, 2007, 2008 and 2009 and the nine months ended September 30, 2010, respectively. We do not enter into long-term agreements with our raw material suppliers. For each order, we enter into separate purchase contracts that include the terms regarding the price, purchase quantity, delivery terms and settlement terms. To the extent our suppliers do not continue to supply us with the raw materials we need to produce our products at similar prices or at all, our production may be seriously impacted and our reputation, brand image, results of operations, financial condition and prospects may materially suffer. Unfavorable fluctuations in the costs of our principal raw materials and our inability to pass on any increase in raw materials costs to our customers by increasing the suggested retail prices of our products or increasing the sale price to our distributors may materially adversely affect our cost of sales and our profit margins.

Our sales, results of operations and reputation could be materially adversely affected if we or our contract manufacturers fail to prevent interruption of our manufacturing operations, or fail to deliver products on schedule and at the level of quality expected by our distributors, department store chains, retailers and consumers.

The operation of our business requires successful coordination of several sequential and complex processes. The disruption of any of such processes could interrupt our revenue generation and result in a material adverse effect on our relationships with our distributors, department store chains, authorized retailers and consumers, our brand name and our financial performance. The manufacture of our products involves raw material and ancillary components selection, tailoring and sewing, assembly and packaging. When introducing new products, we and our contract manufacturers may experience delays in adjusting or upgrading production lines, delays in expanding manufacturing capacity, disruption in manufacturing processes and failure by our business partners to adequately perform the services we need. All these may have a material adverse effect on our sales and results of operations. In addition, a failure or an interruption could occur at any stage of our product development, manufacturing and delivery processes, resulting in products not meeting the expectations of our distributors, department store chains, retailers and consumers in terms of quality and delivery time, which could have a material adverse effect on our sales, results of operations and reputation.

We may not be able to anticipate and respond in a timely manner to rapid changes in consumers’ tastes and preferences.

As our men’s casual and business apparel and accessory products are closely linked with fashion and trends, our sales are dependent on our ability to cater to different consumer fashion tastes and preferences. We believe that a substantial portion of our revenues is dependent on market perception and consumers’ acceptance that our brand represents a successful, stylish yet relaxed lifestyle philosophy, which requires continued anticipation and responsiveness to rapidly changing market and fashion trends. Our failure to anticipate accurately and respond to market and fashion trends in a timely manner could result in our distributors experiencing lower sales volumes, lower selling prices and lower profits. This could in turn negatively affect our sales to our distributors in the future, as well as our financial condition and results of operations.

Failure to continue to engage Jacky Cheung as our brand spokesperson could harm our business.

Since October 2007, we have engaged Jacky Cheung, one of the most well-known pop singers in China, as our brand spokesperson to promote our products and brand image. We believe Jacky Cheung’s image embodies the successful and stylish gentleman our brand represents and resonates well with our target customers, who are male professionals between the ages of 25 to 45. Therefore, we believe the engagement of Jacky Cheung has contributed significantly to the sales of our products. Our engagement with Jacky Cheung will expire in February 2011. We plan to negotiate with Jacky Cheung to extend his term as our brand spokesperson and to expand the scope of our cooperation with him by the time our current engagement with him expires. However, we may not be able to continue to engage Jacky Cheung as our brand spokesperson on commercially reasonable terms or at all. If we fail to continue to engage Jacky Cheung and cannot secure an alternate celebrity of similar popularity, the sales of our products could be materially adversely affected and the image of our brand among consumers may be materially adversely impacted.

In addition, inappropriate actions taken or unsatisfactory performances by Jacky Cheung or any replacement brand spokespersons that harm their reputations could in turn harm our brand image and reputation, which could have a material adverse impact on our sales, financial condition and results of operations.

We may fail to execute our growth strategy or maintain our growth rate.

Our rapid growth will impose significant additional responsibilities on our management, including the need to raise working capital, to identify, recruit, train and integrate additional employees and to oversee the expansion of our production facilities and the coordination and cooperation with our distributors and authorized retailers. In addition, rapid and significant growth may place a strain on our administrative and operational infrastructure, in particular on our internal controls and financial reporting processes and systems. As our operations expand, we expect that additional resources will be required to manage new relationships with investors and additional distributors and department store chains, as well as other third parties including contract manufacturers, raw material suppliers, equipment providers, consultants and others. Our ability to manage our working capital, operations and growth will require us to continue to improve our operational, financial and management controls, reporting systems and procedures. If we are unable to effectively manage our growth, it may be difficult for us to execute our business strategies and a decrease in the market demand for our products and the corresponding drop in the sales of our products could result in an accumulation of inventory in the retail network and may materially adversely affect our business, financial condition, results of operations and prospects.

Our sales are subject to seasonality and weather conditions, which could cause our results of operations to fluctuate.

Our industry has historically experienced seasonality, which we expect to continue. We typically achieve higher revenues from the sales of our autumn and winter collections and lower revenues from the sales of our spring and summer collections due to seasonality of demand for business casual men’s apparel and the differences in selling prices between our autumn and winter collections and our spring and summer collections. As a result, our revenues, operating income and net profit have typically been higher during the third and fourth quarters than the rest of the year. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Selected Quarterly Results of Operations.” In addition, extreme or unusual weather conditions, such as extended periods of warm temperatures during the winter season or cool weather during the summer season could render a portion of our inventory incompatible with such unseasonable conditions, and thus may affect our sales. Our quarterly operating results may also fluctuate from period to period based on changes in fashion trends, consumer demand and the seasonality of consumer spending on men’s apparel. Therefore, any comparison of our operating results between interim and annual results may not be meaningful. Our results of operations are likely to continue to fluctuate due to seasonality.

Any material disruption of our operations or the operations of our suppliers, distributors and/or retailers from natural disasters, war, political unrest and epidemics could materially adversely affect our results of operations.

Our operations are subject to uncertainties and contingencies beyond our control that could result in material disruptions and adversely affect our results of operations. These include war, riots, public disorder, civil commotion, fire, earthquake, flood and other natural calamities, epidemics, outbreaks of infectious disease, terrorism, whether locally or nationwide, or incidents such as industrial accidents, equipment failures, power failures or disruptions, the breakdown, failure or substandard performance of equipment, the improper installation or operation of equipment and the destruction of buildings, equipment and other facilities due to natural disasters, malfunction of information systems, delays in the distribution and transportation of our products or other operational problems, strikes or other labor difficulties and disruption of public infrastructure such as roads, ports or utilities. Any such disruption of our operations or the operations of our suppliers, distributors and/or retailers could cause us to disrupt, limit or delay our production, prevent us from meeting customer orders, increase our costs of production or require us to make additional capital expenditures. We currently do not carry any property insurance or business interruption insurance, and any of such incidents could materially adversely affect our results of operations.

We may not be able to adequately protect our intellectual property rights, which could harm our brand and our business.

We believe our trademarks and other intellectual property rights are crucial to our success. Our principal intellectual property rights include our trademarks for the Xiniya brand. Although we rely on the registration of trademarks and applicable laws to protect our intellectual property rights, these measures may not be sufficient to prevent any misappropriation of our intellectual property rights. The legal framework governing intellectual property in the PRC is still evolving and the level of protection of intellectual property rights in the PRC differs from those in more developed jurisdictions such as the United States. As a result, we may not enjoy the same level of protection of our intellectual property rights as what is typically available in these jurisdictions.

There is no assurance that third parties will not infringe our intellectual property rights. Our efforts to enforce or defend our intellectual property rights may not be adequate and may require significant attention from our management and may be costly. We may have to initiate legal proceedings to defend the ownership of our trademarks or brand against any infringement by third parties. These legal proceedings may be costly and time-consuming and we might be required to devote substantial management time and resources in an attempt to achieve a favorable outcome. The outcome of any legal actions to protect our intellectual property rights may be uncertain. If we are unable to adequately protect or safeguard our intellectual property rights, our business, financial condition and results of operations and prospects may be adversely affected.

In addition, some websites operated by third parties which are not related to our company, our directors, management and shareholders, have domain names that are similar to our proprietary domain name, www.xiniya.com, including www.xiniya.com.cn and other websites that use the word “xiniya” or words similar to our brand name. Consumers may view such websites as being operated by or related to our company, and if any contents of such websites infringe the rights of any consumers or other third parties, there may be lawsuits against us and negative news coverage involving us. If this happens, our reputation may be materially adversely affected and our sales, financial condition and results of operations may be harmed.

The legitimate use of trademarks or brands that are similar to our trademarks or brands by other parties may have a negative impact on the goodwill, value and image of our products.

The laws of the PRC permit other parties to register trademarks which may be similar to our registered trademarks under certain circumstances. Such activities may cause confusion among consumers. We may not be able to prevent other parties from using trademarks that are similar to ours. Consumers may confuse our products with lower quality third-party products with similar trademarks. If this happens, the goodwill and value of our trademarks and public perception of our brand and image may be adversely affected by the inferior quality of the products and services provided by third parties who use trademarks similar to ours. A negative perception of our brand and image could have a material adverse effect on our sales, and therefore on our business, financial condition and results of operations and prospects.

Our business could be adversely affected by claims by third parties for possible infringement of their intellectual property rights.

We may face claims from time to time that our products infringe upon the intellectual property rights of third parties, including our competitors. If any legal proceedings against us for infringement of intellectual property rights are successful, we may be ordered to be responsible for the losses incurred by the claiming parties due to our infringement of their intellectual property rights. Further, if we are unable to obtain a license for the usage of such intellectual property rights on acceptable terms, or at all, or unable to design around such intellectual property rights, we may be prohibited from manufacturing or selling products which are dependent on the usage of such intellectual property rights. In such cases, we may experience a material adverse effect on our business and reputation, and these types of proceedings and their consequences could divert management’s attention from our business, all of which could have a material adverse effect on our business and results of operations.

Our ability to obtain additional financing may be limited, which could delay or prevent the realization of one or more of our strategies.

We have, to date, financed our working capital and capital expenditure needs primarily through capital contributions and cash from operating activities. We expect our working capital needs and our capital expenditure needs to increase in the future as we continue to expand and enhance our production facilities, increase our design, research and development capabilities and as we continue to implement our other strategies. Our ability to raise additional capital will depend on the success of our current business and the successful implementation of our key strategic initiatives, financial, economic and market conditions and other factors, some of which are beyond our control. We may not be successful in raising the required capital at reasonable cost and at the required times, or at all. Further, equity financings may have a dilutive effect on our shareholders. If we are unsuccessful in raising additional capital or if new capital funding costs are higher than our prior capital funding costs, our operations and our development programs may be materially adversely impacted, with similar effects on our financial condition and results of operations.

We may be requested to make up any unpaid contribution to the social security insurance schemes and we and our responsible officers may be subject to a late charge and other penalties.

Under the PRC laws and regulations, our operating subsidiary in the PRC, Fujian Xiniya, is required to make mandatory contributions to a number of social insurance schemes for its employees who are eligible for such benefits. As advised by our PRC legal advisor, Beijing Mingtai Law Firm, under the applicable laws and regulations issued by the national and local governments in China, Fujian Xiniya, is required to contribute to these social insurance schemes representing, in the aggregate, 29.2% of the wages payable to these employees, comprising contributions to (i) pension insurance at the rate of 18%; (ii) medical insurance at the rate of 7.5%; (iii) unemployment insurance at the rate of 2%; (iv) work-related injuries insurance at the rate of 1%; and (v) maternity insurance at the rate of 0.7%. The cumulative amount of contributions payable under the social insurance schemes for our employees as of September 30, 2010 was RMB6.3 million ($0.9 million).

However, the relevant laws and regulations are not enforced in a consistent manner across China, particularly in relation to migrant workers, who historically have not been granted the same level of benefits and protections as urban workers. As a large number of our employees are migrant workers, Fujian Xiniya did not establish a mechanism to make regular contributions to the social insurance schemes in accordance with applicable laws and regulations.

As advised by our PRC legal advisor, Beijing Mingtai Law Firm, Fujian Xiniya may be ordered by the relevant government authorities to pay the outstanding contributions within a prescribed time limit and late charges or penalties may apply. As of the date of this prospectus, Fujian Xiniya has not been ordered by the relevant government authorities to pay any outstanding contributions to any social insurance schemes. However, we may be punished for our failure to comply with such laws and regulations in the past and may be subject to negative publicity. If that happens, our business, results of operations and prospects may be materially adversely affected.

Our operations and financial performance may be adversely affected by labor shortages, an increase in labor costs, any change to the PRC labor laws and regulations or by labor disputes.

We operate in a labor-intensive industry. Although we currently outsource most of our production, we plan to use part of the proceeds from this offering to construct new manufacturing facilities and increase our production capacity. Our success depends in part upon our ability to attract, motivate and retain a sufficient number of qualified employees. Qualified individuals are in short supply and competition for these employees is intense. We incurred labor costs of RMB15.7 million in 2007, RMB19.5 million in 2008, RMB22.2 million ($3.3 million) in 2009 and RMB6.4 million ($1.0 million) in the nine months ended September 30, 2010, representing 8.6%, 5.8%, 4.9% and 1.6% of our total operating costs in the corresponding periods. In line with the planned increase in in-house production capacity, we expect our labor costs to increase significantly. Labor costs in the PRC have increased and may continue to increase in the future. If the labor shortage intensifies, the labor costs in the PRC increase substantially and we cannot pass on such increase to our customers by increasing our sales prices, our business, financial condition, results of operations and prospects may be materially adversely affected.

On June 29, 2007, the PRC government promulgated a new labor law, namely, the Labor Contract Law of the PRC, which became effective on January 1, 2008. The Labor Contract Law imposes greater liabilities on employers and significantly impacts the cost of an employer’s decision to reduce its workforce. Further, it requires certain terminations to be based upon seniority and not merit. In the event we decide to significantly change or decrease our workforce, the Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost effective manner, thus materially adversely affecting our financial condition and results of operations.

Further, labor disputes, work stoppages or slowdowns at our facility or any of our contract manufacturers or suppliers or at construction or engineering firms engaged in the construction of our production facilities could significantly disrupt our operations or our expansion plans. Delays caused by any such disruptions could materially adversely affect our production and revenues, which could have a material adverse effect on our business and results of operations.

We are exposed to environmental liability. Changes in existing laws and regulations or additional or stricter laws and regulations on environmental protection in China may cause us to incur additional capital expenditures.

The production of certain products by us or our contract manufacturers, particularly leather men’s apparel, footwear and leather accessories, is subject to PRC environmental protection laws and regulations. These laws and regulations require enterprises engaged in manufacturing products that may produce environmental wastes to adopt effective measures to control and properly dispose of industrial wastes. If an enterprise fails to comply with such laws or regulations and causes pollution, the environmental protection authorities may levy fines or even order the enterprise to be closed if the enterprise has caused serious pollution. Although we believe our current pollution control facilities and measures are effective and we are in compliance with any PRC environmental protection laws except that we are still in the process of applying for a pollutant discharge permit, we may, however, be subject to fines or even more severe administrative punishments if the PRC government imposes stricter environment protection laws with which we cannot comply by using our current pollution control facilities and measures. If the PRC government imposes stricter environment protection laws, we may have to incur additional expenditures on pollution control facilities and measures in order to comply with such stricter laws. If we are unable to pass on the additional expenditures to our customers through increasing the prices of our products, our financial condition and results of operations may be materially adversely affected.

Moreover, we have no direct control over our contract manufacturers. If any of them fails to comply with any PRC environmental laws or regulations, any such violations or any media reports on such violations may negatively affect our reputation and image, resulting in a material adverse impact on our business, financial condition and results of operations.

We may be exposed to product liability, property damage or personal injury claims, which may adversely affect our reputation and business.

All of our products are sold in China. We may be exposed to product liability claims and we may, as a result, have to expend significant financial and managerial resources to defend against such claims. Such product liability claim risks may increase as legal concepts in product liability begin to develop and mature in China and in other countries and regions where our products may be sold in the future. In line with common industry practice, we do not maintain product liability insurance coverage and our business, results of operations and prospects may be materially adversely affected by a successful product liability claim against us. In addition, we do not maintain third party liability insurance against claims for property damage or personal injury. Regardless of the ultimate merits of a claim or dispute, we may face significant costs and expenses to defend against such claims or enter into settlement agreements. We may suffer serious damage to our reputation, be subject to material monetary damages and be subject to government investigations. In such cases, it may lead to fines and sanctions against us and result in negative public perception of our brand, all of which could have a material adverse effect on our business, prospects, financial condition, results of operations and prospects.

We have a limited operating history and you should not rely on our historical financial data as an indicator of our future financial performance.

We have a limited operating history in the men’s apparel industry. We achieved revenue growth at a compound annual growth rate, or CAGR, of over 63.3% from 2007 to 2009 primarily due to the successful promotion of our brand. You should consider our business and prospects in light of the risks and difficulties we face with a limited operating history in the competitive men’s apparel industry and should not rely on our past results as an indication of our future performance. In particular, we may face challenges in planning our growth strategy and forecasting market demand accurately as a result of our limited historical data and limited experience in implementing and evaluating our business strategies. If we are unable to successfully address these risks, difficulties and challenges as a result of our limited operating history, our ability to implement our strategic initiatives could be adversely affected, which may in turn have a material adverse effect on our business, financial condition, results of operations and prospects.

Our independent registered public accounting firm has identified material weaknesses in our internal control over financial reporting. If we are unable to correct these weaknesses, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of our ADSs may be adversely impacted.

Upon completion of this offering, we will be subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting beginning with our annual report for the fiscal year ending December 31, 2011. Our management may conclude that our internal control over our financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may still issue a report with an adverse opinion if it is not satisfied with our internal control or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

Prior to this offering, we have been a private company with a short operating history and limited accounting personnel and other resources with which to address our internal control and procedures over financial reporting. In connection with their audits of our financial statements for the years ended December 31, 2007, 2008 and 2009, our independent registered public accounting firm identified and communicated to us three material weaknesses in our internal control over financial reporting as defined in the standards established by the U.S. Public Company Accounting Oversight Board that there is reasonable possibility that a material misstatement in our annual or interim financial statements would not be prevented or detected on a timely basis by our internal controls. The material weaknesses identified by our independent auditors include: (i) lack of sufficient personnel with an appropriate level of accounting knowledge, experience and training in the application of IFRS commensurate with our financial reporting requirements; (ii) insufficient policies and procedures relating to the accounting for research and development expenses; and (iii) insufficient policies and procedures relating to our company’s expenses paid for by our controlling shareholder, Mr. Qiming Xu.

Although we have adopted several measures to improve our internal control over financial reporting, including (i) recruiting a chief financial officer in the second quarter of 2010 with extensive audit experience and knowledge of IFRS; (ii) implementing various procedures to ensure the proper controls and documentation are implemented with respect to our research and development expenses; and (iii) obtaining from our controlling shareholder, Mr. Qiming Xu, appropriate supporting documents for any company expenses paid for by him, they may not be sufficient to overcome these material weaknesses. We will continue to implement measures to remedy these material weaknesses as well as other deficiencies identified by our independent auditors and us in order to meet the deadline and requirements imposed by Section 404 of the Sarbanes-Oxley Act. If we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal control over financial reporting. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our ADSs. Furthermore, we anticipate that we will incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act.

If we grant employee stock options and other share-based compensation in the future, our net income could be materially adversely affected.

Share-based compensation is important to attract and retain key personnel. Under our 2010 equity incentive plan, we have a significant number of ordinary shares authorized for future issuance. We may adopt other equity incentive plans in the future. Grants of share-based awards under such plans may lead to incurrence of share-based compensation expenses. We will account for compensation costs for all share-based awards using the fair value method and recognize the expenses in our consolidated statement of operations in accordance with the accounting guidance of share-based payment under IFRS, which may materially adversely affect our net income. Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness of our current and future equity incentive plans.

Risks Relating to Conducting Business in the PRC

Almost all of our assets are located in the PRC and all of our revenues are derived from our operations in the PRC. As a result, our operations and assets are subject to significant political, economic, legal and other uncertainties associated with doing business in the PRC, which are discussed in more detail below.

Fluctuations in consumer spending caused by changes in macroeconomic conditions in the PRC may significantly affect our business and financial performance.

All of our revenues have been generated in the PRC. Our sales and growth are dependent on consumer consumption and the continued improvement of macroeconomic conditions in the PRC, which in turn depend significantly on worldwide economic conditions and their impact on levels of consumer spending, which have recently deteriorated significantly in many countries and regions and may remain depressed for the near future. There are many factors affecting the level of consumer spending, including but not limited to, interest rates, currency exchange rates, recession, inflation, deflation, political uncertainty, taxation, stock market performance, unemployment levels and general consumer confidence. In addition, we believe that our historical growth rates were largely dependent on the general growth of the PRC economy. According to the National Bureau of Statistics of China, or NBSC, China’s GDP increased from RMB18,493.7 billion in 2005 to RMB33,535.3 billion in 2009. We can provide no assurance that the PRC will continue to grow at historical rates, or at all, and any slowdowns or declines in the PRC economy or the world economy in general may materially adversely affect consumer spending, our prospects and operating results.

Our business may be materially adversely impacted by the recent global financial crisis and economic downturn.

The recent global financial crisis and economic downturn may materially adversely impact our business, financial condition, results of operations and prospects in a number of ways, including:

•	we are faced with severe competition during the global financial crisis and economic downturn, due to the decrease of men’s apparel exports from China, which has caused more competitors to sell into the PRC market their products that they had previously planned to export;

•	an economic slowdown or recession, or even the risk of potential economic slowdown or recession, may cause our distributors to delay, defer or cancel their purchases from us, including previously agreed purchase plans;

•	under difficult economic conditions, consumers may seek to reduce discretionary spending by foregoing purchases of our products; and

•	financing and other sources of liquidity may not be available on reasonable terms or at all.

These risks may be exacerbated in the event of a prolonged economic downturn or financial crisis.

Changes in the laws, regulations and policies adopted by the PRC government, including in relation to the environment, labor and taxation, may adversely affect our business, growth strategies, operating results and financial condition.

The political, economic and social conditions in the PRC differ from those in more developed countries in many respects, including structure, government involvement, level of development, growth rate, control of foreign exchange, capital reinvestment, allocation of resources, rate of inflation and trade balance position. For the past three decades, the PRC government has implemented economic reform and measures emphasizing the utilization of market forces in the development of the PRC economy. Although we believe these economic reforms and measures will have a positive effect on the PRC’s overall and long-term development, the resulting changes may also have any adverse effect on our current or future business, financial condition or results of operations. Despite these economic reforms and measures, the PRC government continues to play a significant role in regulating industrial development, the allocation of natural resources, production, pricing and management of currency, and there can be no assurance that the PRC government will continue to pursue a policy of economic reform or that the current direction of reform will continue.

Our ability to successfully expand our business operations in the PRC depends on a number of factors, including macroeconomic and other market conditions and credit availability from lending institutions. Stricter lending policies in the PRC may affect our ability to obtain external financing, which may reduce our ability to implement our expansion strategies. We cannot assure you that the PRC government will not implement any additional measures to tighten lending standards or that, if any such measure is implemented, it will not adversely affect our future results of operations or profitability.

Demand for our products and our business, financial condition and results of operations may be adversely affected by the following factors:

•	political instability or changes in social conditions in the PRC;

•	changes in laws, regulations and administrative directives;

•	measures which may be introduced to control inflation or deflation;

•	changes in the rate or method of taxation; and

•	reduction in tariff protection and other import and export restrictions.

These factors are affected by a number of variables which are beyond our control.

The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering; any requirement to obtain prior CSRC approval could delay this offering and any failure to obtain this approval, if required, could have a material adverse effect on our business, results of operations and reputation as well as on the trading price of our ADSs, and may also create uncertainties for this offering. The regulation also establishes more complex procedures for acquisitions by foreign investors, which could make it more difficult to pursue growth through acquisitions.

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, or MOFCOM, the State-owned Assets Supervision and Administration Commission of the State Council, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and the State Administration of Foreign Exchange, or SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006. The M&A Rules, among other things, include provisions that purport to require an offshore special purpose vehicle formed for the purpose of acquiring PRC domestic companies and controlled by PRC individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of an application and supporting documents with the CSRC.

The application of the M&A Rules with respect to this offering remains unclear. Based on the advice of our PRC legal advisor, Beijing Mingtai Law Firm, we believe that no CSRC approval is required in the context of this offering as Fujian Xiniya, a wholly foreign-owned enterprise indirectly held by us through Xiniya Hong Kong, was incorporated in the PRC prior to the implementation of the M&A Rules. However, the CSRC may disagree with this assessment and if CSRC approval is later found to be required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. In that case, the relevant regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects. Meanwhile, any uncertainties or negative publicity regarding this CSRC approval requirement could have an adverse effect on the trading price of our ADSs.

The regulation also established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In the future, we may grow our business in part by acquiring complementary businesses. Complying with the requirements of this regulation to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM, may delay or inhibit our ability to complete such transactions. Any delay or inability to obtain applicable approvals to complete acquisitions could affect our ability to expand our business or maintain our market share.

PRC regulations relating to offshore investment activities by PRC residents and PRC citizens may increase the administrative burden we face and may subject our PRC resident beneficial owners or employees or PRC citizen stock option holder to personal liabilities, limit our subsidiary’s abilities to increase its registered capital or distribute profits to us, limit our ability to inject capital into our PRC subsidiary, or may otherwise expose us to liability under PRC law.

SAFE has promulgated regulations that require PRC residents and PRC corporate entities to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. These regulations may apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future. In addition, any PRC resident who is a direct or indirect shareholder of an offshore company is required to update his or her registration with the relevant SAFE branches, with respect to that offshore company, any material change involving an increase or decrease of capital, transfer or swap of shares, merger, division, equity or debt investment or creation of any security interest. Moreover, the PRC subsidiaries of that offshore company are required to coordinate and supervise the filing of SAFE registrations by the offshore company’s shareholders who are PRC residents in a timely manner. If a PRC shareholder with a direct or indirect stake in an offshore parent company fails to make the required SAFE registration, the PRC subsidiaries of such offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries, and the offshore parent company may also be prohibited from injecting additional capital into its PRC subsidiaries. Furthermore, failure to comply with the various SAFE registration requirements described above may result in liability for the PRC shareholders and the PRC subsidiaries for foreign exchange registration evasion.

Our shareholders who are PRC residents are in the process of making the required SAFE registrations according to the relevant regulations. However, we have certain shareholders that are residents of Hong Kong. There is uncertainty concerning under what circumstances residents of other countries and regions can be classified as a PRC resident. However, the PRC government authorities may interpret our beneficial owners’ status differently or their status may change in the future. Moreover, we may not be fully informed of the identities of the beneficial owners of our company and we cannot assure you that all of our PRC resident beneficial owners will comply with the SAFE regulations. The failure of our beneficial owners who are PRC residents to make any required registrations may subject us to fines and legal sanctions, and prevent us from being able to make distributions or pay dividends, as a result of which our business operations and our ability to distribute profits to you could be materially adversely affected.

On March 28, 2007, SAFE issued the Operating Procedures on Administration of Foreign Exchange regarding PRC Individuals’ Participation in Employee Share Ownership Plans and Employee Stock Option Plans of Overseas Listed Companies, or the Stock Option Rule. Under the Stock Option Rule, PRC citizens who are granted stock options by an overseas publicly listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly listed company, to register with SAFE and complete certain other procedures. We and our PRC employees who may be granted stock options will be subject to the Stock Option Rule when our company becomes an overseas publicly listed company. If we or our PRC employees fail to comply with such regulation, we or our employees may be subject to fines and legal sanctions.

Restrictions on foreign exchange and payments of dividends may limit our operating subsidiary’s ability to remit payments to us.

At present, the Renminbi is not freely convertible to other currencies, and conversion and remittance of foreign currencies are subject to PRC foreign exchange regulations. Under current PRC laws and regulations, payments of current account items, including profit distributions, interest payments and operation-related expenditures, may be made in foreign currencies without prior approval from SAFE, but are subject to procedural requirements including presenting relevant documentary evidence of such transactions and conducting such transactions at designated foreign exchange banks within China who have the licenses to carry out foreign exchange business. Strict foreign exchange control continues to apply to capital account transactions. These transactions must be approved by or registered with SAFE, and repayment of loan principal, distribution of return on direct capital investment and investment in negotiable instruments are also subject to restrictions. Under our current structure, our source of funds primarily consists of dividend payments from our subsidiary in the PRC. We cannot assure you that we will be able to meet all of our foreign currency obligations or to remit profits out of China. If future changes in relevant regulations were to place restrictions on the ability of our subsidiary to remit dividend payments to us, our liquidity and ability to satisfy our third-party payment obligations and our ability to distribute dividends in respect of the ADSs could be materially adversely affected.

We are a holding company that heavily relies on dividend payments from our subsidiary for funding.

We are a holding company incorporated in the Cayman Islands and operate our core business through our subsidiary in the PRC. Therefore, the availability of funds to us to pay dividends to our shareholders depends on dividends received from this subsidiary. If our subsidiary incurs debt or losses, such indebtedness or losses may impair its ability to pay dividends or other distributions to us. As a result, our ability to pay dividends will be restricted. PRC laws require that dividends be paid only out of the net profit calculated according to the PRC accounting principles, which differ in many aspects from generally accepted accounting principles in other jurisdictions, including International Financial Reporting Standards, or IFRS, and U.S. Generally Accepted Accounting Principles. PRC laws also require foreign-invested enterprises to set aside a part of their net profit as statutory reserves. These statutory reserves are not available for distribution as cash dividends. In addition, restrictive covenants in bank credit facilities or other agreements that we or our PRC subsidiary may enter into in the future may also restrict the ability of our subsidiary to provide capital or declare dividends to us and our ability to receive distributions. Therefore, these restrictions on the availability and usage of our major source of funding may impact our ability to pay dividends to our shareholders and ADS holders.

Fluctuations in foreign exchange rates may adversely affect our financial condition and results of operations.

Under our current corporate structure, our income primarily consists of dividend payments from our subsidiary in the PRC, whose sales are made in Renminbi. The value of the Renminbi against foreign currencies is subject to changes in the PRC government’s policies and international economic and political developments. The Renminbi was pegged solely to the U.S. dollar prior to July 21, 2005. Effective from July 21, 2005, the Renminbi is no longer pegged solely to the U.S. dollar. Instead, it is pegged against a basket of foreign currencies determined by the People’s Bank of China, against which it can rise or fall within a regulated band each day. This change in policy caused the Renminbi to appreciate by more than 20% against the U.S. dollar in the following three years. During the period between July 2008 and June 2010, the Renminbi traded within a narrow range against the U.S. dollar. However, on June 19, 2010, the People’s Bank of China announced the adoption of certain measures to further reform the currency exchange system of the PRC to allow broader fluctuation of the Renminbi. In addition, the PRC government has allowed international transactions to be settled in Renminbi in 20 provinces, autonomous regions and municipalities in China. Such measures may lead to further appreciation of the Renminbi.

There has been pressure from foreign countries on the PRC to adopt a more flexible currency system that could also lead to further and more significant appreciation of the Renminbi. The Renminbi may be revalued further against the U.S. dollar or other currencies, or may be permitted to enter into a full or limited free float, which may result in an appreciation or depreciation in the value of the Renminbi against the U.S. dollar or other currencies. It is uncertain if the exchange rates of the U.S. dollar against the Renminbi will further fluctuate. Any appreciation of the Renminbi may subject us to increased competition from imported men’s apparel. Also, since our revenues and profits are denominated in Renminbi, any depreciation of the Renminbi could materially adversely affect our financial position and the value of, and any dividends payable on, our ADSs in foreign currency terms, as well as our ability to fulfill our foreign currency obligations. Moreover, fluctuations in the exchange rate between the U.S. dollar and Renminbi will affect our financial results in U.S. dollars even when there is no change in our underlying business or results of operations.

Any change in our tax treatment, including an unfavorable change in preferential corporate tax rates in the PRC, may have a negative impact on our operating results.

On March 16, 2007, the National People’s Congress of the PRC promulgated the Enterprise Income Tax Law of the PRC, or the New Tax Law, which came into effect on January 1, 2008 and superseded both the Foreign-invested Enterprise and Foreign Enterprise Income Tax Law and the Provisional Regulations on Enterprise Income Tax of the PRC. The New Tax Law consolidates the two separate tax regimes for domestic enterprises and foreign-invested enterprises and imposes a unified enterprise income tax rate of 25% for both types of enterprises.

Under the New Tax Law, foreign-invested enterprises that enjoyed a preferential tax rate prior to the New Tax Law’s promulgation will gradually transition to the new tax rate over five years from January 1, 2008. Foreign-invested enterprises that enjoyed a tax rate of 24% have had their tax rate increased to 25% in 2008. Enterprises which enjoyed a fixed period of tax exemption and reduction prior to the New Tax Law’s promulgation will continue to enjoy such preferential tax treatment until the expiration of such prescribed period, and for those enterprises whose preferential tax treatment has not commenced before due to lack of profit, such preferential tax treatment commenced on January 1, 2008.

Under the prior tax regime, our operating subsidiary in the PRC, Fujian Xiniya, being a foreign-invested enterprise engaged in manufacturing, was entitled to an enterprise income tax exemption for two years commencing from the first profit-making year (after offsetting all tax losses carried forward from previous years), and a 50% tax reduction for the following three consecutive years. Fujian Xiniya enjoyed a full exemption from enterprise income tax in 2006 and 2007, as well as a 50% reduction of its current enterprise income tax rate of 25% in 2008 and 2009, which had a significant positive effect on our profit after taxation during the corresponding periods. Under the New Tax Law, we expect that Fujian Xiniya will continue to be entitled to a 50% reduction of the phased-in enterprise income tax rate of 25% for the year 2010, and will thereafter be subject to a 25% tax rate from January 1, 2011 onwards. We expect that upon the expiration of the partial exemption from enterprise income tax previously enjoyed by Fujian Xiniya, other considerations aside, the amount of our tax payments will increase from January 1, 2011 onwards. Any discontinuation of tax preferential tax treatment or any increase of the enterprise income tax rate applicable to Fujian Xiniya could have a material adverse effect on our financial condition and results of operations.

Our future worldwide income may be subject to PRC income tax.

Under the New Tax Law, if an enterprise incorporated outside the PRC has its “actual management” located within the PRC, such enterprise may be recognized as a PRC tax resident enterprise and be subject to the unified enterprise income tax rate of 25% on its worldwide income. Since most of our management is currently located in the PRC, we may be subject to PRC income tax at the rate of 25% on our worldwide income. According to the New Tax Law, dividends received by a qualified PRC tax resident enterprise from another qualified PRC tax resident enterprise are exempted from enterprise income tax. However, given the short history of the New Tax Law, it remains unclear what the detailed qualification requirements for such exemption are and whether dividends declared and paid by Fujian Xiniya to Xiniya Hong Kong will be exempted from enterprise income tax. Our financial performance will be adversely affected if such dividends are subject to PRC income tax.

Dividends from Fujian Xiniya and dividends on our ADSs or ordinary shares and gains on the sales of our ADSs or ordinary shares may be subject to PRC withholding taxes.

We are a Cayman Islands holding company and all of our income is ultimately derived from dividends that are paid by our subsidiary in the PRC. The prior tax regime specifically exempted withholding taxes on dividend payments from our PRC subsidiary to foreign investors. However, under the New Tax Law and its implementation rules, dividends payable to foreign enterprise investors that are non-resident enterprises that do not have an establishment or place of business in the PRC, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place are subject to a 10% withholding tax, which may be reduced if a foreign enterprise investor is eligible for the benefits of a tax treaty with the PRC that provides for a different withholding arrangement. Pursuant to a tax arrangement between the PRC and Hong Kong, companies incorporated in Hong Kong may be subject to withholding taxes at a rate of 5% on dividends they receive from their PRC subsidiaries of which they directly hold at least 25% equity interests. As dividends from our PRC subsidiary will be paid to us through Xiniya Hong Kong, our Hong Kong subsidiary that owns 100% equity interests in our PRC subsidiary, those dividends may be subject to a withholding tax at the rate of 5%. However, on October 27, 2009, the State Administration of Taxation, or the SAT, promulgated the Circular on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties, or Circular 601. Circular 601 clarifies that a beneficial owner is a person having actual operations and this person could be an individual, a company or any other entity. Circular 601 expressly excludes a “conduit company” that is established for the purposes of tax avoidance and dividend transfers and is not engaged in actual operations such as manufacturing, sales and management, from being a beneficial owner. It is still unclear how Circular 601 is being implemented in practice by the SAT or its local counterparts. If Xiniya Hong Kong is not deemed to be a beneficial owner of Fujian Xiniya, those dividends may be subject to withholding tax at the rate of 10% instead of 5%.

Moreover, under the New Tax Law and its implementation rules, as discussed above, we may in the future be treated as a PRC tax resident enterprise by the PRC taxation authorities. In that case, dividends on our ADSs and ordinary shares and capital gains from sales of our ADSs and ordinary shares realized by foreign shareholders may be regarded as income from “sources within the PRC” and may be subject to a 10% withholding tax, subject to any reduction by an applicable tax treaty. If foreign shareholders are required to pay PRC withholding tax on dividends on our ADSs or ordinary shares or capital gains from any sales of our ADSs or ordinary shares, the value of the investment in our ADSs may be materially adversely affected.

It may be difficult to effect service of process on, or to enforce any judgments obtained outside the PRC against, our directors or our senior management members who reside in the PRC.

Substantially all of our operating assets, officers and directors are located in the PRC. Accordingly, it may not be possible for investors to effect service of process upon these persons or to enforce against them court judgments obtained outside of the PRC, as the PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments awarded by courts in many developed countries, including the United States and the Cayman Islands. Hence, the recognition and enforcement in the PRC of judgments issued by a court in any of these jurisdictions in relation to any matter not subject to a binding arbitration agreement may be difficult or even impossible.

The PRC legal system has inherent uncertainties regarding the interpretation and enforcement of PRC laws and regulations which could limit the legal protections available to investors.

Substantially all of our operations are conducted in the PRC. The PRC legal system is a civil law system based on written statutes, and prior court decisions can only be cited as reference and have almost no precedential value. Since 1979, the PRC government has been developing a comprehensive system of laws, rules and regulations in relation to economic matters, such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because of the limited volume of published cases and their non-binding nature, the interpretation and enforcement of these laws, rules and regulations involve some degree of uncertainty, which may lead to additional restrictions and uncertainty for our business and uncertainty with respect to the outcome of any legal action investors may take against us in the PRC. In addition, we cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. Any changes to such laws and regulations may materially increase our costs and regulatory exposure in complying with them.

Any recurrence of severe acute respiratory syndrome, or SARS, pandemic avian influenza or an increase in the severity of H1N1 influenza or any other widespread public health problem could materially adversely affect our business and results of operations.

Our business could be adversely affected by the effects of SARS, pandemic avian flu, H1N1 influenza or other epidemics or outbreaks. China reported a number of cases of SARS in 2004. Since 2005, there have been reports of occurrences of avian flu in various parts of China, including a few confirmed human cases. In 2009 and 2010, China and other countries and regions have reported a number of occurrences of H1N1 influenza. Any prolonged recurrence of SARS, avian flu, H1N1 influenza or any other adverse public health developments in China may have a material adverse effect on our business operations, because such incidents could result in quarantines or closures of our offices, manufacturing facilities and retail outlets travel and transportation restrictions, import and export restrictions and a general slowdown in the PRC economy. In addition, the World Health Organization and the PRC government may recommend or impose other measures that could cause significant interruption to our business operations. Any of the foregoing events or other unforeseen consequences of public health problems could materially adversely affect our business, financial condition and results of operations.

Risks Relating to This Offering

There has been no public market for our ordinary shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our ordinary shares or ADSs. We have applied for the listing of our ADSs on the New York Stock Exchange. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially adversely affected.

The initial public offering price of our ADSs is determined by negotiations between us and the underwriters and may bear no relationship to the market price of our ADSs after this initial public offering. An active trading market for our ADSs may not develop and the market price of our ADSs may decline below the initial public offering price.

The liquidity, trading volume and trading price of our ADSs may be volatile.

The market price of our ADSs is likely to be highly volatile and could fluctuate widely due to factors beyond our control. This may happen because of, among other reasons, actual or anticipated fluctuations in our or our competitors’ operating results, announcements by us or our competitors of new products, capacity changes, significant contracts, acquisitions, strategic alliances or strategic investments, our and our competitors’ growth rates, the financial market and general economic conditions, changes in stock market analyst recommendations regarding us, our competitors or the men’s apparel industry generally, lack of analyst coverage of our ADSs, conditions in our industry in the PRC, additions or departures of key personnel, release of lock-up or other transfer restrictions on our outstanding ordinary shares or sales of additional ADSs, potential litigation or regulatory investigations, fluctuations in market prices for our products or the costs of raw materials and changes in accounting principles. Any such developments may result in large and sudden changes in the volume and price at which our ADSs will be traded. In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs. As a result of these factors, you may not be able to resell our ADSs above the initial public offering price and you may suffer losses on your investment.

Prior dividend distributions are not an indication of our future dividend policy.

Fujian Xiniya, our wholly owned subsidiary in China, declared a dividend of approximately RMB38.6 million, RMB62.3 million and RMB113.3 million with respect to its reserves for the years ended December 31, 2006, 2007 and 2008, respectively. See “Our Corporate History and Structure.” All declared dividends have been fully settled. The sources of funding for payment of such dividends are its operating cash flow.

The foregoing dividend distributions were made prior to this offering and we have not declared any dividend distribution since the establishment of our company. Historical dividend distributions are not indicative of our future distribution policy and we give no assurance that dividends of similar amounts or at similar rates will be paid in the future. Any future dividend declaration and distribution by us will be at the discretion of our directors and will depend on our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors deem relevant. Any declaration and payment as well as the amount of dividends will also be subject to our constitutional documents and the Cayman Islands Companies Law, including (where required) the approval of shareholders. In addition, our future dividend payments will depend upon the availability of dividends received from our subsidiary in the PRC, which may be subject to PRC withholding tax as described in “—Dividends from Fujian Xiniya and dividends on our ADSs or ordinary shares and gains on the sales of our ADSs or ordinary shares may be subject to PRC withholding taxes.” For further details of the dividend policy of our company, see “Dividend Policy.”

The interests of Mr. Qiming Xu, or the controlling shareholder, may not always coincide with the interests of us and our other shareholders, and the controlling shareholders may exert significant control or substantial influence over us and may take actions that are not in, or may conflict with, public shareholders’ best interests.

The controlling shareholder will control the exercise of voting rights of 57.7% of the shares eligible to vote in the general meeting of our company immediately after the completion of this initial public offering. Therefore, the controlling shareholder will continue to be able to exercise controlling influence over our business through his ability to control actions which do not require the approval of independent shareholders. Subject to our company’s memorandum and articles as well as the Cayman Islands Companies Law, the controlling shareholder will also be able to control the election of our directors, alter our share capital, make amendments to our memorandum and articles, determine the timing and amount of our dividends, if any, and pass resolutions to acquire or merge with another company not connected with the controlling shareholder. The controlling shareholders may cause us to take actions that are not in, or may conflict with, the interests of us or the public shareholders. In the case where the interests of the controlling shareholder conflict with those of our other shareholders, or if the controlling shareholder chooses to cause us to pursue objectives that would conflict with the interests of our other shareholders, such other shareholders could be left in a disadvantageous position by such actions caused by the controlling shareholder and the price of our ADSs could be adversely affected.

Because the initial public offering price of our ADSs is substantially higher than our net tangible book value per share, you will incur immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately $7.77 per ADS, representing the difference between our net tangible book value per ADS as of September 30, 2010, after giving effect to this offering and the assumed initial public offering price of $10.00 per ADS, the mid-point of the estimated price range set forth on the cover of this prospectus. In addition, you may experience further dilution to the extent that our ordinary shares are issued upon the exercise of outstanding or to-be-issued share options. See “Dilution” for a more complete description of how the value of your investment in our ADSs will be diluted upon completion of this offering.

Substantial future sales or perceived sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have 232,000,000 ordinary shares outstanding, including 32,000,000 ordinary shares represented by 8,000,000 ADSs. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the United States Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding after this offering will be available for sale, upon the expiration of the 180-day lock-up period beginning from the date of this prospectus, subject to volume and other restrictions as applicable under Rule 144 under the Securities Act. Any or all of these shares may be released prior to expiration of the lock-up period at the discretion of the lead underwriter. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our ADSs could decline.

Our articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

We have adopted our amended and restated articles of association, which will become effective immediately upon completion of this offering. Our new articles of association limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADSs or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially adversely affected. See “Description of Share Capital—Anti-takeover Provisions in the Amended and Restated Memorandum and Articles of Association.”

Certain actions require the approval of a supermajority of at least two-thirds of our board of directors which, among other things, would allow our non-independent directors to block a variety of actions or transactions, such as a merger, asset sale or other change of control, even if all of our independent directors unanimously voted in favor of such action, thereby further depriving our shareholders of an opportunity to sell their shares at a premium.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights as our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under our amended and restated articles of association, minimum notice period required to convene a general meeting is seven days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but you may not receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings unless:

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting; or

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders.

The effect of this discretionary proxy is that if you do not vote at shareholders’ meetings, you cannot prevent our ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for ADS holders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

You may be subject to limitations on transfers of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems necessary or advisable in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive distributions with respect to the underlying ordinary shares if it is impractical to make them available to you.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

In addition, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and you will not receive such distribution.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you may have less protection of your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Law of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, the rights of minority shareholders to institute actions, and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the Companies Law and the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the latter of which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in the United States. In particular, Cayman Islands has a less developed body of securities laws as compared to the United States. Some states in the U.S., such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and all of our assets are located outside the United States. Substantially all of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and the PRC, see “Enforceability of Civil Liabilities.”

We will incur increased costs as a result of being a public company.

As a public company, we will incur a significantly higher level of legal, accounting and other expenses than we did as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the United States Securities and Exchange Commission, or the SEC, and the New York Stock Exchange, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

You should not rely on any information contained in press articles or other media regarding us or this offering.

Prior to the publication of this prospectus, there has been press and media coverage regarding us and this initial public offering which included certain information about our company that does not appear in this prospectus. We have not authorized the disclosure of any such information in the press or media and do not accept any responsibility for any such press or media coverage or the accuracy or completeness of any such information. We make no representation as to the appropriateness, accuracy, completeness or reliability of any such information or publication. We disclaim all responsibilities and liabilities for any information appearing in publications other than this prospectus. Prospective investors should not rely on any such information and should only rely on information included in this prospectus in making any decision as to whether to purchase the ADSs.

We may be or become classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

A non-U.S. corporation will be considered a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. We do not expect that we will be a PFIC for our current taxable year ending December 31, 2010. However, a separate determination must be made at the close of each taxable year as to whether we are a PFIC for such year. In addition, our PFIC status will depend upon the composition of our income and assets from time to time, including the value of our ADSs at any such time. Our PFIC status will also depend, in part, on how, and how quickly, we spend the cash raised in this offering. Accordingly, there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year. If we were treated as a PFIC for any taxable year during which a U.S. person holds our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences and additional reporting requirements could apply to that U.S. person. See “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that relate to our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Our Business.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our anticipated growth strategies;

•	our future business development, financial condition and results of operations;

•	market acceptance of our products and product candidates;

•	our ability to manage the expansion of our operations;

•	our ability to successfully develop and improve our products;

•	our ability to effectively protect our intellectual property and trade secrets and not infringe on the intellectual property and trade secrets of others;

•	the sufficiency of our existing and future intellectual property right protections;

•	our ability to obtain regulatory approval for our operations;

•	changes in the business casual men’s apparel industry in China;

•	competition from other manufacturers of business casual men’s apparel products;

•	the expected growth for the business casual men’s apparel industry in China; and

•	fluctuations in general economic and business conditions in China.

This prospectus also contains data relating to the business casual men’s apparel market worldwide and in China. These market data, including market data from Frost & Sullivan, include projections that are based on a number of assumptions. The market may not grow at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of the business casual men’s apparel market subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $72.2 million, after deducting the underwriting discounts and commissions and estimated aggregate offering expenses payable by us, and assuming an initial public offering price of $10.00 per ADS, the midpoint of the estimated range of the initial public offering price as set forth on the cover page of this prospectus. A $1.00 increase (decrease) in the assumed initial public offering price of $10.00 per ADS would increase (decrease) the net proceeds to us from this offering by $7.4 million, after deducting the estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no other change to the number of ADSs offered by us as set forth on the cover page of this prospectus.

We intend to use the net proceeds we receive from this offering for the following purposes:

•	approximately $18.0 million to construct new manufacturing facilities in China that will increase our production capacity and also enhance quality control and process standardization of our products;

•	approximately $18.0 million to enhance the scale and frequency of our marketing and promotional campaigns;

•	approximately $10.0 million to open flagship stores in China. We plan open up to five flagship stores in China by 2012;

•	approximately $10.0 million to establish dedicated research and development and sales and marketing centers;

•	approximately $8.0 million to develop new products, including establishing a sub-brand targeting younger customers between the ages of 20 and 30;

•	approximately $7.0 million to upgrade our data management systems, including rolling out an ERP system; and

•	the remaining amount to fund our working capital and for other general corporate purposes, including product launches and new store launches.

To the extent that the net proceeds we receive from this offering are not immediately applied for the above purposes, we intend to invest the net proceeds to us in short-term bank deposits, direct or guaranteed obligations of the U.S. government or other short-term money market instruments.

We will not receive any of the proceeds from the sale of ADSs by the selling shareholders if the underwriters exercise the overallotment option.

CAPITALIZATION

The following table sets forth our capitalization, as of September 30, 2010:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the issuance and sale of the 32,000,000 ordinary shares in the form of ADSs by us in this offering, assuming an initial public offering price of $10.00 per ADS, the midpoint of the estimated range of the initial public offering price as set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and assuming no other change to the number of ADSs sold by us as set forth on the cover page of this prospectus.

The information on an as adjusted basis below is illustrative only and our capitalization following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

You should read this table together with our financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of September 30, 2010
			As
	Actual		Adjusted(1)
	RMB	$	RMB	$
	(amounts in thousands)

Long-term borrowings	—	—	—	—
Shareholders’ equity:
Ordinary shares, $0.00005 par value per share, 1,000,000,000 shares authorized; 200,000,000 shares issued and outstanding and 232,000,000 shares issued and outstanding on an as adjusted basis(1)	67	10	78	12
Additional paid-in capital	9,776	1,461	492,818	73,659
Statutory reserve	43,897	6,561	43,897	6,561
Retained earnings	330,154	49,347	330,154	49,347

Total shareholders’ equity	383,894	57,379	866,947	129,579

Total long-term borrowings and shareholders’ equity	383,894	57,379	866,947	129,579

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $10.00 per ADS would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by $7.4 million.

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share of our ADSs is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares. Our net tangible book value as of September 30, 2010 was approximately RMB383.9 million ($57.4 million), or $0.29 per ordinary share and $1.15 per ADS. Net tangible book value represents the amount of our total tangible assets, less the amount of our total liabilities.

After giving effect to our sale of the ADSs offered in this offering, assuming an initial public offering price of $10.00 per ADS, the midpoint of the estimated range of the initial public offering price as set forth on the cover page of this prospectus, and after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our adjusted net tangible book value as of September 30, 2010, would have increased to $129.6 million or $0.56 per ordinary share and $2.23 per ADS. This represents an immediate increase in net tangible book value of $0.27 per ordinary share and $1.08 per ADS, to the existing shareholders and an immediate dilution in net tangible book value of $1.94 per ordinary share and $7.77 per ADS, to investors purchasing ADSs in this offering.

The following table illustrates such dilution on a per ordinary share and per ADS basis:

	Per	Per
	Ordinary Share	ADS

Assumed initial public offering price per ADS	$2.50	$10.00
Net tangible book value as of September 30, 2010	$0.29	$1.15
Increase in net tangible book value attributable to this offering	$0.27	$1.08
Adjusted net tangible book value after giving effect to this offering	$0.56	$2.23
Dilution in net tangible book value to new investors in this offering	$1.94	$7.77

A $1.00 increase (decrease) in the assumed initial public offering price of $10.00 per ADS would increase (decrease) our adjusted net tangible book value after giving effect to the offering by $7.4 million, the adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering by $0.03 per ordinary share and $0.13 per ADS and the dilution in adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by $0.22 per ordinary share and $0.87 per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other expenses of the offering payable by us. The adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The following table summarizes, on an as adjusted basis, as of September 30, 2010, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or ordinary shares) purchased from us, the total consideration paid and the average price per ordinary share paid before deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The information in the following table is illustrative only and the total consideration paid and the average price per ordinary share is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

	Ordinary Shares
	Purchased		Total Consideration		Average Price Per	Average Price
	Number	Percent	Amount	Percent	Ordinary Share	Per ADS
			(in million)

Existing shareholders	200,000,000	86.21%	$0.01	0.01%	$0.00005	$0.0002
New investors	32,000,000	13.79%	80.00	99.99%	$2.50	$10.00

Total	232,000,000	100.00%	$80.01	100.00%

A $1.00 increase (decrease) in the assumed initial public offering price of $10.00 per ADS would increase (decrease) total consideration paid by new investors, total consideration paid by all shareholders and the average price per ADS paid by all shareholders by $8.0 million, $8.0 million and $0.14, respectively, assuming no change in the number of ADSs sold by us as set forth on the cover page of this prospectus, without deducting underwriting discounts and commissions and other expenses of the offering payable by us.

DIVIDEND POLICY

Fujian Xiniya, our wholly owned subsidiary in China, was incorporated on October 18, 2005 and it declared a dividend of approximately RMB38.6 million, RMB62.3 million, and RMB113.3 million with respect to its reserves as of December 31, 2006, 2007 and 2008, respectively, to its then sole shareholder Mr. Hing Tuen Wong, who transferred such dividends to Mr. Qiming Xu, our founder, chairman and chief executive officer. Mr. Xu exercised effective control over Fujian Xiniya through contractual agreements entered into with Mr. Hing Tuen Wong. All declared dividends have been fully settled. Mr. Xu subsequently distributed these dividends to the three investors who lent Mr. Xu HK$10 million for the registered capital of Fujian Xiniya. See “Our Corporate History and Structure.” The source of funding for payment of such dividends was Fujian Xiniya’s operating cash flow.

The foregoing dividend distributions were made prior to this offering and we have not declared any dividend distribution to our shareholders since the establishment of China Xiniya. Historical dividend distributions are not indicative of our future distribution policy and we give no assurance that dividends of similar amounts or at similar rates will be paid in the future.

Our board of directors has complete discretion on whether to pay dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

We are a holding company, and we rely on dividends paid by our operating subsidiary in China for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. The payment of dividends in China is subject to limitations. Regulations in the PRC currently permit payment of dividends by our PRC subsidiary, Fujian Xiniya, only out of its accumulated profits as determined in accordance with accounting standards and regulations in China. Fujian Xiniya is required to set aside at least 10% of its after-tax profits each year to contribute to its reserve fund until the accumulated balance of the reserve fund reaches 50% of its registered capital. Fujian Xiniya is also required to reserve a portion of its after-tax profits to its employee welfare and bonus fund, the amount of which is determined by its board of directors. These funds are not distributable in cash dividends.

EXCHANGE RATE INFORMATION

Effective January 1, 2009, the Federal Reserve Bank of New York discontinued publication of foreign exchange rates certified for customs purposes. Effective January 5, 2009, the Federal Reserve Board of the United States reinstituted the publication of the daily exchange rate data in a weekly version of the H.10 release. The certified exchange rate for RMB published by the Federal Reserve Board of the United States was RMB6.6705 to $1.00 on October 29, 2010.

The following table sets forth information for the RMB concerning (i) the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York for the period from January 1, 2004 to December 31, 2008 and (ii) the certified exchange rates as published by the Federal Reserve Board of the United States for the period subsequent to and including January 5, 2009, expressed in RMB per U.S. dollar, for the periods indicated:

	Certified Exchange Rate
Period	Period End	Average(1)	High	Low
	(RMB per U.S. Dollar)

2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9723	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9477	7.2946	6.7800
2009	6.8259	6.8307	6.8470	6.8176
2010
May	6.8305	6.8275	6.8310	6.8245
June	6.7815	6.8184	6.8323	6.7815
July	6.7735	6.7762	6.7807	6.7709
August	6.8069	6.7873	6.8069	6.7670
September	6.6905	6.7396	6.8102	6.6869
October	6.6705	6.6675	6.6912	6.6397

(1)	The average rate for a year means the average of the exchange rates on the last day of each month during a year. The average rate for a month means the average of the daily exchange rates during that month.

We publish our financial statements in Renminbi. This prospectus contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the rate as certified by the Federal Reserve Board of the United States, on September 30, 2010, which was RMB6.6905 to $1.00. No representation is made that the Renminbi amounts referred to in this prospectus could have been or could be converted into U.S. dollars at any particular rate or at all.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection to investors; and

•	Cayman Islands companies do not have standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our current operations are conducted in China, and substantially all of our assets are located in China. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us or such persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Corporation Service Company as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Maples and Calder, our counsel as to Cayman Islands law, and Beijing Mingtai Law Firm, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and the PRC, respectively, would:

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Maples and Calder has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges and which is neither obtained in a manner nor is of a kind the enforcement of which is against natural justice or the public policy of the Cayman Islands, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation.

Beijing Mingtai Law Firm has advised us further that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between the PRC and the country where the judgment is made or on reciprocity between jurisdictions.

OUR CORPORATE HISTORY AND STRUCTURE

Fujian Xiniya

Our operating subsidiary in China, Fujian Xiniya, was established as a wholly foreign-owned enterprise on October 18, 2005 with a registered capital of HK$10.0 million. Mr. Hing Tuen Wong, a resident of Hong Kong and friend of our founder, chairman and chief executive officer, Mr. Qiming Xu, was registered to be the sole shareholder of Fujian Xiniya. The business scope of Fujian Xiniya includes the manufacturing of garments, knitted fabrics, knitted belts and woven labels and the retail and wholesale of garments. Prior to the establishment of Fujian Xiniya, we operated our business through Shishi Xiniya, a company established in July 2000 that was controlled by Mr. Xu and his father. Upon the establishment of Fujian Xiniya, Shishi Xiniya ceased to conduct any business relating to the manufacturing and sale of garments and Mr. Xu and his father disposed of their equity interests in Shishi Xiniya through two transactions in 2008 and 2009. As of January 2009, all the equity interests of Shishi Xiniya were owned by an independent third party.

Mr. Wong and Mr. Xu had previously entered into written contractual agreements in January 2005 and September 2005. These written agreements, together with the oral agreement between Mr. Wong and Mr. Xu at that time, provided Mr. Xu with effective control of Fujian Xiniya. Accordingly, Mr. Xu was the controlling person and beneficial owner of the economic interests of Fujian Xiniya. As a result of these agreements, Mr. Xu subsequently became a principal shareholder of our company through the arrangements described below. In addition, under the agreement Mr. Wong and Mr. Xu entered into in January 2005, Mr. Xu was required to cause Shishi Xiniya to license the Xiniya trademark to Fujian Xiniya for nil consideration in the first two years and 1% of Fujian Xiniya’s revenues for the following year.

Mr. Xu contributed HK$10.0 million to Fujian Xiniya as its registered capital. In connection with the capital contribution, Mr. Xu entered into a loan agreement with three individuals, Mr. Tung Kwo Li, Mr. Xiaolong Shi and Mr. Lun Kai Tung, all of whom are residents of Hong Kong (Mr. Li, Mr. Shi and Mr. Dong are collectively referred to as the “Investors”) in December 2005, under which Mr. Xu borrowed HK$10.0 million from the Investors. In return, in the event that Fujian Xiniya had incurred a loss in any of 2006, 2007 and 2008, Mr. Xu was required to return all of the capital paid by the Investors together with the accrued interest at an annual interest rate of 10%. In the event that Fujian Xiniya achieved aggregate profits of at least HK$100.0 million during those three years, Mr. Xu was required to cause an aggregate of 20% equity interest in Fujian Xiniya to be transferred to the Investors or their affiliates. In the event that Fujian Xiniya achieved aggregate profits of less than HK$100.0 million during these three years, the Investors had the right to require Mr. Xu to either return their capital with the accrued interest or cause an aggregate of 20% equity interest in Fujian Xiniya to be transferred to them or their affiliates. Fujian Xiniya achieved aggregate profits of more than HK$100.0 million in 2006, 2007 and 2008. As a result, the Investors, by a notification to Mr. Xu in May 2010, required Mr. Xu to transfer an aggregate of 20% equity interest in China Xiniya (in lieu of an equity interest in Fujian Xiniya) to the Investors and two entities designated by the Investors for no consideration. To satisfy the terms of this agreement, Mr. Xu has transferred an aggregate of 20% interest in China Xiniya to the Investors and the entities designated by the Investors in July 2010.

Xiniya Hong Kong

Xiniya Hong Kong was incorporated in Hong Kong on January 16, 2009 as a limited liability company with an authorized share capital of 10,000 ordinary shares of HK$1.00 each and an issued share capital of 100 ordinary shares of HK$1.00 each. Mr. Hing Tuen Wong was the sole shareholder and sole director of Xiniya Hong Kong at the time of its establishment and he held the equity interests in Xiniya Hong Kong on behalf of Mr. Qiming Xu. According to a written agreement entered into in January 2009, as well as the oral agreement between Mr. Wong and Mr. Xu at that time, Mr. Xu was the controlling person and beneficial owner of the economic interests of Xiniya Hong Kong. On February 9, 2009, Xiniya Hong Kong entered into an agreement to acquire a 100% equity interest in Fujian Xiniya from Mr. Wong for consideration of HK$10.0 million. In January 2010, the Fujian Provincial Government approved this transaction, Xiniya Hong

Kong became the sole shareholder of Fujian Xiniya and a new business license was issued to Fujian Xiniya. Mr. Wong subsequently waived his right to claim the HK$10.0 million in consideration from Xiniya Hong Kong on July 3, 2010. On April 28, 2010, Mr. Xu was appointed as a director of Xiniya Hong Kong and, effective from July 14, 2010, Mr. Wong resigned as a director of Xiniya Hong Kong.

China Xiniya Fashion Limited

Primarily for the purpose of facilitating this offering, Mr. Xu, as the sole shareholder, incorporated China Xiniya in the Cayman Islands as an exempted limited liability company on June 24, 2010. On July 13, 2010, China Xiniya acquired a 100% equity interest in Xiniya Hong Kong from Mr. Hing Tuen Wong for consideration of HK$100.0.

The following diagram illustrates our corporate structure immediately upon the completion of this offering:

(1)	Wholly owned by Mr. Qiming Xu, our founder, chairman and chief executive officer.

SELECTED FINANCIAL DATA

The following selected statement of comprehensive income data for the years ended December 31, 2007, 2008 and 2009, and the selected statement of financial position data as of December 31, 2007, 2008 and 2009 are derived from the audited financial statements included elsewhere in this prospectus. These financial statements have been audited by GHP Horwath P.C., an independent registered public accounting firm. The selected statement of comprehensive income data for the nine months ended September 30, 2009 and 2010 and the selected statement of financial data as of September 30, 2010 are derived from the unaudited financial statements included elsewhere in this prospectus. The following selected statement of comprehensive income data for the period from October 18, 2005 to December 31, 2005 and for the year ended December 31, 2006 and the selected statement of financial position data as of December 31, 2005 and 2006 have been derived from unaudited financial statements, which are not included in this prospectus. The unaudited financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of the financial position and operating results for the periods presented. You should read the selected financial data in conjunction with those financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. These financial statements are prepared and presented in accordance with IFRS as issued by the IASB. Historical results do not necessarily indicate results expected for any future periods.

We have omitted the selected financial data for the period from January 1, 2005 to October 18, 2005, as such information is not available on a basis that is consistent with the financial information for period from October 18, 2005 to December 31, 2005 and the years ended December 31, 2006, 2007, 2008 and 2009, and cannot be provided on a basis consistent with IFRS without unreasonable effort or expense. Moreover, such information would be of limited relevance to investors given the significant expansion in our business from 2006 to 2009.

	For the period
	from October 18
	to December 31,	For the Year Ended December 31,					For the Nine Months Ended September 30,
	2005(1)	2006	2007	2008	2009		2009	2010
	RMB	RMB	RMB	RMB	RMB	$	RMB	RMB	$
	(amounts in thousands, except for per share data)

Selected Statement of Comprehensive Income Data
Revenues
Business casual	—	148,605	222,746	411,576	622,538	93,048	367,270	475,053	71,004
Business formal	—	12,674	28,328	66,511	42,567	6,362	42,342	81,890	12,240
Accessories	—	—	824	1,624	6,970	1,042	5,596	8,753	1,308

Total revenues	—	161,279	251,898	479,711	672,075	100,452	415,208	565,696	84,552

Operating Costs and Expenses
Cost of sales	—	(108,757)	(169,991)	(313,521)	(438,773)	(65,581)	(279,480)	(375,276)	(56,091)
Selling and distribution expenses	—	(6,834)	(9,568)	(15,925)	(8,744)	(1,307)	(6,427)	(9,035)	(1,350)
Administrative expenses	—	(2,848)	(3,412)	(6,813)	(2,898)	(433)	(2,072)	(4,053)	(606)

Total operating costs and expenses	—	(118,439)	(182,971)	(336,259)	(450,415)	(67,321)	(287,979)	(388,364)	(58,047)
Operating Income	—	42,840	68,927	143,452	221,660	33,131	127,229	177,332	26,505
Interest income	—	210	459	677	793	119	552	611	91
Income Before Tax	—	43,050	69,386	144,129	222,453	33,250	127,781	177,943	26,596
Income tax expense	—	—	—	(18,112)	(28,109)	(4,201)	(16,212)	(22,456)	(3,356)

Net Profit	—	43,050	69,386	126,017	194,344	29,049	111,569	155,487	23,240

(1)	Although we received purchase orders for our products during our November 2005 sales fair and commenced our production thereafter, none of our products were delivered until January 2006.

	For the period
	from October 18
	to December 31,	For the Year Ended December 31,					For the Nine Months Ended September 30,
	2005	2006	2007	2008	2009		2009	2010
	RMB	RMB	RMB	RMB	RMB	$	RMB	RMB	$

Earnings per ordinary share, basic and diluted(1)	—	0.22	0.35	0.63	0.97	0.15	0.56	0.78	0.12
Earnings per ADS(2)	—	0.88	1.40	2.52	3.88	0.60	2.24	3.12	0.48
Dividends declared per share(3)	—	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

(1)	Earnings per share is calculated by dividing net income attributable to the equity holders of our company by the weighted average number of ordinary shares outstanding during each of the periods reported. The weighted average ordinary shares outstanding during the respective periods have been retrospectively adjusted to reflect the July 2010 capitalization that resulted in the issuance of 10,000 ordinary shares of China Xiniya Fashion Limited and the share split effected on November 4, 2010.

(2)	Each ADS represents four ordinary shares. Earnings per ADS is calculated by dividing net income attributable to the equity holders of our company by the weighted average number of ordinary shares outstanding during each of the periods reported and multiplying by four. The weighted average ordinary shares outstanding during the respective periods have been retrospectively adjusted to reflect the July 2010 capitalization that resulted in the issuance of 10,000 ordinary shares of China Xiniya Fashion Limited and the share split effected on November 4, 2010.

(3)	Dividends of RMB38.6 million ($5.0 million), RMB62.3 million ($8.6 million) and RMB113.3 million ($16.6 million), which were derived from profits for the years ended December 31, 2006, 2007 and 2008, respectively, were paid on January 19, 2007, January 21, 2008 and December 28, 2009, respectively. These dividends were not calculated or paid on a per share basis. Therefore, the rate of dividend and the number of shares ranking for dividends are not presented as such information is not meaningful. For the amount of dividends paid, the translation of Renminbi into U.S. dollars has been made at the rates in effect on the respective payment dates.

	As of December 31,						As of September 30,
	2005	2006	2007	2008	2009		2010
	RMB	RMB	RMB	RMB	RMB	$	RMB	$
	(amounts in thousands)

Selected Statement of Financial Position Data
Cash and cash equivalents	—	64,825	100,056	156,639	142,302	21,269	242,396	36,230
Total current assets	1,737	66,830	103,732	217,104	283,714	42,406	539,638	80,657
Total non-current assets	4,682	4,220	3,811	3,294	2,776	415	8,519	1,273
Total assets	6,419	71,050	107,543	220,398	286,490	42,820	548,157	81,931
Total current liabilities	6,419	63,530	86,158	72,996	58,083	8,681	164,263	24,552
Total equity and liabilities	6,419	71,050	107,543	220,398	286,490	42,820	548,157	81,931

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Financial Data” and our financial statements and the related notes included elsewhere in this prospectus. In addition to historical information, the following discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a leading provider of men’s business casual apparel in China. We design and manufacture men’s business casual and business formal apparel and accessories, which we market under the Xiniya brand and sell through our distribution network that includes 26 distributors and 24 department store chains. Our products are sold to consumers at over 1,300 authorized retail outlets owned and managed by third parties located in 21 provinces, five autonomous regions and four municipalities in China. According to Frost & Sullivan, we ranked fifth in terms of retail sales revenues for the year ended December 31, 2009 within the business casual men’s apparel market in China. We focus on creating products that feature a high standard of style, design, fabrics and craftsmanship. Our authorized retail network, which is owned and managed by third parties, focuses on second- and lower-tier cities, where increasing affluence has led to an improvement in living standards and most international men’s apparel brands do not have a significant presence. Our target consumers are male working professionals in China between the ages of 25 and 45 who seek fashionable clothing to suit their working and lifestyle needs. We operate our business through Fujian Xiniya, our wholly owned subsidiary in China.

We currently derive all of our revenues from the sale of men’s casual and business apparel products, including business casual collections comprising jackets, pants, shirts, T-shirts, sweaters and overcoats, business formal collections and accessories. All of our products are sold to customers in China and are sold under our Xiniya brand. We sell the majority of our products to our distributors who then resell our products to retail customers through retail outlets managed or authorized by them. We also sell a significant portion of our products to large department store chains in our target geographies. As of September 30, 2010, our products were sold at 1,365 authorized retail outlets, including 63 stores managed by our 26 distributors, 976 stores managed by retailers authorized by our distributors, 181 department store concessions managed by 35 department store chains authorized by our distributors, and 145 department store concessions managed by our 24 department store chain clients. The department store concessions are discrete areas within department stores exclusively devoted to displaying and selling our products. The retail outlets owned and managed by third parties within our authorized retail network are designed by us for a uniform look and feel that fits our brand image, with in-store displays that accentuate the quality and style of our products. All of these retail outlets within our authorized retail network, including department store concessions, are required to sell our products exclusively. We also have one flagship store owned and managed by us. In 2007, 2008, 2009 and the nine months ended September 30, 2010, we sold approximately 2,398,000, 3,791,000, 5,104,000 and 4,291,000 units of garments, respectively, among which approximately 36.7%, 34.7%, 26.4% and 4.4%, respectively, were manufactured by us at our own production facility in Jinjiang City, Fujian Province. We outsourced the production of the rest of our products to PRC-based third party contract manufacturers.

Our revenues increased from RMB251.9 million in 2007 to RMB479.7 million in 2008, and further to RMB672.1 million ($100.5 million) in 2009, representing a CAGR of 63.3%; and our net profit increased from RMB69.4 million in 2007 to RMB126.0 million in 2008, and further to RMB194.3 million ($29.0 million) in 2009, representing a CAGR of 67.3%. In the nine months ended September 30, 2010, our revenues were RMB565.7 million ($84.6 million) and our net profit was RMB155.5 million ($23.2 million), representing an increase of 36.2% and 39.4%, respectively, from the nine months ended September 30, 2009.

Factors Affecting our Financial Performance and Results of Operations

We believe the most significant factors affecting our financial performance are:

•	Economic growth, level of per capita disposable income and consumer spending patterns in the PRC;

•	Our relationships with, and the business performance of, our distributors, their authorized retailers and the department store chains that sell our products;

•	Our ability to maintain and enhance the recognition of our Xiniya brand;

•	Our ability to address the needs and preferences of our target consumers in a timely manner;

•	Seasonality;

•	Competition;

•	Our relationships with, and the performance of, our contract manufacturers; and

•	Taxation.

Economic Growth, Level of Per Capita Disposable Income and Consumer Spending Patterns in the PRC

We conduct all of our operations in the PRC and our financial results may be materially affected by changes in economic conditions, level of per capita disposable income and consumer spending patterns in the PRC. Economic growth in China contributes to the growth in disposable income and consumer spending, which is a critical driver for all consumer products, including ours. According to NBSC, per capita annual disposable income of urban households, which represent the primary consumers of our products, grew from approximately RMB10,493 in 2005 to RMB17,175 in 2009, representing a CAGR of 13.1%. We believe that consumer purchasing power typically increases as a result of the increase in disposable income. In addition, the rapid development of the PRC economy increases opportunities for business and leisure travel in China, which creates significant demand for leisure and business menswear products. As the middle class in China is rapidly expanding along with the growth of the PRC economy, we believe both the number of our target consumers and their spending power will increase accordingly, which will positively contribute to our results of operations. On the other hand, any slowdown or decline in the PRC economy may adversely affect consumer demand in general and the demand for our products and therefore negatively affect our financial performance and results of operations. See “Risk Factors—Risks Relating to Conducting Business in the PRC—Fluctuations in consumer spending caused by changes in macroeconomic conditions in the PRC may significantly affect our business and financial performance.” In addition, any change in consumption patterns in the PRC or a less than expected increase in consumer spending for men’s leisure and business apparel could materially adversely affect our financial condition and results of operations.

Our Relationships with, and the Business Performance of, Our Distributors, Their Authorized Retailers and the Department Store Chains That Sell Our Products

We sell the majority of our products to our distributors who then resell our products to end consumers through retail outlets managed or authorized by them. We also sell a significant portion of our products to large department store chains in our target geographies. Our ability to achieve higher revenues through increasing sales volume and the average unit prices of our products is directly affected by the performance of our distributors, their retail outlets and the department store chains that sell our products. As most of our distributors are exclusively in charge of the sales of our products in a particular region, we may lose our market share in an entire region if any of our distributors breaches its distributorship agreement with us, decides not to renew its distributorship agreement with us or becomes bankrupt. We motivate our distributors by providing our top 20 performers in terms of total purchase value every year sales incentive rebates of a fixed percentage of their respective purchase values from us. Such rebates are settled by offsetting the accounts receivable from each of these top performers at the end of the year. In the years ended December 31, 2007,

2008 and 2009, we provided rebates to our top 20 distributors in an aggregate amount of RMB9.0 million, RMB14.3 million and RMB18.6 million ($2.8 million), respectively. We accrued RMB21.7 million ($3.2 million) of rebates for sales made by our top 20 distributors during the nine months ended September 30, 2010.

We are in the process of restructuring our authorized retail outlet network by transferring the department store chains as authorized retailers under the management and supervision of our distributors in charge of their respective jurisdictions. All of the department store chains will eventually purchase our products from our distributors instead of directly from us. We believe such change will help to eliminate competition within our distribution network and enhance the overall performance of this network as well as our customer management efficiency. We believe that the department store chains will benefit from the restructuring by receiving stronger support from the distributors. We intend to complete the restructuring of our distribution network by the end of 2010. Once such restructuring of our distribution network is completed, our reliance on distributors will increase. Our five largest distributors accounted for an aggregate of 30.4%, 24.3%, 19.7% and 31.2% of our revenues for the years ended December 31, 2007, 2008 and 2009 and the nine months ended September 30, 2010, respectively. We expect the restructuring to have a positive impact on our revenue growth in the long term by enhancing the overall performance of our sales network. However, this positive impact could be partially offset by the increase in the total amount of our sales rebates offered as a result of the increased purchase value attributable to the department store chains newly included in the respective jurisdictions of our distributors. Based on the historical revenues generated from sales to the department store chains, the additional rebates would have represented less than 1% of our total revenues, and we expect such impact to continue to be minimal.

As we do not have direct contractual relationships with the operators of the retail outlets, we rely on the distributors to manage and supervise the operation of the retailers and on the department store chains to manage the retail concessions. These retail outlets have a significant influence on consumers’ perception of our products. Any deviation by the retailers from our retail policies may adversely impact the popularity of our products and our business reputation. In addition, we rely on our distributors and the department store chains to expand the sales networks of our products by opening more retail outlets themselves or developing more third-party retailers.

Therefore, the achievement of our business goals and the expansion of our operations are dependent on our relationship with, our ability to supervise and manage, and the business performance of, our distributors, their retail networks and the department store chains that sell our products. If we cannot maintain and strengthen our relationship with the distributors and department store chains, or if a number of our distributors or the department store chains that sell our products experience difficulties with their operations, our financial performance and results of operations may be materially adversely affected. See also “Risk Factors—Risks Relating to Our Business and Our Industry—We rely on distributors and department store chains to distribute our products to end consumers, to expand our authorized retail network and to achieve our growth target. The loss of, or significant decrease in, sales to our distributors or the department store chains could have a material adverse effect on our financial condition and results of operations,” “Risk Factors—Risks Relating to Our Business and Our Industry—A distributor’s failure to distribute our products to the authorized retail network under its jurisdiction could materially adversely affect the business of the authorized retailers of an entire geographic area, as well as our reputation, brand image and results of operations,” and “Risk Factors—Risks Relating to Our Business and Our Industry—Consumer sales of our products are conducted by distributors, authorized retailers and department store chains over whom we have limited control.”

Our Ability to Maintain and Enhance the Recognition of Our Xiniya Brand

We currently sell all our products under our Xiniya brand, from which we derive all of our revenues. Therefore, the strength of our Xiniya brand is a critical component of our success. We spent approximately RMB7.4 million, RMB11.4 million, RMB4.5 million ($0.7 million) and RMB2.8 million ($0.4 million) on our advertising and marketing activities for the years ended December 31, 2007 and 2008 and 2009 and the nine months ended September 30, 2010, respectively, as our distributors have assumed responsibility for the marketing and promotion of our products. We also work closely with our distributors, authorized retailers and the department store chains in devising localized marketing strategies and campaigns that are partly subsidized by us through a sales incentive rebate program to the top 20 performers in terms of total purchase value from us every year. We plan to continue to work closely with our distributors, authorized retailers and the department store chains to promote our Xiniya brand as we expand our business. We expect our target consumers will become increasingly brand conscious as they are presented with more product options in the leisure and business menswear market. If we are unsuccessful in promoting our Xiniya brand or fail to maintain our brand position, market perception and consumer acceptance of our brand may be eroded, and our business, results of operations and prospects may be materially adversely affected. See “Risk Factors—Risks Relating to Our Business and Our Industry—We rely heavily on our Xiniya brand. Failure to successfully maintain or promote our brand may adversely affect our results of operations.”

Our Ability to Address the Needs and Preferences of our Target Consumers in a Timely Manner

Our target consumers are male working professionals between the ages of 25 and 45. The acceptance and popularity of our products among our target consumers are largely determined by our ability to satisfy their evolving needs for business and leisure travel, anticipate and reflect their rapidly changing fashion preferences in our products and price our products within an acceptable range. In this regard, we currently implement a policy to track the inventory levels of our distributors and department store chains by requiring them to provide sales reports on a weekly basis, mainly to gather information regarding the market acceptance of our products so as to reflect consumer preferences in the design of our products for the next season. Our failure to anticipate accurately and respond to market and fashion trends in a timely manner could result in our distributors, authorized retailers and the department store chains that sell our products experiencing lower sales volumes, lower selling prices and lower profits, which in turn could materially adversely affect our results of operations and prospects. See “Risk Factors—Risks Relating to Our Business and Our Industry—We may not be able to anticipate and respond in a timely manner to rapid changes in consumers’ tastes and preferences.”

Seasonality

Our industry has historically experienced seasonality, which we expect to continue. We typically achieve higher sales for our autumn and winter collections and experience lower sales for our spring and summer products due to seasonality of demand for business and leisure menswear and the differences in selling prices between our seasonal collections. As a result, our revenues, operating income and net profit have typically been higher during the third and fourth quarters than the rest of the year. In addition, extreme or unusual weather conditions, public holidays and the seasonality of consumer spending on menswear products may cause our results of operations to fluctuate. For example, a warm winter may affect the sale of our winter products, while a cool summer may affect the sale of our summer products. Therefore, any comparison of our operating results between interim and annual results may not be meaningful. See “Risk Factors—Risks Relating to Our Business and Our Industry—Our sales are subject to seasonality and weather conditions, which could cause our results of operations to fluctuate.”

Competition

The men’s retail apparel industry in China is highly competitive. We compete primarily with domestic men’s apparel brands on the bases of quality, design, the breadth of our authorized retail network customer service and price. We have limited ability to set price levels of our products in our target markets, and we are therefore required to adjust the prices of our products from time to time to be comparable with the prevailing market prices of similar products offered by our competitors. We believe that our primary competitive advantages are consumer recognition of our brand name and our authorized retail network coverage in many second- and lower-tier cities in China. Our major competitors include, among others, Lilanz, Septwolves and K-Boxing. We believe the intense competition in China’s men’s apparel industry will continue in the future.

We may not be able to compete effectively against competitors who may have greater financial resources, greater scale of production, superior product design, better brand recognition and a wider, more diversified and established retail network. To compete effectively and to maintain and increase our market share, we may be forced to, among other actions, reduce prices, provide more sales incentives to our distributors and department store chains and increase expenditures on advertising, which may in turn materially adversely affect our profit margins and other results of operations. See “Risk Factors—Risks Relating to Our Business and Our Industry—We operate in a very competitive market and the intense competition we face may result in a decline in our market share and lower profit margins.”

Our Relationships with, and the Performance of, our Contract Manufacturers

We currently engage contract manufacturers to manufacture substantially all of our products, including suits, wool sweaters and jeans, which are then sold by us to our distributors and the department store chains that sell our products. In 2007, 2008, 2009 and the nine months ended September 30, 2010, we had 46, 38, 47 and 50 contract manufacturers, respectively, and outsourced the production of approximately 61.7%, 65.3%, 76.4% and 98.5% of our products in terms of unit volume to PRC-based third party contract manufacturers, respectively. We ceased the operation of four of our production lines at our manufacturing facility in Jinjiang in January 2010 and, as a result, outsourced production as percentage of our total sales volume increased substantially in 2010. See “Risk Factors—Risks Relating to Our Business and Our Industry—Our operations could be materially adversely affected if we fail to effectively manage our relationships with, or lose the services of, our contract manufacturers.” As the cost of sales of outsourced production is generally higher than the cost of sales of our own production, our profit margin may be adversely affected as we outsource a larger portion of production to contract manufacturers in the future.

We believe that our outsourcing arrangements allow us to leverage the expertise and resources of contract manufacturers, and meet the increasing demand for our products during peak production seasons. However, we are also subject to risks as a result of such outsourcing arrangement. For example, if an contract manufacturer determines to end its business relationship with us or fails to provide the required number of products meeting our quality standards in a timely manner, we may be forced to default under our agreements with our distributors and department store chains, which could have an adverse effect on the sales of our products to end consumers at the retail outlets. Our reputation and brand name may also be adversely affected by possible violations of laws and regulations by our contract manufacturers. See “Risk Factors—Risks Relating to Our Business and Our Industry—Our operations could be materially adversely affected if we fail to effectively manage our relationships with, or lose the services of, our contract manufacturers.”

Taxation

The preferential tax treatments currently enjoyed by Fujian Xiniya will expire on December 31, 2010 and our tax expenses may increase significantly afterwards, which could have a material adverse effect on the growth of our net income. See “—Taxation—PRC Enterprise Income Tax and Dividend Withholding Tax.”

Description of Selected Income Statement Line Items

Revenues

Our revenues increased from RMB251.9 million in 2007 to RMB479.7 million in 2008, and further to RMB672.1 million ($100.5 million) in 2009, representing a CAGR of 63.3%, primarily due to the increase in the number of units of garments we sold and the increase in the average unit selling price of our products. Our revenues increased by 36.2% from RMB415.2 million in the nine months ended September 30, 2009 to RMB565.7 million ($84.6 million) in the nine months ended September 30, 2010. The following table sets forth our revenues, cost of sales, gross profit, gross profit margin, number of units sold and average unit selling price of our products for the periods indicated:

					For the Nine Months
	For the Year Ended December 31,				Ended September 30,
	2007	2008	2009		2009	2010
	RMB	RMB	RMB	$	RMB	RMB	$
	(amounts in thousands, except average unit selling price)

Revenues	251,898	479,711	672,075	100,452	415,208	565,696	84,552
Cost of sales	(169,991)	(313,521)	(438,773)	(65,581)	(279,480)	(375,276)	(56,091)

Gross profit	81,907	166,190	233,302	34,871	135,728	190,420	28,461

Gross profit margin	32.5%	34.6%	34.7%	—	32.7%	33.7%	—
Number of units sold	2,398	3,791	5,104	—	3,656	4,291	—
Average unit selling price(1)	105.1	126.5	131.7	19.7	113.6	131.8	19.7

(1)	Average unit selling price is calculated by dividing the revenues for the year/period by the number of units sold. However, the price of any particular unit may vary significantly depending on the type of apparel and accessories.

Breakdown of Revenues by Product Line

We currently derive all of our revenues from the sale of men’s casual and business apparel products, including business casual collections comprising jackets, pants, shirts, T-shirts, sweaters and overcoats, business formal collections and accessories. Our products feature progressive designs, high-tech fabrics and high quality craftsmanship that complement our sophisticated yet casual brand image.

The table below sets forth a breakdown of our revenues by product line for the periods indicated:

	For the Year Ended December 31,							For the Nine Months Ended September 30,
	2007		2008		2009			2009		2010
		% of		% of			% of		% of			% of
	Amount	Revenues	Amount	Revenues	Amount		Revenues	Amount	Revenues	Amount		Revenues
	RMB		RMB		RMB	$		RMB		RMB	$
	(amounts in thousands, except for percentages)

Business casual	222,746	88.4%	411,576	85.8%	622,538	93,048	92.6%	367,270	88.5%	475,053	71,004	84.0%
Business formal	28,328	11.3%	66,511	13.9%	42,567	6,362	6.3%	42,342	10.2%	81,890	12,240	14.5%
Accessories	824	0.3%	1,624	0.3%	6,970	1,042	1.1%	5,596	1.3%	8,753	1,308	1.5%

	251,898	100.0%	479,711	100.0%	672,075	100,452	100.0%	415,208	100.0%	565,696	84,552	100.0%

We derive the substantial majority of our revenues from the sale of our business casual apparel, which represented 88.4%, 85.8% and 92.6%, respectively, of our total revenues for the years ended December 31, 2007, 2008 and 2009, respectively. In addition, our revenues from sales of our business casual apparel increased from RMB222.7 million in 2007 to RMB411.6 million in 2008 and further to RMB622.5 million ($93.0 million) in 2009, mainly attributable to the growth of the overall business casual apparel market in

China and our ability to meet this increasing consumer demand for business casual apparel. Revenues from sales of our business casual apparel increased by 29.3% from RMB367.3 million in the nine months ended September 30, 2009 to RMB475.1 million ($71.0 million) in the nine months ended September 30, 2010, representing 88.5% and 84.0%, respectively, of the total revenues during the same periods.

Revenues from sales of our business formal apparel represented 11.3%, 13.9% and 6.3% of our total revenues for the years ended December 31, 2007, 2008 and 2009, respectively. The decrease in the percentage of our revenues from sales of our business formal apparel in our total revenues in 2009 reflected our increasing focus on the business casual products. Revenues from sales of our business formal apparel represented 10.2% and 14.5%, respectively, of our total revenues for the nine months ended September 30, 2009 and 2010. Our revenues from sales of accessories represented 0.3%, 0.3% and 1.1%, respectively, of our total revenues for the years ended December 31, 2007, 2008 and 2009. Revenues from sales of accessories represented 1.3% and 1.5%, respectively, of our total revenues for the nine months ended September 30, 2009 and 2010.

Breakdown of Revenues by Sales Channel

We sell the majority of our products to our distributors who then resell our products to retail consumers through retail outlets managed or authorized by them. We also sell a significant portion of our products to large department store chains in our target geographies and through our flagship store at our headquarters located in Jinjiang City, Fujian Province.

The table below sets forth the breakdown of our revenues by sales channel for the periods indicated:

	For the Year Ended December 31,							For the Nine Months Ended September 30,
	2007		2008		2009			2009		2010
		% of		% of			% of		% of			% of
	Amount	Revenues	Amount	Revenues	Amount		Revenues	Amount	Revenues	Amount		Revenues
	RMB		RMB		RMB	$		RMB		RMB	$
	(amounts in thousands, except for percentages)

Distributors	202,289	80.3%	302,007	63.0%	413,858	61,858	61.6%	269,415	64.9%	468,010	69,951	82.7%
Department store chains	47,340	18.8%	174,728	36.4%	253,733	37,924	37.7%	142,863	34.4%	95,498	14,274	16.9%
Flagship store	2,269	0.9%	2,976	0.6%	4,484	670	0.7%	2,930	0.7%	2,188	327	0.4%

	251,898	100.0%	479,711	100.0%	672,075	100,452	100.0%	415,208	100.0%	565,696	84,552	100.0%

Revenues generated from sales to distributors accounted for 80.3%, 63.0%, 61.6%, respectively, of our total revenues for the years ended December 31, 2007, 2008 and 2009, while revenues generated from sales to department store chains represented 18.8%, 36.4% and 37.7%, respectively, of our total revenues during the same periods. For the nine months ended September 30, 2009 and 2010, revenues generated from sales to distributors accounted for 64.9% and 82.7%, respectively, while revenues generated from sales to department store chains represented 34.4% and 16.9% of our total revenues during the same periods. In 2008, revenues generated from sales to distributors grew relatively slower than department store chains because the number of department store chains who joined our authorized retail network in 2008 exceeded the number of retail outlets newly opened by our distributors or their authorized retailers. In the nine months ended September 30, 2010, revenues generated from sales to distributors significantly increased partly as a result of our restructuring of our authorized retail outlet network by transferring the department store chains as authorized retailers under the management and supervision of our distributors in charge of their respective jurisdictions.

Breakdown of Revenues by Geography

Our distribution network, including 26 distributors and 24 department store chains, covers 21 provinces, five autonomous regions and four municipalities in China. We divide our geographical coverage into six major regions, including the northern region, northeastern region, central and southern region, southwestern region, northwestern region and eastern region. See “Our Business—Our Distribution Network—Distributors.”

The table below sets forth the breakdown of our revenues by geographic region for the periods indicated:

	For the Year Ended December 31,							For the Nine Months Ended September 30,
	2007		2008		2009			2009		2010
		% of		% of			% of		% of			% of
	Amount	Revenues	Amount	Revenues	Amount		Revenues	Amount	Revenues	Amount		Revenues
	RMB		RMB		RMB	$		RMB		RMB	$
	(amounts in thousands, except for percentages)

Eastern region(1)	69,124	27.4%	153,348	32.0%	211,348	31,589	31.4%	125,791	30.3%	171,760	25,672	30.4%
Central and southern region(2)	66,600	26.4%	141,221	29.4%	178,924	26,743	26.6%	109,464	26.4%	158,288	23,659	28.0%
Southwestern region(3)	39,567	15.7%	68,325	14.2%	100,468	15,017	15.0%	63,296	15.2%	77,939	11,649	13.8%
Northeastern region(4)	26,861	10.7%	54,362	11.3%	80,430	12,022	12.0%	49,349	11.9%	64,149	9,588	11.3%
Northwestern region(5)	27,496	10.9%	40,948	8.5%	64,282	9,608	9.6%	40,982	9.9%	54,315	8,118	9.6%
Northern region(6)	22,250	8.9%	21,507	4.6%	36,623	5,473	5.4%	26,326	6.3%	39,245	5,866	6.9%

	251,898	100.0%	479,711	100.0%	672,075	100,452	100.0%	415,208	100.0%	565,696	84,552	100.0%

(1)	The eastern region includes Anhui Province, Fujian Province, Jiangsu Province, Jiangxi Province, Shandong Province, Zhejiang Province and Shanghai.

(2)	The central and southern region includes Guangdong Province, Hainan Province, Henan Province, Hubei Province, Hunan Province and Guangxi Zhuang Autonomous Region.

(3)	The southwestern region includes Guizhou Province, Sichuan Province, Yunnan Province, Tibet Autonomous Region and Chongqing.

(4)	The northeastern region includes Heilongjiang Province, Jilin Province and Liaoning Province.

(5)	The northwestern region includes Gansu Province, Shaanxi Province, Ningxia Autonomous Region and Xinjiang Uygur Autonomous Region.

(6)	The northern region includes Hebei Province, Shanxi Province, Inner Mongolian Autonomous Region, Beijing and Tianjin.

The top three regions, namely the eastern, central and southern and southwestern regions, accounted for 69.5%, 75.6% and 73.0%, respectively, of our total revenues for the years ended December 31, 2007, 2008 and 2009. These regions have the highest concentration of sales to distributors and also represent the areas in which our products have the highest levels of acceptance in terms of price, style and functionality. The top three regions accounted for 71.9% and 72.2%, respectively, of our total revenues for the nine months ended September 30, 2009 and 2010.

Operating Costs and Expenses

The following table sets forth our operating costs and expenses for the periods indicated, both in absolute amounts and as a percentage of our revenues:

	For the Year Ended December 31,							For the Nine Months Ended September 30,
	2007		2008		2009			2009		2010
		% of		% of			% of		% of			% of
	Amount	Revenues	Amount	Revenues	Amount		Revenues	Amount	Revenues	Amount		Revenues
	RMB		RMB		RMB	$		RMB		RMB	$
	(amounts in thousands, except for percentages)

Cost of sales	169,991	67.5%	313,521	65.4%	438,773	65,581	65.3%	279,480	67.3%	375,276	56,091	66.3%
Selling and distribution expenses:(1)
Advertising and promotion expenses	7,429	2.9%	11,409	2.4%	4,505	673	0.7%	3,669	0.9%	2,786	416	0.5%
Advertising and promotion expenses—withholding taxes	285	0.1%	1,066	0.2%	—	—	0.0%	—	0.0%	—	—	—
Freight expenses	1,002	0.4%	2,159	0.5%	3,268	489	0.5%	2,082	0.5%	4,011	600	0.7%
Sales fair expenses	401	0.2%	816	0.2%	200	30	0.0%	107	0.0%	685	102	0.1%
Packaging expenses	304	0.1%	334	0.1%	508	76	0.1%	363	0.1%	829	124	0.2%
Other expenses	147	0.1%	141	0.0%	263	39	0.0%	206	0.0%	724	108	0.1%
Administrative expenses	3,412	1.4%	6,813	1.4%	2,898	433	0.4%	2,072	0.5%	4,053	606	0.7%

Total operating costs and expenses	182,971	72.7%	336,259	70.1%	450,415	67,321	67.0%	287,979	69.3%	388,364	58,047	68.6%

(1)	We do not hold significant inventories and do not incur significant purchasing, receiving or warehousing costs.

Cost of Sales

Cost of sales includes cost of raw materials, direct labor, overhead and sub-contracting expenses for our own manufacturing and purchases from our contract manufacturers. Sub-contracting expenses primarily consist of charges incurred in connection with sub-contracting arrangements, such as laundering of our raw cloth and finished products. Overhead costs consist primarily of fuel, indirect labor, electricity, depreciation of plant and machinery and rental expenses. Cost of sales also includes research and development expenses.

In 2007, 2008 and 2009 and the nine months ended September 30, 2010, we sold approximately 2,398,000, 3,791,000, 5,104,000 and 4,291,000 units of garments, respectively, among which approximately 36.7%, 34.7%, 26.3% and 4.4%, respectively, were manufactured by us at our own production facility in Jinjiang City, Fujian Province.

The following table sets forth a breakdown of our cost of sales for the periods indicated:

	For the Year Ended December 31,										For the Nine Months Ended September 30,
	2007			2008			2009				2009			2010
		% of			% of				% of			% of				% of
		Cost of	% of		Cost of	% of			Cost of	% of		Cost of	% of			Cost of	% of
		Our Own	Cost of		Our Own	Cost of			Our Own	Cost of		Our Own	Cost of			Our Own	Cost of
	RMB	Production	Sales	RMB	Production	Sales	RMB	$	Production	Sales	RMB	Production	Sales	RMB	$	Production	Sales
	(amounts in thousands, except for percentages)

Own production
Raw materials	44,782	72.3%	26.3%	80,739	75.9%	25.8%	85,543	12,786	74.6%	19.5%	35,502	72.9%	12.7%	7,532	1,126	68.9%	2.0%
Direct labor	11,080	17.9%	6.5%	15,842	14.9%	5.1%	20,561	3,073	17.9%	4.7%	8,563	17.6%	3.1%	861	129	7.9%	0.2%
Sub-contracting expenses	2,188	3.5%	1.3%	5,075	4.8%	1.6%	3,639	544	3.2%	0.8%	2,011	4.1%	0.7%	1,481	221	13.5%	0.4%
Overhead	3,877	6.3%	2.3%	4,674	4.4%	1.5%	4,969	743	4.3%	1.1%	2,651	5.4%	0.9%	1,061	159	9.7%	0.3%

Sub-total	61,927	100.0%	36.4%	106,330	100.0%	34.0%	114,712	17,146	100.0%	26.1%	48,727	100.0%	17.4%	10,935	1,635	100.0%	2.9%

Outsourced production
Purchases	99,882	N/A	58.8%	198,585	N/A	63.3%	314,296	46,976	N/A	71.6%	222,712	N/A	79.7%	357,345	53,410	N/A	95.2%

Research and Development Expenses	7,988	N/A	4.7%	8,260	N/A	2.6%	9,293	1,389	N/A	2.2%	7,782	N/A	2.8%	6,664	996	N/A	1.8%

Tax	194	N/A	0.1%	346	N/A	0.1%	471	70	N/A	0.1%	259	N/A	0.1%	332	50	N/A	0.1%

Total	169,991	N/A	100.0%	313,521	N/A	100.0%	438,773	65,581	N/A	100.0%	279,480	N/A	100.0%	375,276	56,091	N/A	100.0%

Cost of sales for our outsourced production accounted for 58.8%, 63.3% and 71.6% of our total cost of sales, respectively, in the years ended December 31, 2007, 2008 and 2009 and 79.7% and 95.2%, respectively, in the nine months ended September 30, 2009 and 2010.

The table below sets forth the breakdown of our cost of sales by product line for the periods indicated:

	For the Year Ended December 31,							For the Nine Months Ended September 30,
	2007		2008		2009			2009		2010
		% of		% of			% of		% of			% of
		Cost of		Cost of			Cost of		Cost of			Cost of
	Amount	Sales	Amount	Sales	Amount		Sales	Amount	Sales	Amount		Sales
	RMB		RMB		RMB	$		RMB		RMB	$
	(amounts in thousands, except for percentages)

Business casual	149,857	88.2%	268,705	85.7%	405,309	60,580	92.4%	246,988	88.4%	315,672	47,182	84.1%
Business formal	19,306	11.3%	43,274	13.8%	28,107	4,201	6.4%	28,376	10.1%	53,008	7,923	14.1%
Accessories	634	0.4%	1,196	0.4%	4,886	730	1.1%	3,857	1.4%	6,264	936	1.7%
Tax	194	0.1%	346	0.1%	471	70	0.1%	259	0.1%	332	50	0.1%

	169,991	100.0%	313,521	100.0%	438,773	65,581	100.0%	279,480	100.0%	375,276	56,091	100.0%

Selling and Distribution Expenses

Selling and distribution expenses primarily include advertising and promotion expenses, freight expenses, sales fair expenses and packaging expenses. Our selling and distribution expenses were RMB9.6 million, RMB15.9 million and RMB8.7 million ($1.3 million) in 2007, 2008 and 2009, respectively. Our selling and distribution expenses were RMB6.4 million and RMB9.0 million ($1.4 million) for the nine months ended September 30, 2009 and 2010, respectively.

We engaged Jacky Cheung, a well-known pop singer, as our brand spokesperson for our Xiniya brand in October 2007, which resulted in a significant increase in our advertising and promotion expenses from approximately RMB7.4 million in 2007 to RMB11.4 million in 2008. In addition, we recorded RMB4.5 million ($0.7 million) in advertising and promotion expenses in 2009 in connection with the engagement of Jacky Cheung as our brand spokesperson. For the years ended December 31, 2007, 2008 and 2009, our advertising and promotion expenses represented 2.9%, 2.4% and 0.7%, respectively, of our revenues. For the nine months ended September 30, 2009 and 2010, our advertising and promotion expenses represented 0.9% and 0.5%, respectively, of our revenues.

We do not hold significant inventories and we do not incur significant purchasing, receiving or warehousing costs. We account for freight expenses as selling and distribution expenses, which consist of local transportation costs related to the delivery of our products to distributors or department store chains. From 2007 to 2008, our freight expenses increased by 120.0% from RMB1.0 million to RMB2.2 million. In 2009, our freight expenses further increased by 50.0% to RMB3.3 million ($0.5 million). The continuous increase of freight expenses in 2008 and 2009 primarily resulted from our increased sales volume. For the years ended December 31, 2007, 2008 and 2009, freight expenses represented 0.4%, 0.5% and 0.5%, respectively, of our revenues. Freight expenses were RMB2.1 million and RMB4.0 million ($0.6 million) for the nine months ended September 30, 2009 and 2010, respectively, representing 0.5% and 0.7%, respectively, of our revenues. Our gross margin may not be comparable to those of the companies who account for these amounts as cost of sales.

Administrative Expenses

Our administrative expenses were RMB3.4 million, RMB6.8 million and RMB2.9 million in 2007, 2008 and 2009, respectively, and consisted primarily of salaries and other expenses. Our administrative expenses were RMB2.1 million and RMB4.1 million ($0.6 million), respectively, in the nine months ended September 30, 2009 and 2010.

Salary payments to our staff decreased from approximately RMB2.3 million in 2007 to RMB2.1 million in 2008, and then further to RMB1.7 million ($0.3 million) in 2009, primarily due to the decrease in the number of our administrative and production supervision personnel. For the years ended December 31, 2007, 2008 and 2009, salaries represented 0.9%, 0.4% and 0.3%, respectively, of our revenues. Salary payments to our staff in the nine months ended September 30, 2009 and 2010 were RMB1.3 million and RMB2.4 million ($0.4 million), respectively, which represented 0.3% and 0.4%, respectively, of our revenues.

In 2008, Fujian Xiniya paid approximately RMB3.2 million for trademark license fees. We acquired the Xiniya brand in 2009 and therefore did not incur any trademark license expenses in 2009. In 2006 and 2007, we used the Xiniya brand for no consideration.

Taxation

Taxation in the Cayman Islands

The Cayman Islands currently does not levy taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our company levied by the government of the Cayman Islands, except for stamp duties that may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. The Cayman Islands is not a party to any double taxation treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

PRC Enterprise Income Tax and Dividend Withholding Tax

Prior to January 1, 2008, our PRC subsidiary, Fujian Xiniya was subject to the PRC Enterprise Income Tax Law Concerning Foreign-Invested Enterprises and Foreign Enterprises. Under this law, Fujian Xiniya, as a foreign-invested enterprise, was fully exempted from PRC enterprise income tax commencing from its first two profit-making years, followed by a 50% reduction in PRC enterprise income tax for the next three years. As a result, Fujian Xiniya was exempted from PRC enterprise income tax for the years ended December 31, 2006 and 2007 and was entitled to a 50% reduction for the years ending December 31, 2008, 2009 and 2010.

On March 16, 2007, the PRC National People’s Congress enacted the new Enterprise Income Tax Law, and on December 6, 2007, the PRC State Council issued the Implementation Regulations of the Enterprise Income Tax Law, or the Implementation Regulations, both of which became effective on January 1, 2008. The Enterprise Income Tax Law and its Implementation Regulations, or the New Tax Law, impose a uniform tax rate of 25% on all PRC enterprises, including foreign-invested enterprises, and eliminates or modifies most of the tax exemptions, reductions and preferential treatment available under the prior tax regime. Under the New Tax Law, enterprises that were established before March 16, 2007 and already enjoyed preferential tax treatment will, in accordance with any detailed directives to be issued by the State Council, (i) in the case of preferential tax rates, continue to enjoy the preferential tax rates which will be gradually increased to the new tax rates within five years starting from January 1, 2008 or (ii) in the case of preferential tax exemption or reduction for a specified term, continue to enjoy the preferential tax holiday until the expiration of such term, and for those enterprises whose preferential tax treatment had not commenced previously due to lack of profit, such preferential tax treatment commenced on January 1, 2008. According to the New Tax Law, Fujian Xiniya will continue to be entitled to the tax preferential treatment it currently enjoys until such preferential treatment expires on December 31, 2010.

Under the prior tax regime, dividend payments to foreign investors made by foreign-invested enterprises in the PRC, such as our PRC subsidiary, were exempted from PRC withholding tax. Under the New Tax Law, however, dividends, interest, rent, royalties and gains on transfers of property payable by a foreign-invested enterprise in the PRC to a foreign investor that is a non-resident enterprise will be subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax. Pursuant to a tax arrangement between the PRC and Hong Kong, companies incorporated in Hong Kong may be subject to withholding tax at a rate of 5% on dividends they receive from their PRC subsidiaries in which they directly hold at least a 25% equity interest. If Xiniya Hong Kong is considered a non-resident enterprise, 5% withholding tax may be applied to dividend income received from our PRC subsidiary by Xiniya Hong Kong, which would reduce our net income and have an adverse effect on our operating results. However, under the New Tax Law, whether dividends paid to a foreign individual are subject to withholding tax is unclear. However, under Circular on Some Policy Questions Concerning Individual Income Tax promulgated by the Ministry of Finance and State Administration of Taxation on May 13, 1994, our dividend payments in 2007, 2008 and 2009 were exempted from PRC withholding tax.

Under the New Tax Law, an enterprise established outside the PRC with its “actual management” within the PRC is considered a resident enterprise and will be subject to enterprise income tax at the rate of 25% on its worldwide income. The “actual management” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting and properties of the enterprise. It remains unclear how the PRC tax authorities will interpret such definition. Substantially all of our management members are based in the PRC. If the PRC tax authorities determine that we should be classified as a resident enterprise, then our worldwide income will be subject to enterprise income tax at a uniform rate of 25%, which may have a material adverse effect on our financial condition and results of operations. Notwithstanding the foregoing provision, the New Tax Law also provides that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested enterprise are exempted from enterprise income tax, subject to certain conditions. Therefore, if we and Xiniya Hong Kong, our PRC subsidiary’s direct holding company, are classified as resident enterprises, the dividends received from our PRC subsidiary by Xiniya Hong Kong may be exempted from enterprise income tax. However, it remains unclear how the PRC tax authorities will interpret the treatment of an offshore company, like us or Xiniya Hong Kong.

Our effective income tax rate was zero in 2006 and 2007 and 12.5% in 2008 and 2009. Our effective income tax rate increased in 2008 due to the expiration of the tax exemption status of Fujian Xiniya. Under the New Tax Law, Fujian Xiniya will continue to be entitled to a 50% reduction of the phased-in enterprise income tax rate of 25% for 2010, and will thereafter be subject to a 25% tax rate. We expect that upon the expiration of the partial exemption from enterprise income tax previously enjoyed by Fujian Xiniya, other considerations aside, our tax expenses will increase from 2011 onwards. Any increase in our effective income tax rate as a result of the New Tax Law may adversely affect our operating results.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with IFRS. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on our management’s judgment. When reviewing our financial statements, you should take into account:

•	our critical accounting policies discussed below;

•	the related judgment made by our management and other uncertainties affecting the application of these policies;

•	the sensitivity of our reported results to changes in prevailing facts and circumstances and our related estimates and assumptions; and

•	the risks and uncertainties described under “Risk Factors.”

See note 3 to our audited financial statements for additional information regarding our critical accounting policies.

Revenue Recognition

We recognize our revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to us and when specific criteria have been met for each of our activities as described below.

Sales of goods — distributors and department store chains  Revenues are recognized upon delivery of products to distributors and department store chains, and when there is no unfulfilled obligation that could affect acceptance of products by distributors and department store chains. Delivery costs do not occur until the products have been delivered to the specific location and the risk of loss has been transferred to distributors and department store chains. Delivery costs to distributors and department store chains incurred by us are recorded in selling and distribution expenses.

Revenues are recorded based on the price specified in the sales contracts, net of value-added tax, and sales rebates and returns estimated at the time of sale. Sales rebates are estimated based on anticipated annual purchases and the annual rebates are settled by offsetting the accounts receivables from each of these top performers at the end of the year. We accept product returns from distributors and department store chains for quality reasons and only if the distributors and department store chains follow our procedures in processing the returned products. Accumulated experience is used to estimate and provide for returns. No element of financing is deemed present as sales are made with a credit term of 90 days for our distributors and the department store chains that sell our products, which is consistent with market practice. Credit terms for distributors were 60 days from 2007 to December 2008 and 90 days from December 2008 to the present. Credit terms for department store chains that sell our products were 30 days from 2007 to December 2008, 60 days from December 2008 to the end of 2009 and 90 days in 2010.

Sales of goods — retail  We operate one flagship store for the sale of our products. Revenues generated from this outlet are recognized at the time of register receipt. Retail sales returns within three days will be accepted only for quality reasons. Accumulated experience is used to estimate and provide for such returns at the time of sale. We do not operate any retail customer loyalty programs. Loyalty programs may be offered by distributors and department store chains who bear all related program costs.

Interest income  Interest income is recognized using the effective interest method.

Depreciation of Property, Plant and Equipment

Property, plant and equipment are depreciated on a straight-line basis over their useful lives. We estimate the useful lives of plant and equipment according to the common life expectancies applied in the apparel-manufacturing industry. Changes in the expected level of usage and technological developments could impact the useful lives and the residual values of these assets, therefore future depreciation charges could be revised.

Impairment of Trade Receivables

We assess the collectability of trade receivables. Such assessment is based on the credit history of our distributors and department store chains that sell our products at retail concessions and current market conditions. We reassess the impairment losses at each balance sheet date and make provisions, if necessary.

Net Realizable Value of Inventories

Net realizable value of inventories is the estimated selling price in the ordinary course of business, less estimated costs of completion and selling expenses. These estimates are based on current market conditions and the historical expense of selling products of a similar nature. Changes in selling price could be significant as a result of changed competitive conditions.

Income Tax

We are required to pay income taxes in the PRC. In order to determine the provision for income taxes, we have to exercise critical judgment. During the ordinary course of our business, there may be ultimate determinations on income taxes that contain uncertainty. We recognize liabilities for expected taxes based on our estimates of whether additional taxes may be due. When the final tax outcome of these matters is different from the amounts that were initially recognized, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

Internal Control Over Financial Reporting

In connection with their audits of our financial statements for the years ended December 31, 2007, 2008 and 2009, our independent registered public accounting firm identified and communicated to us three material weaknesses in our internal control over financial reporting as defined in the standards established by the U.S. Public Company Accounting Oversight Board that there is reasonable possibility that a material misstatement in our annual or interim financial statements would not be prevented or detected on a timely basis by our internal controls. The material weaknesses identified by our independent auditors include: (i) lack of sufficient personnel with an appropriate level of accounting knowledge, experience and training in the application of IFRS commensurate with our financial reporting requirements; (ii) insufficient policies and procedures relating to the accounting for research and development expenses; and (iii) insufficient policies and procedures relating to our company’s expenses paid for by our controlling shareholder, Mr. Qiming Xu.

In order to remedy these deficiencies, we have adopted several measures to improve our internal control over financial reporting, including (i) recruiting a chief financial officer in the second quarter of 2010 with extensive audit experience and knowledge of IFRS; (ii) implementing various procedures to ensure the proper controls and documentation are implemented with respect to our research and development expenses; and

(iii) obtaining from our controlling shareholder, Mr. Qiming Xu, appropriate supporting documents for any company expenses paid for by him. However, these measures may not be sufficient to overcome these material weaknesses. We will continue to implement measures to remedy these material weaknesses as well as other deficiencies identified by our independent auditors and us in order to meet the deadline and requirements imposed by Section 404 of the Sarbanes-Oxley Act.

Results of Operations

The following tables present our summary statements of operations for each of the years ended December 31, 2007, 2008 and 2009, and for the nine months ended September 30, 2009 and 2010. Our historical results presented below are not necessarily indicative of the results for any future periods.

					For the Nine Months
	For the Year Ended December 31,				Ended September 30,
	2007	2008	2009		2009	2010
	RMB	RMB	RMB	$	RMB	RMB	$
	(amounts in thousands, except for percentages)

Revenues
Business casual	222,746	411,576	622,538	93,048	367,270	475,053	71,004
Business formal	28,328	66,511	42,567	6,342	42,342	81,890	12,240
Accessories	824	1,624	6,970	1,042	5,596	8,753	1,308

Total revenues	251,898	479,711	672,075	100,452	415,208	565,696	84,552

Operating Costs and Expenses
Cost of sales	(169,991)	(313,521)	(438,773)	(65,581)	(279,480)	(375,276)	(56,091)
Selling and distribution expenses	(9,568)	(15,925)	(8,744)	(1,307)	(6,427)	(9,035)	(1,350)
Administrative expenses	(3,412)	(6,813)	(2,898)	(433)	(2,072)	(4,053)	(606)

Total operating costs and expenses	(182,971)	(336,259)	(450,415)	(67,321)	(287,979)	(388,364)	(58,047)
Operating Income	68,927	143,452	221,660	33,131	127,229	177,332	26,505
Interest income	459	677	793	119	552	611	91
Income Before Tax	69,386	144,129	222,453	33,250	127,781	177,943	26,596
Income tax expenses	—	(18,112)	(28,109)	(4,201)	(16,212)	(22,456)	(3,356)

Net Profit	69,386	126,017	194,344	29,049	111,569	155,487	23,240

Net profit margin (%)	27.5%	26.3%	28.9%		26.9%	27.5%

Nine months ended September 30, 2010 compared to nine months ended September 30, 2009

Revenues

Our revenues increased by RMB150.5 million or 36.2% from RMB415.2 million for the nine months ended September 30, 2009 to RMB565.7 million ($84.6 million) for the nine months ended September 30, 2010. This increase was primarily attributable to an increase of 16.0% in the average unit selling price of our products from RMB113.6 to RMB131.8 ($19.7) due to our adjustment of our product mix towards higher priced products, which resulted in an RMB78.4 million ($11.7 million) increase in revenues. In addition, our sales volume increased by 16.2% from approximately 3.7 million units to approximately 4.3 million units, which resulted in an RMB72.1 million ($10.8 million) increase in revenues. This increase in sales volume was mainly due to an increase in the number of our authorized retail outlets owned and managed by third parties from 1,144 as of September 30, 2009 to 1,365 as of September 30, 2010.

Revenues generated from the sales of our business casual apparel products increased by RMB107.8 million or 29.3% from RMB367.3 million for the nine months ended September 30, 2009 to RMB475.1 million ($71.0 million) for the nine months ended September 30, 2010. This increase was mainly due to an increase of 15.6% in average unit selling price from RMB116.5 to RMB134.7 ($20.1), which resulted in an RMB64.1 million ($9.6 million) increase in revenues, and an increase of 9.4% in sales volume from approximately 3.2 million units to approximately 3.5 million units, which resulted in an RMB43.7 million ($6.5 million) increase in revenues.

Revenues generated from the sales of our business formal apparel products increased by RMB39.6 million or 93.4% from RMB42.3 million for the nine months ended September 30, 2009 to RMB81.9 million ($12.2 million) for the nine months ended September 30, 2010. This increase was primarily attributable to a 100.7% increase in sales volume from approximately 298,000 units to approximately 598,000 units due to an increase in our authorized retail outlets, which resulted in an RMB42.7 million ($6.4 million) increase in revenues, offset in part by a decrease of 3.8% in average unit selling price from RMB142.2 to RMB136.9 ($20.5), which resulted in an RMB3.3 million ($0.5 million) decrease in revenues.

Revenues generated from the sales of our accessory products increased by RMB3.2 million or 56.4% from RMB5.6 million for the nine months ended September 30, 2009 to RMB8.8 million ($1.3 million) for the nine months ended September 30, 2010, due to an increase of 94.8% in average unit selling price from RMB27.1 to RMB52.8 ($7.9), which resulted in an RMB4.3 million ($0.6 million) increase in revenues, offset in part by a decrease of 19.4% in sales volume from approximately 206,000 units to approximately 166,000 units, which resulted in an RMB1.1 million ($0.2 million) decrease in revenues.

Cost of Sales

Our cost of sales increased by RMB95.8 million or 34.3% from RMB279.5 million for the nine months ended September 30, 2009 to RMB375.3 million ($56.1 million) for the nine months ended September 30, 2010. Such changes were primarily due to increased sales volume. The average cost of sales per unit increased by 24.5% from RMB147.5 for the nine months ended September 30, 2009 to RMB183.6 ($27.4) for the nine months ended September 30, 2010. This was mainly due to increased contract manufacturing as a result of our plans to phase out dated manufacturing facilities. The percentage of our cost of sales compared to our total revenues was 67.3% and 66.3% for the nine months ended September 30, 2009 and September 30, 2010, respectively.

Cost of outsourced production increased by RMB134.6 million or 60.4% from RMB222.7 million for the nine months ended September 30, 2009 to RMB357.3 million ($53.4 million) for the nine months ended September 30, 2010, as we ceased operation of four of our production lines in January 2010. Cost of outsourced production as a percentage of our total cost of sales increased from 79.7% for the nine months ended September 30, 2009 to 95.2% for the nine months ended September 30, 2010. For the same reason, cost of our own production decreased by RMB37.8 million or 77.6% from RMB48.7 million for the nine months ended September 30, 2009 to RMB10.9 million ($1.6 million) for the nine months ended September 30, 2010. Cost of raw materials for our own production decreased by 78.9% from RMB35.5 million for the nine months ended September 30, 2009 to RMB7.5 million ($1.1 million) for the nine months ended September 30, 2010.

Selling and Distribution Expenses

Our selling and distribution expenses increased by RMB2.6 million or 40.6% from RMB6.4 million for the nine months ended September 30, 2009 to RMB9.0 million ($1.3 million) for the nine months ended September 30, 2010. Our freight expenses increased by 92.7% from RMB2.1 million for the nine months ended September 30, 2009 to RMB4.0 million ($0.6 million) for the nine months ended September 30, 2010, primarily due to an increase in sales volume. Our packaging expenses also increased from RMB0.4 million for the nine months ended September 30, 2009 to RMB0.8 million ($0.1 million) for the nine months ended September 30, 2010. In addition, expenses in connection with our sales fair increased from RMB0.1 million for the nine months ended September 30, 2009 to RMB0.7 million ($0.1 million) for the nine months ended September 30, 2010. The percentage of selling and distribution expenses compared to our total revenues increased from 1.5% for the nine months ended September 30, 2009 to 1.6% for the nine months ended September 30, 2010. Our advertising expenses as a percentage of our total revenues decreased from 0.9% for the nine months ended September 30, 2009 to 0.5% for the nine months ended September 30, 2010.

Administrative Expenses

Our administrative expenses increased by RMB2.0 million or 95.6% from RMB2.1 million for the nine months ended September 30, 2009 to RMB4.1 million ($0.6 million) for the nine months ended September 30, 2010, primarily due to the increase in salaries from RMB1.3 million for the nine months ended September 30, 2009 to RMB2.4 million ($0.4 million) for the nine months ended September 30, 2010.

Income Tax Expense

Income tax expense increased by RMB6.3 million or 38.5% from RMB16.2 million for the nine months ended September 30, 2009 to RMB22.5 million ($3.4 million) for the nine months ended September 30, 2010, mainly due to an increase in our taxable income as a result of the increase in our operating profit. Our effective tax rate remained at 12.6% for the nine months ended September 30, 2009 and 2010.

Profit for the Year and Net Margin

As a result of the foregoing factors, our net profit increased by RMB43.9 million or 39.4% from RMB111.6 million for the nine months ended September 30, 2009 to RMB155.5 million ($23.2 million) for the nine months ended September 30, 2010. Our net margin also increased from 26.9% for the nine months ended September 30, 2009 to 27.5% for the nine months ended September 30, 2010.

Year ended December 31, 2009 compared to year ended December 31, 2008

Revenues

Our revenues increased by RMB192.4 million or 40.1% from RMB479.7 million in 2008 to RMB672.1 million ($100.5 million) in 2009. This increase was primarily attributable to an increase of 34.6% in our sales volume from approximately 3.8 million units to approximately 5.1 million units, which resulted in an RMB166.1 million increase in revenues. The increase in our sales volume was mainly due to an increase in the number of our retail outlets and retail concessions owned and managed by third parties from 1,008 as of December 31, 2008 to 1,181 as of December 31, 2009. In addition, the average unit selling price of our products increased by 4.1% from RMB126.5 to RMB131.7, due to our adjustment of our product mix towards higher priced products, which resulted in an RMB26.3 million increase in revenues.

Revenues generated from the sales of our business casual apparel products increased by RMB210.9 million or 51.3% from RMB411.6 million in 2008 to RMB622.5 million ($93.0 million) in 2009, reflecting our growing focus on business casual apparel. This increase was primarily due to an increase of 36.3% in sales volume from approximately 3.4 million units in 2008 to approximately 4.6 million units in 2009, which resulted in an RMB149.5 million increase in revenues, as well as an increase of 10.9% in average unit selling price from RMB122.9 in 2008 to RMB136.3 in 2009, which resulted in an RMB61.5 million increase in revenues.

Revenues generated from the sales of our business formal apparel products decreased by RMB23.9 million or 36.0% from RMB66.5 million to RMB42.6 million ($6.4 million), mainly due to a decrease of 22.8% in sales volume from approximately 387,000 units in 2008 to approximately 298,000 units in 2009 as a result of our strategic focus on business casual apparel instead of formal wear, which resulted in an RMB15.2 million decrease in revenues. In addition, the average unit selling price decreased by 17.1% from RMB172.1 in 2008 to RMB142.7 in 2009, which resulted in an RMB8.7 million decrease in revenues.

Revenues generated from the sales of our accessory products increased by RMB5.4 million or 329.1% from RMB1.6 million to RMB7.0 million ($1.1 million), due to a significant increase of 332.7% in the sales volume of our accessory products from approximately 55,000 units in 2008 to approximately 238,000 units in 2009, which resulted in an RMB5.5 million increase in revenues, offset in part by a decrease of 1.6% in average unit selling price from RMB29.7 in 2008 to RMB29.2 in 2009, which resulted in an RMB0.1 million decrease in revenues.

Cost of Sales

Our cost of sales increased by RMB125.3 million or 40.0% from RMB313.5 million in 2008 to RMB438.8 million ($65.6 million) in 2009. Such changes were primarily due to an increase of RMB115.7 million or 58.2% in our cost of outsourced production from RMB198.6 million in 2008 to RMB314.3 million ($47.0 million) in 2009. However, the percentage of our cost of sales compared to our total revenues remained at 65.3% in both 2008 and 2009. The average cost of sales per unit increased by 4.0% from RMB82.7 in 2008 to RMB86.0 ($12.9) in 2009. This was mainly due to the shift to more contract manufacturing. Cost of outsourced production as a percentage of our total cost of sales increased from 63.3% in 2008 to 71.6% in 2009.

Cost of our own production increased by RMB8.4 million or 7.9% from RMB106.3 million in 2008 to RMB114.7 million ($17.1 million) in 2009. Cost of raw materials for our own production increased by 5.9% from RMB80.7 million in 2008 to RMB85.5 million ($12.8 million) in 2009.

Selling and Distribution Expenses

Our selling and distribution expenses decreased by RMB7.2 million or 45% from RMB15.9 million in 2008 to RMB8.7 million ($1.3 million) in 2009, primarily due to a decrease in advertising expenses. Our advertising expenses decreased substantially by 60.5% from RMB11.4 million in 2008 to RMB4.5 million ($0.7 million) in 2009, primarily due to our significant advertisement and promotion efforts in 2008 and a decrease in Jacky Cheung’s endorsement fees. The decrease in our advertising expenses was partially offset by an increase in our freight expenses, which increased by 50.0% to RMB3.3 million ($0.5 million) in 2009 from RMB2.2 million in 2008, primarily because we delivered more products to our distributors and department store chains as a result of the increase in our sales volume in 2009. The percentage of selling and distribution expenses compared to our total revenues decreased from 3.4% in 2008 to 1.3% in 2009.

Administrative Expenses

Our administrative expenses decreased by RMB3.9 million or 57.4% from RMB6.8 million in 2008 to RMB2.9 million ($0.4 million) in 2009 and the percentage of administrative expenses compared to our total revenues decreased from 1.4% in 2008 to 0.4% in 2009. From 2008 to 2009, salaries decreased by 19.0% from RMB2.1 million in 2008 to RMB1.7 million ($0.3 million) in 2009, primarily due to the decrease in the number of our administrative and production administration personnel. During the same period, other expenses decreased by 97.1% from RMB3.4 million in 2008 to RMB0.1 million ($0.01 million) in 2009, primarily due to payment by Fujian Xiniya of approximately RMB3.2 million to Shishi Xiniya as trademark license fees in 2008. We acquired the Xiniya brand in 2009 and therefore did not incur any trademark license expenses in 2009.

Income Tax Expense

Income tax expense increased by RMB10.0 million or 55.2% from RMB18.1 million in 2008 to RMB28.1 million ($4.2 million) in 2009, mainly due to the increase in our taxable income as a result of the increase in our operating profit. Our effective tax rate remained at 12.5% in 2008 and 2009.

Profit for the Year and Net Margin

As a result of the foregoing factors, our net profit increased by RMB68.3 million or 54.2% from RMB126.0 million in 2008 to RMB194.3 million ($29.0 million) in 2009. Our net margin also increased from 26.3% in 2008 to 28.9% in 2009.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Revenues

Our revenues increased by RMB227.8 million or 90.4% from RMB251.9 million in 2007 to RMB479.7 million in 2008, primarily due to the substantial increase of 58.1% in our sales volume from approximately 2.4 million units to approximately 3.8 million units, which resulted in an RMB146.4 million increase in revenues. The increase in our sales volume was mainly due to an increase in the number of our retail outlets and retail concessions owned and managed by third parties from 725 as of December 31, 2007 to 1,008 as of December 31, 2008. In addition, our average unit selling price increased by 20.4% from RMB105.1 to RMB126.5 as a result of the change in our product mix, which resulted in an RMB81.4 million increase in revenues.

Revenues generated from the sales of our business casual apparel products increased by RMB188.9 million or 84.8% from RMB222.7 million in 2007 to RMB411.6 million in 2008, reflecting our growing focus on business casual apparel. This increase was primarily due to an increase of 54.5% in sales volume from approximately 2.2 million units in 2007 to approximately 3.4 million units in 2008, which resulted in an RMB117.0 million increase in revenues, as well as an increase of 21.2% in average unit selling price from RMB101.4 in 2007 to RMB122.9 in 2008, which resulted in an RMB71.8 million increase in revenues.

Revenues generated from the sales of our business formal apparel products increased by RMB38.2 million or 134.8% from RMB28.3 million to RMB66.5 million. This increase was primarily due to an increase of 122.4% in sales volume of our business formal products from approximately 174,000 units in 2007 to approximately 387,000 units in 2008, which resulted in an RMB34.7 million increase in revenues, and, to a lesser extent, an increase of 5.6% in average unit selling price from RMB163.0 in 2007 to RMB172.1 in 2008, which resulted in an RMB3.5 million increase in revenues.

Revenues generated from the sales of our accessory products increased by RMB0.8 million or 97.1% from RMB0.8 million to RMB1.6 million, due to an increase of 97.2% in the sales volume of our accessory products from approximately 28,000 units to approximately 55,000 units, which resulted in an RMB0.8 million increase in revenues, and there was no change in average unit selling price.

Cost of Sales

Our cost of sales increased by RMB143.5 million or 84.4% from RMB170.0 million in 2007 to RMB313.5 million in 2008. The average cost of sales per unit increased by 16.6% from RMB70.9 in 2007 to RMB 82.7 in 2008. Such changes were primarily driven by the increase in both our own production and our outsourced production, as a result of the significant increase in the sales volume of our products. The percentage of our cost of sales as compared to our total revenues decreased from 67.5% in 2007 to 65.4% in 2008.

Cost of our own production increased by RMB44.4 million or 71.7% from RMB61.9 million in 2007 to RMB106.3 million in 2008 and cost of our own production as a percentage of our total cost of sales decreased from 36.4% to 34.0% during the same period. Within cost of our own production, cost of raw materials increased by 80.1% from RMB44.8 million in 2007 to RMB80.7 million in 2008, primarily driven by the increase in our sales volume in 2008.

Cost of our outsourced production increased by RMB98.7 million or 98.8% from RMB99.9 million in 2007 to RMB198.6 million in 2008 and cost of our outsourced production as a percentage of our total cost of sales increased from 58.8% to 63.3%. Cost of outsourced production increased in 2008 mainly because of the increase in our sales volume, which resulted in our having to outsource a larger portion of our production to our contract manufacturers.

Selling and Distribution Expenses

Advertising expenses increased by RMB4.0 million or 53.6% from RMB7.4 million in 2007 to RMB11.4 million in 2008, primarily because we recorded the majority of the endorsement fees we paid to Jacky Cheung as our brand spokesperson in 2008 and did not incur similar expenses in 2007. Freight expenses increased by 120.0% from RMB1.0 million in 2007 to RMB2.2 million in 2008, primarily due to the increase in our sales volume. As a result of these factors, our selling and distribution expenses increased by 66.4% from RMB9.6 million in 2007 to RMB15.9 million in 2008, while the percentage of selling and distribution expenses as compared to our total revenues decreased from 3.8% in 2007 to 3.3% in 2008.

Administrative Expenses

Administrative expenses increased by RMB3.4 million or 100.0% from RMB3.4 million to RMB6.8 million, primarily because we made a payment of RMB3.2 million to Shishi Xiniya as royalty for using the Xiniya trademark in 2008. The percentage of administrative expenses as compared to our total revenues remained stable at 1.4% in both 2007 and 2008.

Income Tax Expense

Income tax increased from nil in 2007 to RMB18.1 million in 2008 as our enterprise income tax exemption expired and our applicable enterprise income tax rate increased to 12.5% in 2008.

Profit for the Year and Net Margin

As a result of the foregoing factors, our net profit increased by RMB56.6 million or 81.6% from RMB69.4 million in 2007 to RMB126.0 million in 2008. However, our net margin decreased slightly from 27.5% to 26.3%.

Selected Quarterly Results of Operations

The following table presents our selected unaudited quarterly results of operations for the 11 quarters ended September 30, 2010. You should read the following table in conjunction with our financial statements and related notes contained elsewhere in this prospectus. We have prepared the selected unaudited quarterly financial information on the same basis as our audited financial statements, and it includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. The historical quarterly results presented below are not necessarily indicative of the results for any future quarters or for a full year.

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,
	2008	2008	2008	2008	2009	2009	2009	2009	2010	2010	2010
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(amounts in thousands, except for percentages)

Revenues
Business casual	52,238	72,787	136,935	149,616	76,000	101,161	190,109	255,268	96,763	105,542	272,748
Business formal	12,815	871	31,879	20,946	4,206	1,783	36,353	225	24,276	28,394	29,220
Accessories	566	123	398	537	718	632	4,246	1,374	1,394	1,690	5,669

Total revenues	65,619	73,781	169,212	171,099	80,924	103,576	230,708	256,867	122,433	135,626	307,637

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,
	2008	2008	2008	2008	2009	2009	2009	2009	2010	2010	2010
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(amounts in thousands, except for percentages)

Operating costs and expenses
Cost of sales	(44,546)	(50,557)	(109,365)	(109,053)	(55,913)	(70,279)	(153,288)	(159,293)	(82,702)	(92,946)	(199,628)
Selling and distribution expenses	(1,109)	(4,873)	(6,770)	(3,173)	(1,360)	(1,537)	(3,530)	(2,317)	(2,226)	(2,645)	(4,164)
Administrative expenses	(1,420)	(1,742)	(2,657)	(994)	(538)	(797)	(737)	(826)	(1,076)	(1,366)	(1,611)

Total operating costs and expenses	(47,075)	(57,172)	(118,792)	(113,220)	(57,811)	(72,613)	(157,555)	(162,436)	(86,004)	(96,957)	(205,403)
Operating income	18,544	16,609	50,420	57,879	23,113	30,963	73,153	94,431	36,429	38,669	102,234
Interest income	117	131	176	253	148	187	217	241	234	194	183
Income before tax	18,661	16,740	50,596	58,132	23,261	31,150	73,370	94,672	36,663	38,863	102,417
Income tax expense	(2,267)	(2,117)	(6,480)	(7,248)	(3,054)	(3,902)	(9,256)	(11,897)	(5,048)	(4,587)	(12,821)
Profit for the period	16,394	14,623	44,116	50,884	20,207	27,248	(64,114)	82,775	31,615	34,276	89,596
Net profit margin (%)	25.0%	19.8%	26.1%	29.7%	25.0%	26.3%	27.8%	32.2%	25.8%	25.3%	29.1%

Liquidity and Capital Resources

Liquidity

Our ongoing cash requirements include payments of our employees’ salaries and benefits, office and manufacturing facility rentals, payment to our contract manufacturers and other operational expenses. Our anticipated cash needs also include costs associated with the expansion of our business and our sales force and our working capital requirements. We have financed our operations primarily through capital contributions and cash flows from operations.

We are a holding company, and conduct substantially all of our business through Fujian Xiniya, our PRC operating subsidiary. We rely on dividends paid by Fujian Xiniya and Xiniya Hong Kong for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in the PRC is subject to limitations. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our operating subsidiary in the PRC is required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. As of December 31, 2009, a total of RMB53.7 million ($8.0 million), including RMB9.8 million ($1.4 million) of registered capital and RMB43.9 million ($6.6 million) of statutory reserves, was not available for distribution to us in the form of dividends.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,				For the Nine Months Ended September 30,
	2007	2008	2009		2009	2010
	RMB	RMB	RMB	$	RMB	RMB	$
	(amounts in thousands)

Net cash generated by operating activities	71,389	117,964	99,769	14,912	186,278	95,963	14,343
Net cash provided by (used in) investing activities	(104)	—	—	—	—	394	59
Net cash provided by (used in) financing activities	(36,054)	(61,381)	(114,106)	(17,055)	(135)	3,737	559
Cash and cash equivalents at beginning of period	64,825	100,056	156,639	23,412	156,639	142,302	21,269
Cash and cash equivalents at end of period	100,056	156,639	142,302	21,269	342,782	242,396	36,230

Cash Flow Generated By Operating Activities

Our net cash generated by operating activities primarily consists of profit before taxation, as adjusted by depreciation of property, plant and equipment, interest income and changes in assets and liabilities, which include inventories, trade receivables, other receivables and prepayment, trade payables, accruals and other payables.

Our net cash generated by operating activities for the nine months ended September 30, 2010 was RMB96.0 million ($14.3 million), which primarily consisted of profit before taxation of RMB177.9 million ($26.6 million) and an increase in trade payables of RMB86.4 million ($12.9 million) due to an increase in sales volume, as adjusted by (i) an increase in trade receivables of RMB148.2 million ($22.2 million) due to an increase in sales volume and the extension in 2010 of credit terms we offered to department store chain clients from 60 days to 90 days, (ii) income tax payments of RMB21.5 million ($3.2 million) and (iii) an increase in inventories of RMB8.2 million ($1.2 million) due to an increase in sales volume. We have not historically experienced any significant delays in the payment of our trade receivables and believe that the trade receivables outstanding as of September 30, 2010 will be collected when due and payable according to their credit terms.

Our net cash generated by operating activities in the year ended December 31, 2009 was RMB99.8 million ($14.9 million), which primarily consisted of profit before taxation of RMB222.5 million ($33.3 million), as mainly adjusted by an increase of trade receivables of RMB77.2 million ($11.5 million) resulting from the extension of credit terms granted by us to our distributors from 60 days in 2008 to 90 days in 2009 primarily to afford them with greater liquidity as they grew in size and purchase volume, an increase in trade payables of RMB15.7 million ($2.4 million) caused by the change in the timing of payment arrangement, as well as income tax payments of RMB23.5 million ($3.5 million). To date, the extended credit terms have not significantly impacted our liquidity and capital position, primarily because of the mitigating effects of the overall increase in sales volume. Our working capital as of December 31, 2009 and September 30, 2010 was approximately RMB225.6 million ($33.7 million) and RMB375.4 million ($56.1 million), respectively. As of December 31, 2009, approximately 11.3% of our accounts receivable were overdue (referring to amounts owed by customers that have exceeded their respective credit terms). These overdue accounts receivable were related to sales made in October 2009 and were collected within the first quarter of 2010. To ensure timely payments by our customers, we closely monitor our outstanding trade receivables and maintain regular communications with our distributors and the department store chains that sell our products. As a result, we have not had any overdue receivables for sales made since the end of 2009. We expect to continue to offer our existing credit terms to our customers and these terms are believed to be in line with market practice. In addition, other receivables and prepayments decreased by RMB4.5 million in 2009 mainly due to amortization of expenses incurred in connection with our endorsement contract with Jacky Cheung. In addition, inventory increased by RMB2.8 million in 2008 and RMB7.5 million in 2009 due to the timing of the delivery of our products to our customers as certain orders received prior to December 31, 2009 were delivered in January, 2010. We seek to maintain a minimum level of inventory. We generally deliver our products to our customers within 10 days upon receipt of the goods from our contract manufacturers and within 10 days upon completion of products manufactured by us. Except for the inventory maintained at our flagship store, we only manufacture or outsource the production of our products to contract manufacturers based on orders placed by our customers.

Our net cash generated by operating activities in the year ended December 31, 2008 was RMB117.9 million, which primarily consisted of profit before taxation of RMB144.1 million, an increase in trade payables of RMB32.8 million and an increase in accruals and other payables of RMB9.1 million, mainly offset by an increase in trade receivables of RMB50.7 million, as well as income tax payments of RMB10.9 million. The increase in trade receivables in 2008 was primarily a result of our extension of more preferable credit terms to our distributors to assist them during the global economic downturn. The increase in trade payables in 2008 was primarily due to the extended credit periods provided by our suppliers to us during the global economic downturn. The increase in other receivables and prepayments of RMB4.2 million in 2008 primarily consisted of prepaid expenses in connection with our endorsement contract with Jacky Cheung. The increase in other payables and accruals of RMB9.1 million in 2008 was mainly due to an increase in payables of sales rebates and value added taxes as a result of increased sales volume.

Our net cash generated by operating activities in the year ended December 31, 2007 was RMB71.4 million, which primarily consisted of profit before taxation of RMB69.4 million, mainly adjusted by an increase in other receivables and prepayment of RMB1.9 million and a decrease in trade payables of RMB0.8 million. The increase in other receivables and prepayment of RMB1.9 million in 2007 primarily consisted of prepayment for advertising and promotion expenses. The increase in other payables and accruals of RMB2.9 million in 2007 was primarily due to an increase in payables of value added taxes as a result of increased sales volume and an increase in accruals of pension contributions.

Cash Flow Provided by (Used in) Investing Activities

We did not conduct any major investing activities in any of the years ended December 31, 2007, 2008 and 2009 and the nine months ended September 30, 2010. Our net cash from investing activities for the nine months ended September 30, 2010 was RMB0.4 million, which consisted of proceeds from the disposal of a plant and equipment in connection with our cessation of four production lines in January 2010.

Cash Flow Provided by (Used in) Financing Activities

Our net cash used in financing activities consisted primarily of the dividends we paid to our shareholders, as mainly adjusted by any decreases in advances to directors and any increases in our share capital.

For the nine months ended September 30, 2010, our net cash provided by financing activities was RMB3.7 million ($0.6 million), which consisted of deferred offering costs of RMB6.7 million ($1.0 million) offset by an increase in amounts owed to a director together with additional amounts paid by him on our behalf in connection with certain expenses related to this offering of RMB9.6 million ($1.4 million).

In the year ended December 31, 2009, our net cash used in financing activities was RMB114.1 million ($17.1 million), primarily due to the dividend payment of RMB113.3 million ($16.6 million).

In the year ended December 31, 2008, our net cash used in financing activities was RMB61.4 million, which consisted of the dividend payment of RMB62.3 million, partially offset by a decrease in advance to directors of RMB0.9 million.

In the year ended December 31, 2007, our net cash used in financing activities was RMB36.1 million, which mainly consisted of the dividend payment of RMB38.6 million and an increase in advance to directors of RMB4.2 million, as adjusted by an increase in our share capital of RMB6.8 million.

Capital Resources

Historically, we have financed our operations primarily through cash flows from operations and have not relied on any other sources to finance our operations. We intend to explore other ways to finance our operations in the future, including short-term or long-term credit facilities and offerings of debt or equity securities.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of September 30, 2010:

		Less Than		More Than
	Total	1 Year	1-5 Years	5 Years
		(RMB in thousands)

Operating lease commitments	3,977	984	2,993	—

Such contractual obligations are all based on the lease agreement we entered into with Shishi Xiniya for our manufacturing facility in Jinjiang City, Fujian Province. We place purchase orders with our contract manufacturers on a monthly basis and receive the finished goods in the following month. As of December 31, 2009 and September 30, 2010, we had purchase commitments of RMB7.5 million and RMB87.8 million, respectively, for purchase orders placed with our contract manufacturers. We did not borrow from any banks or financial institutions in any of the years ended December 31, 2007, 2008 and 2009 or for the nine months ended September 30, 2010.

Capital Expenditures

Our capital expenditures, consisting of the purchase of equipment and furniture, were RMB0.1 million in 2007, nil for both 2008 and 2009 and for the nine months ended September 30, 2010. We do not expect to incur significant capital expenditures in the fourth quarter of 2010.

We believe that our current cash and cash equivalents, anticipated cash flow from operations and the proceeds from this offering will be sufficient to meet our expected cash requirements, including for working capital and capital expenditure purposes, for at least 12 months following this offering. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. In addition, after this offering, we will become a public company and will incur a significantly higher level of legal, accounting and other expenses than we did as a private company and we may need to obtain additional capital resources to cover these costs. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from lending institutions. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our shareholders. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

Off-Balance Sheet Commitments and Arrangements

As of September 30, 2010, we did not have any off-balance sheet commitments or arrangements. We do not anticipate entering into any such commitments or arrangements in the foreseeable future.

Quantitative and Qualitative Disclosure About Market Risk

Foreign Exchange Risk

Our financial statements are expressed in Renminbi. The change in value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate by more than 20% against the U.S. dollar in the following three years. During the period between July 2008 and June 2010, the Renminbi traded within a narrow range against the U.S. dollar. However, on June 19, 2010, the People’s Bank of China announced the adoption of certain measures to further reform the currency system of the PRC to allow broader fluctuation of the Renminbi. In addition, the PRC government has allowed international transactions to be settled in Renminbi in 20 provinces, autonomous regions and municipalities in China. Such measures may lead to the further appreciation of the Renminbi. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which also could result in a further and more significant appreciation of the Renminbi against the U.S. dollar.

Substantially all of our sales are denominated in the Renminbi. As we rely entirely on dividends paid to us by our operating subsidiary in the PRC, any significant revaluation of the Renminbi may have a material effect on our revenues and financial condition, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we determine to convert our Renminbi profits into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Commodity Price Risk

The principal raw materials used in our products are fabrics such as cotton, wool, polyester and blended fabrics and accessories, such as zippers and buttons. We are exposed to fluctuations in the prices of these raw materials, which are affected by regional supply and demand conditions. We may not be able to pass on the increased costs for the purchase of raw materials to our distributors and the department store chains that sell our products. Fluctuations in the prices of raw materials could adversely affect our financial performance. We historically have not entered into any commodity derivative instruments to hedge the potential commodity price changes.

Inflation

In recent years, China has not experienced significant inflation, and therefore inflation has not had a significant effect on our business. According to NBSC, the change in the Consumer Price Index in China was 4.8%, 5.9% and -0.7% in 2007, 2008 and 2009, respectively.

Recent Accounting Pronouncements

As of the date of this prospectus, certain new IFRS standards, amendments and interpretations to existing standards have been published and are mandatory for our accounting periods after January 1, 2010 or later periods, which we have not yet adopted, including:

Revised IFRS 3	Business Combinations (2008)

Amendments to IAS 27	Consolidated and Separate Financial Statements (2008)

IFRIC 17	Distributions of Non-cash Assets to Owners

IFRIC 18	Transfers of Assets from Customers

Amendments to IAS 39	Financial Instruments

Improvements to IFRSs (2009)	Minor Changes to Existing Standards

Amendments to IAS 32	Financial Instruments

IFRIC 19	Extinguishing Financial Liabilities with Equity Instruments

Revisions to IAS 24	Related Party Disclosure

Amendments to IFRIC 14 IAS 19	The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

IFRS 9	Financial Instruments

We do not expect that the adoption of the above IFRS standards (including consequential amendments) and interpretations will have a material impact on our financial statements upon adoption. See note 2 to our audited financial statements for additional information regarding recent accounting pronouncements.

OUR INDUSTRY

Overview

With approximately one-fifth of the world’s population and a fast-growing gross domestic product, or GDP, China represents a significant growth opportunity for a wide variety of retail goods, including apparel. The enhanced living standards and increased disposable income that has resulted from the vibrant economic growth has driven the rapid development of the men’s apparel market in China in recent years. China is currently one of the world’s largest men’s apparel markets and it is larger than the U.S. market based on retail sales of men’s apparel products in 2009. As a leading provider of men’s business casual apparel in China, we believe we are well positioned to capitalize on the favorable economic, demographic and industry trends in this sector.

The PRC Economy

Strong Growth of China’s Economy

China’s economy has expanded rapidly since the adoption of reform and market liberalization policies by the PRC Government beginning in the late 1970’s. China’s economy has demonstrated strong and steady growth over the last three decades and has become one of the largest economies in the world. GDP in China has experienced several years of double-digit growth. According to NBSC, China’s GDP increased from RMB18,321.7 billion ($2,738.5 billion) in 2005 to RMB34,050.7 billion ($5,089.4 billion) in 2009.

GDP in China

Source: NBSC; Estimates by International Monetary Fund

Economic growth is particularly strong in second- and lower-tier cities in China. All such cities achieved an increase of per capita GDP at a CAGR of over 17% from 2007 to 2009, outpacing the 11.3% CAGR of first-tier cities over the same period.

Rapid Urbanization and Increasing Disposable Income

Industrialization and economic growth in China have resulted in rapid urbanization in China through the migration of rural populations to urban areas and the development of towns into cities. In 2005, 43% of China’s population of 1.3 billion lived in urban areas. By 2009, this percentage had increased to 46.6%, and Frost & Sullivan estimates that the percentage will further grow to 54.8% by 2015.

Along with China’s rapid economic growth, disposable income levels have grown significantly. Annual disposable income per capita of urban residents in China reached RMB17,175 ($2,567) in 2009, representing a CAGR of 13.1% from 2005. Frost & Sullivan estimates that the disposable income of urban residents is expected to continue to grow at a double digit rate each year for the next five years.

Disposable Income Per Capita in China

Source: NBSC; Estimates by Frost & Sullivan

Strong Consumption Growth

Rising personal income and rapid urbanization have driven strong growth in consumer spending in China. According to NBSC, retail sales of consumer goods in China nearly doubled from 2005 to 2009 and reached RMB12,534.3 billion ($1,873.4 billion) in 2009. Despite the impact of the recent global financial crisis and economic downturn, domestic retail sales of consumer goods in China grew 15.5% in 2009. Frost & Sullivan estimates that retail sales of consumer goods in China will grow at a CAGR of 14.5% from 2010 to 2015.

Retail Sales of Consumer Goods in China

Source: NBSC; Estimates by Frost & Sullivan

Men’s Apparel Market in China

Rapid Growth in the Men’s Apparel Market

The men’s apparel market in China has grown rapidly in recent years primarily due to enhanced living standards, increased disposable income and a rising level of style and brand-consciousness among male consumers. According to Frost & Sullivan, the men’s apparel market in China has grown from RMB178.1 billion ($26.6 billion) in 2005 to RMB300.3 billion ($44.9 billion) in 2009, making it one of the largest men’s apparel markets in the world. Frost & Sullivan estimates that the men’s apparel market will grow at a CAGR of 16.1% from 2010 to 2015.

Total Retail Sales of the Men’s Apparel Industry in China

Source: Frost & Sullivan

Men’s Apparel Market Size Comparison in 2009

Source: Frost & Sullivan

The rapid growth in urbanization and economic prosperity in second- and lower-tier cities has also brought about a significant increase in spending power in these cities, including spending on men’s apparel products. According to Frost & Sullivan, second- and lower-tier cities represent approximately 86% of the RMB300.3 billion men’s apparel market in China in 2009.

Increased Popularity of Branded Business Casual Men’s Apparel Products

The men’s apparel market in China primarily consists of three major segments, namely the men’s business formal segment, the men’s casual segment and the accessories segment. The business formal segment used to account for the majority of men’s apparel sales. However, as Western culture becomes increasingly popular in China, there has been a gradual increase in demand for fashionable leisure and casual apparel in Western styles. As a result, the casual segment has increased as a percentage of the rapidly growing men’s apparel market. According to Frost & Sullivan, the casual segment in China has grown from 33.0% of the men’s apparel market in 2005 to 41.3% in 2009 and is expected to reach 53.1% in 2015. Within the casual menswear segment, the business casual segment has been gaining popularity among Chinese consumers and growing rapidly. Frost & Sullivan estimates that the business casual menswear market will almost triple its size from RMB 51.9 billion in 2009 to RMB 151.3 billion by 2015 representing a CAGR of 19.5% from the year 2009 to 2015. Such growth outpaces that of the overall growth in the menswear market, as well as the growth in retail sales of consumer goods during the same projection period.

Moreover, as living standards continue to improve due to higher purchasing power resulting from robust economic growth, Chinese consumers are becoming more conscious and sensitive to the branding, stylishness and quality of men’s apparel products. Domestic brands have therefore adopted the strategies of successful high-profile foreign brands, including the improvement in product designs and continuous investment in brand building initiatives, such as celebrity-endorsed promotional campaigns and multi-channel advertisements.

Competitive Landscape of the Men’s Business Casual Apparel Segment

The men’s business casual apparel segment in China is relatively fragmented but there are a small number of market leaders. According to Frost & Sullivan, we ranked fifth in terms of retail sales revenues for the year ended December 31, 2009 within the business casual men’s apparel segment in China, with an estimated market share of 2.9%. The table below illustrates the top five players in the men’s business casual apparel segment in China in terms of retail revenues:

Rank	Market Player	Estimated Market Share (%)

1	Lilanz	6.2
2	Septwolves	4.9
3	K-boxing	3.6
4	FIRS	3.6
5	Xiniya	2.9

We believe we can improve our market share by implementing our business strategies as described in “Our Business—Our Strategies.” We will continue to place our focus on the business casual segment within the rapidly growing men’s apparel market in China and we believe the quickly expanding Chinese retail consumer market will position ourselves well to capitalize on favorable economic, demographic and industry trends.

OUR BUSINESS

Overview

We are a leading provider of men’s business casual apparel in China. We design and manufacture men’s business casual and business formal apparel and accessories, which we market under the Xiniya brand and sell through our distribution network that includes 26 distributors and 24 department store chains. Our products are sold to consumers at over 1,300 authorized retail outlets owned and managed by third parties located in 21 provinces, five autonomous regions and four municipalities in China. According to Frost & Sullivan, we ranked fifth in terms of retail sales revenues for the year ended December 31, 2009 within the business casual men’s apparel market in China. We focus on creating products that feature a high standard of style, design, fabrics and craftsmanship. Our authorized retail network, which is owned and managed by third parties, focuses on second- and lower-tier cities, where increasing affluence has led to an improvement in living standards and most international men’s apparel brands do not have a significant presence. Our target consumers are male working professionals in China between the ages of 25 and 45 who seek fashionable clothing to suit their working and lifestyle needs. We operate our business through Fujian Xiniya, our wholly owned subsidiary in China.

Our Xiniya brand was registered in 1993 by a garment outsourcing company managed by our founder, chairman and chief executive officer, Mr. Qiming Xu. Fujian Xiniya was established in October 2005 and at the same time we began to develop, mainly through our distributors, an authorized retail network which, as of September 30, 2010, covered 1,365 authorized retail outlets, including 63 stores managed by our 26 distributors, 976 stores managed by retailers authorized by our distributors, 181 department store concessions managed by 35 department store chains authorized by our distributors, and 145 department store concessions managed by our 24 department store chain clients. The department store concessions are discrete areas within department stores exclusively devoted to displaying and selling our products. We also have one flagship store owned and managed by us. In addition, since 2005, we have diversified our product offerings from men’s jackets to include an extensive portfolio of men’s business casual and business apparel products, with an emphasis on business casual collections comprising jackets, pants, shirts, T-shirts, sweaters and overcoats, business formal collections and accessories. Our design team works closely with our suppliers, distributors, department stores and managers of major authorized retail outlets owned by third parties to create products using high quality fabrics and construction that are well-fitting, comfortable and exhibit attractive detailing and a unique style. Our Xiniya brand has been recognized as a “Fujian Famous Trademark” by the Administration for Industry and Commerce of Fujian Province since August 2005 and as a “Well-Known Trademark of China” by the China Clothing Association since 2006.

Our authorized retail outlets, which we owned and managed by third parties, are designed by us for a uniform look and feel that fits our brand image, with in-store displays that accentuate the quality and style of our products. All of these authorized retail outlets, including department store concessions, are required to sell our products exclusively. We focus significant efforts on the controlled growth and effective management of our retail network, including the quality and training of our distributors and authorized retailers, as well as the coordination of our product marketing activities across China. To promote our products, we conduct multi-channel marketing campaigns to reach our target customers through celebrity endorsements, advertisements in various types of media, retail sales promotions and in-store marketing activities.

We sold approximately 2,398,000, 3,791,000, 5,104,000 and 4,291,000 units of garments in 2007, 2008, 2009 and the nine months ended September 30, 2010, respectively. We currently outsource almost all of the production of our products to PRC-based third party contract manufacturers. To ensure that our high standards of quality and timely delivery of products are met, we work with a select group of reputable and experienced manufacturers and implement a strict quality control process.

Our revenues increased from RMB251.9 million in 2007 to RMB479.7 million in 2008, and further to RMB672.1 million ($100.5 million) in 2009, representing a compound annual growth rate, or CAGR, of

63.3%; and our net profit increased from RMB69.4 million in 2007 to RMB126.0 million in 2008, and further to RMB194.3 million ($29.0 million) in 2009, representing a CAGR of 67.3%. In the nine months ended September 30, 2010, our revenues were RMB565.7 million ($84.6 million) and our net profit was RMB155.5 million ($23.2 million), representing an increase of 36.2% and 39.4%, respectively, from the nine months ended September 30, 2009.

Our Strengths

Established and Differentiated Lifestyle Brand in the PRC

According to Frost & Sullivan, we ranked fifth in terms of retail sales revenues for the year ended December 31, 2009 within the business casual men’s apparel market in China. Mr. Qiming Xu, our founder, chairman and chief executive officer, created the Xiniya brand in 1993. By the time Fujian Xiniya was established, our Xiniya brand had already become a well-known brand for men’s apparel in China. Our Xiniya brand has been recognized as a “Fujian Famous Trademark” by the Administration for Industry and Commerce of Fujian Province since August 2005 and as a “Well-Known Trademark of China” by the China Clothing Association since 2006. In 2006, our Xiniya brand was also judged to be a “Well-Known Trademark of China” by the Chenzhou Intermediate People’s Court of Hunan Province.

We focus on men’s business casual apparel products and have developed product lines that we believe represent the career and lifestyle aspirations of our clientele. While the men’s apparel space in China is extremely competitive, our product lines are carefully planned to represent a broad array of stylish and fashionable goods, with a particular emphasis on career wear and clothing that can be worn in both business and social settings. These product lines are further supported by a broad selection of accessories that enables our customers to create a distinctive ensemble of clothing.

We seek to project our brand image through a consistent use of innovative designs in our promotional campaigns, product catalogs, Internet portals and our authorized retail network across China. By maintaining and improving our brand image, we believe that we are well positioned to increase our sales in China’s growing business casual men’s apparel market, especially in second- and lower-tier cities.

Extensive and Well-Managed Nationwide Authorized Retail Network

We have an extensive authorized retail network owned and managed by third parties throughout 21 provinces, five autonomous regions and four municipalities of China. As of September 30, 2010, our products were sold at 1,365 authorized retail outlets, including 63 stores managed by our 26 distributors, 976 stores managed by retailers authorized by our distributors, 181 department store concessions managed by 35 department store chains authorized by our distributors, and 145 department store concessions managed by our 24 department store chain clients. We also have one flagship store owned and managed by us. Our growth to date has been achieved primarily through the penetration of second- and lower-tier cities in China, where the increasing affluence of households and the PRC government’s policies favoring the development of smaller cities have led to an improvement in living standards. Moreover, most international men’s apparel brands do not have a significant presence in these areas. As a result, we have succeeded in establishing and strengthening our market position as a leader in the men’s business casual apparel.

The successful growth of our authorized retail network is primarily attributable to our strong and stable relationships with our distributors. 23 of our 26 distributors have maintained business relationships with us since the establishment of this authorized retail network in 2006, and we have had no turnover among our distributors in the past three years. We select our distributors based on a number of criteria, including experience in the men’s apparel retail industry, sales channels, business resources, brand promotion capabilities and ability to help us implement our broader business strategies. Our business model allows us to effectively leverage the capabilities and experience of our distributors. Our distributors help us react to changing consumer demands in a timely manner by providing regular feedback on our products at our product preview conferences and biannual sales fairs. The business and financial resources of our distributors allow us to grow our authorized retail network with limited capital expenditure, as our distributors and retailers are primarily responsible for the costs and expenses required for the opening and operation of the authorized retail outlets. We motivate our distributors to expand this authorized retail network by offering rebates to top performers in terms of total purchase value and setting minimum numbers of annual store openings and sales targets as conditions to the renewal of our distributorship agreements with them. By leveraging and motivating our distributors, we believe we can continue to effectively and rapidly expand this authorized retail network.

We also focus on maintaining a consistent and positive brand image across our authorized retail network. To accomplish this goal, we generally prohibit our distributors from selling other men’s apparel brands, and retail outlets managed or authorized by them are required to operate according to our retail standards. We also work closely with our distributors on site selection, store renovations, cash and inventory management, retail operations and staff training to ensure consistent quality at all of our authorized retail outlets. Moreover, these authorized retail stores are designed in conjunction with our distributors and fixtured with the goal of creating a sophisticated and welcoming environment. We believe that our extensive and well-managed authorized retail network has assisted us in building a unified brand image that allows us to continue to increase our market penetration.

In addition, we have developed direct sales channels through cooperation with department store chains. These are typically large department store chains located in second- or lower-tier cities, which sell our products at retail concession areas within their stores. We believe our cooperation with these department store chains will help enhance our brand awareness and promote the sales of our products in smaller cities.

Effective Promotional and Marketing Strategies

We believe marketing and promotional activities have been critical to our success. In order to continue raising our brand profile and increase market penetration, we deploy various types of promotional and marketing initiatives each year. Since October 2007, Jacky Cheung, one of the most well-known pop singers in China, has been our brand spokesperson, and we have featured him in a series of nationwide promotional activities, such as our advertisement campaign on popular television channels in China. We believe Jacky Cheung’s image embodies the successful and stylish gentleman our brand represents and resonates well with our target consumers, who are male working professionals between the ages of 25 to 45.

Furthermore, we have utilized various media channels, including indoor video displays, newspapers and magazines, outdoor advertising, billboards and Internet portals, to run promotional campaigns. We believe the integrated marketing approach that we have pursued has been effective in positioning our Xiniya brand as a highly regarded business casual men’s apparel brand. We also work closely with our distributors, our authorized retailers and department store chains in devising localized marketing strategies and campaigns that are partly subsidized by us through the sales incentive rebate program to the top 20 performers in terms of total purchase value from us every year.

Each year, we organize two sales fairs at our headquarters in Jinjiang City, Fujian Province, for our distributors, managers of major retail outlets and department store chains so that they can learn the key themes and selling points of our new collections and place purchase orders with us. We also hold product preview conferences prior to each sales fair, during which we invite certain distributors, managers of major retail outlets and department store chains to showcase our product prototypes for the following season. These sales fairs and product preview conferences are often held in conjunction with large-scale marketing campaigns across different provinces around the themes for that particular season.

Strong Design and Product Development Capabilities

Our brand philosophy is a key to our successful positioning as a leading provider of men’s business casual apparel, and we have developed product styles to reflect our differentiation. We take our fashion inspiration from throughout the world, interpreting contemporary ideas for styles, fabrics and colors into customized products and designs to meet the lifestyle needs of our Chinese customers. We design all of our products in house under the leadership of our chief designer, Mr. Qiwen Yang. Mr. Yang has more than 14 years of experience as a fashion designer and in 2006 was named one of China’s top ten fashion designers by the China Fashion Association. Our five senior designers have an average of over ten years of working experience in the fashion industry in China, while all of our other designers are graduates of professional design schools in China. Our design and product development team typically begins gathering market intelligence through various media channels and professional fashion information vendors one year or more in advance of our product launches. Our designers spend approximately one month per year traveling to major fashion centers, fashion shows and exhibitions both inside and outside China, as well as meeting with suppliers, other fashion designers (including free-lance fashion designers in Europe) and end consumers to understand market demand and develop ideas. In addition, we work closely with our distributors, authorized retail outlet managers and department store chains, especially during our biannual sales fairs and product preview conferences, during which we receive feedback and market intelligence about local style trends and consumer preferences, which in turn help us to tailor our products for specific markets. We introduce new design elements into our men’s apparel products in each new season. In each of 2007, 2008 and 2009, we introduced over 1,000 new designs to the market.

Experienced Management Team With an Extensive Background in the Men’s Apparel Industry in China

Our management team is led by our founder, chairman and chief executive officer, Mr. Qiming Xu. Mr. Xu’s family established a garment outsourcing business in 1983, and he began to manage such business in 1987. With the registration of the Xiniya trademark in 1993, Mr. Xu began to engage in the design, manufacturing and sale of men’s business casual apparel products primarily through the wholesale market channels, with a focus on men’s jackets. In order to capitalize on the rapid growth in the retail sector and the growing brand awareness of Xiniya, Mr. Xu established Fujian Xiniya in 2005 to focus on brand and sales channel management. Based on his extensive business relationships and experience in the men’s apparel industry in China, Mr. Xu successfully established a nationwide retail network comprised of a number of distributors and their authorized retailers in 2006. Through our distributors and their authorized retailers, we began opening Xiniya-branded retail outlets across China. In addition to the establishment of our authorized retail network, which is owned and managed by third parties, Mr. Xu led the transformation of our business to diversify away from a single-product concentration to an expanded portfolio of products in multiple men’s apparel categories within the men’s business casual and business apparel segment. Mr. Kangkai Zeng, our chief operating officer, has worked together with Mr. Xu in the men’s apparel industry for more than 14 years, and has been integral to our success in managing our internal production, quality control, information technology and product development-related processes, particularly since 2005 when we established Fujian Xiniya and began to significantly expand our product offerings. Our chief financial officer, Mr. Chee Jiong Ng, has 15 years of experience in the finance and accounting sectors and has served in various management roles at multinational and China-based companies, including PricewaterhouseCoopers, before joining our company. Other members of our management team also have extensive experience in the apparel industry, and many of them have worked as senior managers in leading apparel companies in China. Our management team has led us through our rapid growth and the establishment of Xiniya as a well-known business casual men’s apparel brand in China. We believe that the knowledge, skills and strategic vision of our management team have enabled us to establish ourselves as an integrated fashion enterprise.

Our Strategies

Further Promote Our Brand and Enhance Our Marketing and Promotional Strategies

We believe the strong association of our brand with our design philosophy has helped position our Xiniya name as a leading business casual men’s apparel brand in China and consumers’ favorable perception of our products. We intend to continue to focus on delivering a consistent brand image from product design to sales and marketing initiatives. We seek to further promote Xiniya as a leading brand in the men’s apparel market in China by adopting proactive promotional strategies for our target geographies and demographics. In particular, we plan to raise our brand awareness through:

•	multi-channel advertising, including through national and local television, fashion magazines, newspapers, billboards, Internet, indoor video displays and other media channels;

•	celebrity sponsorships from individuals in various sectors who we believe epitomize our brand image;

•	participation in both domestic and international fashion shows; and

•	special events for post-trade fair marketing, new product launches and new stores launches, particularly new flagship stores.

We believe that these marketing and promotion strategies will help to elevate the level of awareness of our Xiniya brand in our target consumer segments, raise our brand profile and enhance consumer loyalty.

Further Strengthen and Expand Our Distribution Network and Increase Retail Coverage

We intend to continue to strengthen our penetration in existing markets and also expand our authorized retail network owned and managed by third parties to new markets in order to further increase our retail presence, build brand awareness and showcase our expanding product portfolio. We intend to increase retail coverage by:

•	increasing the number of retail outlets managed or authorized by our distributors by approximately 180 to 220 new outlets in 2011, and providing them with enhanced operational, sales and marketing support, such as sales incentive rebates to renovate stores and improve decor, on-going training and on-site visits, as well as cultivating new distributor relationships to broaden our presence in existing and new markets;

•	leasing or acquiring certain premises at prime locations in our target geographies in China for operation by us or our distributors as flagship stores. We plan to open up to five flagship stores in China by 2012. We believe that flagship stores can help to further promote our brand awareness and image and stimulate sales in adjacent cities and regions; and

•	developing and strengthening our relationships with new and existing department store chains that sell our products.

We also intend to restructure our retail network to put department store chains under the management and supervision of our distributors covering their respective regions and plan to complete such restructuring by the end of 2010. As of the date of this prospectus, 204 new retail outlets have been opened in 2010. The number of new outlets does not include department store concessions placed under the management and supervision of distributors as a result of the restructuring of our authorized retail network.

Expand and Diversify Our Product Offerings

We believe our design philosophy and our brand’s market position as a leading provider of men’s business casual apparel have provided us with a broad range of product opportunities. We plan to continue to capitalize on our brand value and further enhance our overall sales and profit growth through the following initiatives:

•	Continue to refine and expand our existing product lines: we intend to further refine our existing product lines by offering more styles within our current product categories and to introduce additional apparel products, as well as by expanding accessory offerings that are complementary to our product offerings. We intend to continue to outsource the production of all of our accessory products and a portion of our apparel products to contract manufacturers to continue to take advantage of our contract manufacturers’ respective specializations, industry expertise and experience in producing different men’s apparel and accessory products in a cost-effective manner.

•	Develop new product collections: we intend to develop a new sub-brand that focuses on younger customers between the ages of 20 and 30. We recognize this as a large and growing segment with high consumption trends, and we believe the new sub-brand will be a logical extension of our existing business casual product collections.

We believe that these marketing and promotion strategies will help to further strengthen our brand awareness in our target consumer markets and enhance consumer loyalty to our Xiniya brand.

Improve Our Product Standardization and Sales Management Capabilities

In order to further improve the quality of our products and shorten our delivery cycle, we intend to increase our control over the manufacturing process and production cycle of our contract manufacturers, primarily through increasing our own manufacturing capacity and requiring our contract manufacturers to implement stricter and more comprehensive quality control procedures, which cover each stage of the production process, from raw material selection and procurement to finished products packaging and delivery. In addition, we intend to establish a dedicated research and marketing center in Xiamen in order to improve the collection of market data and our ability to adapt to changing market trends. We also plan to upgrade our information systems by incorporating an enterprise resource planning system, or ERP system, throughout our retail network so as to manage sales and logistics more efficiently. See “Use of Proceeds.”

Our Brand and Products

Our Brand

We sell all our products under our Xiniya brand, from which we derive all of our revenues. Our Xiniya brand is therefore critical for our success. Our Xiniya brand has been recognized as a “Fujian Famous Trademark” by the Administration for Industry and Commerce of Fujian Province since August 2005 and as a “Well-Known Trademark of China” by the China Clothing Association since 2006. In 2006, our Xiniya brand was judged to be a “Well-Known Trademark of China” by the Chenzhou Intermediate People’s Court of Hunan Province.

Our Xiniya trademark was registered in 1993 by a garment outsourced manufacturing and processing factory controlled by the family of Mr. Qiming Xu, our founder, chairman and chief executive officer. The trademark was licensed to us in 2005 and then transferred to us in August 2009. Our Xiniya brand is designed to project an image of successful executives and professionals who choose stylish and comfortable attire to suit a lifestyle that integrates business with leisure. We market our brand in part through entertainment celebrities who we believe exemplify and characterize our brand image, and thereby reinforce positive associations with our Xiniya brand. We believe the wide-spread recognition of our brand throughout China, especially in second-and lower-tier cities, has been one of the key factors in our success. Second- and lower-tier cities have achieved substantial economic growth in recent years, primarily due to the PRC government’s favorable policies for the development of smaller cities. As a result, the increasing affluence of households has led to an improvement in living standards. In addition, international men’s apparel brands have not established any significant presence in such cities, and therefore we are faced with less competition in these markets as compared to first-tier cities in China. These favorable market conditions have contributed to our fast growth and the expansion of our business.

Our Products

We currently offer a wide range of men’s leisure and business apparel and accessories that include the following three major types:

•	Business casual—including jackets, pants, shirts, T-shirts, sweaters and overcoats, which accounted for approximately 92.6% and 84.0%, respectively, of our revenues in 2009 and the nine months ended September 30, 2010;

•	Business formal—including suits, business pants and dress shirts, which accounted for approximately 6.3% and 14.5%, respectively, of our revenues in 2009 and the nine months ended September 30, 2010; and

•	Accessories—including ties, bags, belts, shoes and other accessories, which accounted for approximately 1.1% and 1.5%, respectively, of our revenues in 2009 and the nine months ended September 30, 2010.

We focus on our business casual collection, which is intended for leisure enjoyment and travel purposes. Our products feature high quality design, high-tech fabrics and craftsmanship that suit our sophisticated yet casual brand image. Among other products, we have successfully designed, produced and marketed apparel made out of wrinkle-free, static-free and stain-free fabrics, which complement our customers’ business and leisure lifestyle.

Design and Merchandising

We believe one of our key strengths is our internal design and product development team, which designs products that reinforce our brand image. All our products are designed by our internal design and product development team. As of September 30, 2010, our design and product development team comprised more than 20 members, including five senior designers with an average of over ten years of working experience in the fashion industry in China. Our chief designer, Mr. Qiwen Yang, has more than 14 years of experience as a fashion designer and in 2006 was named one of China’s top ten fashion designers by the China Fashion Association. All of the other designers are graduates of professional design schools in China. Each designer is responsible for specific areas of his or her expertise: T-shirts, jackets, shirts, suits, pants, leather products, leisure wear or knitted goods. Our products are designed to be well-fitting, comfortable and exhibit attractive detailing and a unique style.

We take our fashion inspiration from throughout the world, interpreting contemporary ideas for styles, fabrics and colors into customized products and designs to meet the lifestyle needs of our Chinese customers. We also from time to time collaborate with free-lance designers from Europe to obtain their views on current international fashion trends. As Japanese and Korean fashions continue to gain popularity in China, our design and product development team also increasingly attends fashion shows in Japan and Korea to draw design ideas. We introduce new design elements into our product lines in each new season. Because our products are designed according to themes determined by our in-house designers for each season, we are able to offer a range of styles within each season’s line while still maintaining a unified brand image.

Our design and product development team typically begins gathering market intelligence through various media channels and professional fashion information vendors one year or more in advance of the launch of our products. Our designers spend approximately one month per year traveling to major fashion centers, fashion shows and exhibitions both inside and outside China, as well as meeting with suppliers, other fashion designers and end consumers to understand market demand and develop ideas. Afterwards, the design team reconvenes to analyze the information gathered and begins to set product positioning and pricing. The actual design of the specific items of apparel is conducted over the following two to three months, after which samples are manufactured and presented to distributors and customers in the product preview conferences. We typically make minor adjustments based on the feedback received and produce the final products in time for the sales fairs.

We work with our suppliers on an exclusive basis from time to time to jointly develop innovative materials, such as wrinkle-free and water-proof fabrics, which provide functionality that matches the travel and leisure purposes of our apparel. In addition, we work closely with our distributors, managers of major retail outlets and department store chains, especially during our biannual sales fairs and product preview conferences, to receive feedback and market intelligence about local style trends and consumer preferences. Such information helps us to tailor our designs to be more suitable for specific markets. We introduce new design elements into our product lines in each new season. In each of 2007, 2008 and 2009, we introduced over 1,000 new designs to the market.

Production

The total volume of our own production amounted to approximately 880,000, 1,316,000 and 1,346,000 garments in 2007, 2008 and 2009, respectively and approximately 190,000 garments in the nine months ended September 30, 2010. Our manufacturing facility at Jinjiang City, Fujian Province has a gross floor area of approximately 4,469 square meters. In 2009 and the nine months ended September 30, 2010, we produced approximately 26.4% and 4.4%, respectively, of all of our products in terms of unit volume at this facility. As of September 30, 2010, our manufacturing facility comprised of four production lines with an aggregate capacity of producing approximately 192,000 garments per year. The production capacity of our Jinjiang facility decreased substantially in 2010 as we decided to cease the operation of four of our production lines in January 2010 due to our plans to phase out dated manufacturing facilities. We intend to use part of the proceeds from this offering to increase our own production capacity by building new facilities in China.

In 2007, 2008, 2009 and the nine months ended September 30, 2010, we outsourced the production of approximately 61.7%, 65.3%, 76.4% and 98.5%, respectively, of our products in terms of unit volume to PRC-based third party contract manufacturers, respectively. See “Risk Factors — Risks Relating to Our Business and Our Industry — Our operations could be materially adversely affected if we fail to effectively manage our relationships with, or lose the services of, our contract manufacturers.” All of the products produced by our contract manufacturers bear the brand name Xiniya. In 2007, 2008, 2009 and the nine months ended September 30, 2010, we had 46, 38, 47 and 50 contract manufacturers, respectively. Our sourcing strategy is based around the quality fabrics and construction that our customers expect from our Xiniya brand. The costs of our outsourced production amounted to approximately RMB99.9 million, RMB198.6 million, RMB314.3 million ($47.0 million) and RMB357.3 million ($53.4 million) in 2007, 2008, 2009 and the nine months ended September 30, 2010, respectively, accounting for approximately 58.8%, 63.3%, 71.6% and 95.2% of our total cost of sales in the respective periods.

Inventory Management

We recognize that controlling the level of inventory is important to our overall operational efficiency and cost control. Based on the purchase orders our distributors and the department store chains place at our biannual sales fairs, we are able to anticipate the demand for our products in advance and plan ahead for our own manufacturing and the orders we will be required to place with our contract manufacturers. We generally plan purchases of raw materials and place manufacturing orders with our contract manufacturers immediately after each of our two seasonal sales fairs, usually in May for our autumn and winter products and in October for our spring and summer products, where we confirm sales orders with our distributors and department store chains. This enables us and our contract manufacturers to have sufficient time, ranging from two to eight weeks, to produce the products and provide our products suitable for a specific season to our distributors and department store chains on a just-in-time basis so as to minimize our inventory levels.

Quality Control

Product quality control is a critical aspect of our business. Our dedicated quality control team performs various quality inspection and testing procedures, including random sample testing at different stages of our production process, to ensure that our products meet or exceed the expectations of our consumers. We also perform routine product inspections on every batch of our products and sample testing to ensure consistent quality of our products, including semi-finished and finished products.

We have implemented a centralized system for procurement and inspection of raw materials and ancillary components to help ensure a stable and high quality supply. Those materials and components that fail to meet our tests may be returned to the suppliers for replacement. Our quality control team also carries out quality control procedures on the products produced by our contract manufacturers. We conduct on-site inspections of our contract manufacturers before we enter into business relationships with them. We also send our in-house quality control staff on-site to our contract manufacturers to monitor the entire production process. The initial product inspections are performed on-site by our staff before these products are shipped to our headquarters for further inspection and storage in our warehouse. We also provide technical training to contract manufacturers to assist them with quality control of the production processes and inspect pre-production samples and finished products from contract manufacturers. We have not encountered any material disruptions to our business as a result of the failure of any of our contract manufacturers to meet our quality standards.

In order to further improve the quality of our products and shorten our delivery cycle, we intend to increase our control over the manufacturing process and production cycle of our contract manufacturers, primarily by requiring our contract manufacturers to implement stricter and more comprehensive quality control procedures, which cover each stage of the production process, from raw material selection and procurement to finished products packaging and delivery. We also intend to apply more stringent standards for inspecting products manufactured for us by our contract manufacturers.

Our Distribution Network

All of our products are sold to customers in China. We sell a majority of our products to our distributors who then resell our products to retail customers through retail outlets managed or authorized by them. We also sell a significant portion of our products to large department store chains in our target geographies. We believe our business model enables us to achieve growth by leveraging the resources of our distributors and department store chains, as well as their expertise in retail distribution and management and local relationships.

As of September 30, 2010, our products were sold in 21 provinces, five autonomous regions and four municipalities in China, at 63 stores managed by our 26 distributors, 976 stores managed by retailers authorized by our distributors, 181 department store concessions managed by 35 department store chains authorized by our distributors, 145 department store concessions managed by our 24 department store chain clients and one flagship store in Jinjiang City owned and managed by us. We present our products to our distributors, department store chains and managers of major retail outlets at our sales fairs, which are held twice a year, usually in May and October of each year.

Our distributors are primarily responsible for organizing local marketing and promotional campaigns for our products. In order to motivate our distributors to continuously invest in promoting our Xiniya brand, the top 20 performers in terms of total purchase value from us every year are eligible to receive an incentive rebate of a fixed percentage of their respective annual purchases from us. Such rebates are then deducted from the accounts receivable from each of these customers at the end of each year. In the years ended December 31, 2007, 2008 and 2009, we provided rebates to our top 20 distributors in an aggregate amount of RMB9.0 million, RMB14.3 million and RMB18.6 million ($2.8 million), respectively. We accrued RMB21.7 million ($3.2 million) of rebates for sales made by our top 20 distributors during the nine months ended September 30, 2010. The amounts that each distributor receives will be used to partially cover its marketing and business development expenses in relation to local marketing and promotional campaigns, new store launches and new product roll-outs, as well as recruitment of authorized retailers by the distributors.

The map below indicates our market presence in each of the provinces, autonomous regions and municipalities in China where our authorized retail outlets and department store concessions were located as of September 30, 2010.

The following diagram illustrates the relationships among our company, our distributors, department store chains, retail outlets and end consumers as of September 30, 2010:

The table below sets forth the breakdown of our revenues by geographic region for the periods indicated:

	For the Year Ended December 31,							For the Nine Months Ended September 30,
	2007		2008		2009			2009		2010
		% of		% of			% of		% of			% of
	Amount	Revenues	Amount	Revenues	Amount		Revenues	Amount	Revenues	Amount		Revenues
	RMB		RMB		RMB	$		RMB		RMB	$
	(amounts in thousands, except for percentages)

Eastern region(1)	69,124	27.4%	153,348	32.0%	211,348	31,589	31.4%	125,791	30.3%	171,760	25,672	30.4%
Central and southern region(2)	66,600	26.4%	141,221	29.4%	178,924	26,743	26.6%	109,464	26.4%	158,288	23,659	28.0%
Southwestern region(3)	39,567	15.7%	68,325	14.2%	100,468	15,017	14.9%	63,296	15.2%	77,939	11,649	13.8%
Northeastern region(4)	26,861	10.7%	54,362	11.3%	80,430	12,022	12.0%	49,349	11.9%	64,149	9,588	11.3%
Northwestern region(5)	27,496	10.9%	40,948	8.5%	64,282	9,608	9.6%	40,982	9.9%	54,315	8,118	9.6%
Northern region(6)	22,250	8.9%	21,507	4.6%	36,623	5,473	5.4%	26,326	6.3%	39,245	5,866	6.9%

	251,898	100.0%	479,711	100.0%	672,075	100,452	100.0%	415,208	100.0%	565,696	84,552	100.0%

(1)	The eastern region includes Anhui Province, Fujian Province, Jiangsu Province, Jiangxi Province, Shandong Province, Zhejiang Province and Shanghai.

(2)	The central and southern region includes Guangdong Province, Hainan Province, Henan Province, Hubei Province, Hunan Province and Guangxi Zhuang Autonomous Region.

(3)	The southwestern region includes Guizhou Province, Sichuan Province, Yunnan Province, Tibet Autonomous Region and Chongqing.

(4)	The northeastern region includes Heilongjiang Province, Jilin Province and Liaoning Province.

(5)	The northwestern region includes Gansu Province, Shaanxi Province, Ningxia Autonomous Region and Xinjiang Uygur Autonomous Region.

(6)	The northern region includes Hebei Province, Shanxi Province, Inner Mongolian Autonomous Region, Beijing and Tianjin.

Starting from February 2010, we began to restructure our retail network by establishing cooperative relationships between our distributors and department store chains in order to finally make the department store chains act as authorized retailers under the management and supervision of our distributors covering the respective regions. All of the department store chains will eventually purchase our products from our distributors instead of directly from us. We believe such change could eliminate competition within our distribution network and enhance the overall performance of this network as well as our customer management efficiency. Once such restructuring of our distribution network is completed, our reliance on distributors will increase. However, we expect the restructuring to have a positive impact on our revenue growth in the long term by enhancing the overall performance of our sales network. This positive impact could be partially offset by the increase in the total amount of our sales rebates offered as a result of the increased purchase value attributable to the department store chains newly included in the respective jurisdictions of our distributors. Based on the historical revenues generated from sales to the department store chains, the additional rebates would have represented less than 1% of our total revenues, and we expect such impact to continue to be minimal. As of September 30, 2010, 181 department store concessions have become authorized retailers under our distributors. We intend to complete the restructuring of our distribution network by the end of 2010.

Distributors

We enter into distributorship agreements with our distributors that are reviewed and renewed annually. Under these agreements, our distributors are required to pay a deposit to us after the execution of the distributorship agreement and are granted the exclusive right to open and manage or authorize other parties to open Xiniya-branded retail outlets within a certain province or municipality, except for Shandong Province and Fujian Province, where we have two distributors covering different regions within each province. We believe this business model effectively eliminates competition among our distributors. Distributors that sell outside their exclusive regions are subject to penalties, which may include surrendering of profits realized from such unauthorized sales, loss of part or all of the deposit retained by us and the termination of their distributorship agreements with us. Our distributorship agreements prohibit our distributors from selling other men’s apparel brands. Our distributors are also required to maintain uniform standards in respect of store displays, marketing activities and daily operations as set out in our operating guidelines and to provide us a sales report on a weekly basis. The number of our distributors increased from 23 in 2006 to 26 as of September 30, 2010. In 2007, 2008 and 2009 and the nine months ended September 30, 2010, approximately 80.3%, 63.0%, 61.6% and 82.7% of our revenues was generated from sales to our distributors, respectively.

The following table summarizes by region the number of our distributors for the periods indicated:

	As of December 31,			As of September 30,
	2007	2008	2009	2010

Eastern region(1)	7	7	7	7
Central and southern region(2)	5	5	5	5
Southwestern region(3)	4	4	4	4
Northern region(4)	4	4	4	4
Northeastern region(5)	2	2	2	3
Northwestern region(6)	3	3	3	3

Total:	25	25	25	26

(1)	The eastern region includes Anhui Province, Fujian Province, Jiangsu Province, Jiangxi Province, Shandong Province, Zhejiang Province and Shanghai.

(2)	The central and southern region includes Guangdong Province, Hainan Province, Henan Province, Hubei Province, Hunan Province and Guangxi Zhuang Autonomous Region.

(3)	The southwestern region includes Guizhou Province, Sichuan Province, Yunnan Province, Tibet Autonomous Region and Chongqing.

(4)	The northern region includes Hebei Province, Shanxi Province, Inner Mongolian Autonomous Region, Beijing and Tianjin.

(5)	The northeastern region includes Heilongjiang Province, Jilin Province and Liaoning Province.

(6)	The northwestern region includes Gansu Province, Shaanxi Province, Ningxia Autonomous Region and Xinjiang Uygur Autonomous Region.

Under our distributorship agreements, distributors are permitted to sub-contract the management and operation of retail outlets to individual retailers, subject to our approval of the location and renovation plan of the retail outlets. We do not have direct contractual relationships with these authorized retailers and have no direct control over the retail outlets managed by our distributors and authorized retailers. However, we exercise influence over them through the distributorship agreements, our right to approve their locations and renovation plans as well as marketing and promotional activities conducted by us from time to time. In order to provide comprehensive training to our distributors, department store chains and authorized retailers, including with respect to the formulation of business plans, product knowledge, marketing strategy, store displays, discount policies and customer service, we established the Xiniya Sales Management Institute in October 2007 in association with China Marketing Institute, a Chinese academic institute specialized in the research and design of marketing strategies. Through this institute, we provide systematic training to front-line staff to ensure consistency and quality of store management throughout our retail network.

The number of our retail outlets managed or authorized by our distributors increased from 353 in 2006 to 876 in 2009, representing a CAGR of 57.5%, and they currently cover 21 provinces, five autonomous regions and four municipalities in China. The increases in both distributors and authorized retail outlets were primarily due to our successful marketing strategy and the increased popularity of our products. The following table lists by region the number of retail outlets managed by our distributors and authorized retailers for each of the periods indicated.

							As of September 30,
							2010
	As of December 31,							Managed by
	2007		2008		2009			Department
		Managed by		Managed by		Managed by		Store Chains	Managed by
	Managed by	Authorized	Managed by	Authorized	Managed by	Authorized	Managed by	Authorized by	Authorized
	Distributors	Retailers	Distributors	Retailers	Distributors	Retailers	Distributors	Distributors(10)	Retailers

Anhui(1)	—	7	—	8	—	8	—	5	10
Beijing	—	16	1	16	1	16	1	—	17
Chongqing	2	26	3	37	5	42	6	4	50
Fujian(2)	—	44	—	50	1	57	2	—	69
Gansu	—	9	—	10	1	15	1	—	16
Guangdong	—	38	2	45	2	47	2	—	54
Guangxi	5	41	7	45	9	50	10	10	58
Guizhou	—	20	—	24	—	24	—	—	36
Hainan(3)	—	5	—	5		5	—	—	5
Heilongjiang	1	32	2	38	2	47	4	1	53
Hebei	—	13	—	17	—	21	—	2	27
Henan	1	17	3	27	5	38	5	—	45
Hubei	1	26	1	27	1	28	1	20	38
Hunan	1	43	1	53	3	64	3	16	73
Inner Mongolia	—	14	—	17	—	22	—		25
Jiangsu	—	21	—	27	1	28	1	7	42
Jiangxi	—	34	—	35	—	36	—	3	39
Jilin(4)	—	7	—	8	—	9	—	4	10
Liaoning	—	32	1	40	1	43	9	18	39
Ningxia(5)	—	—	—	—	—	2	—	—	2
Shaanxi	—	30	—	30	—	31	—	14	37
Shandong(6)	1	24	2	24	2	26	2	16	37
Shanghai(7)	—	—	—	—	—	—	—	—	2
Shanxi	—	14	—	15	—	18	1	—	20
Sichuan	—	16	—	17	—	19	—	—	21
Tianjin(8)	—	—	—	—	—	2	—	—	5
Tibet(9)	—	1	—	1	—	1	—	—	1

							As of September 30,
							2010
	As of December 31,							Managed by
	2007		2008		2009			Department
		Managed by		Managed by		Managed by		Store Chains	Managed by
	Managed by	Authorized	Managed by	Authorized	Managed by	Authorized	Managed by	Authorized by	Authorized
	Distributors	Retailers	Distributors	Retailers	Distributors	Retailers	Distributors	Distributors(10)	Retailers

Xinjiang	3	27	5	32	9	40	10	7	47
Yunnan	—	24	—	29	1	34	1	12	37
Zhejiang	2	27	2	43	5	54	4	42	61

Total	17	608	30	720	49	827	63	181	976

(1)	We currently do not have a distributor covering Anhui Province. Our retail outlets located in Anhui Province are authorized and supervised by our distributor for Zhejiang Province.

(2)	We currently have two distributors in Fujian Province covering different regions within Fujian Province.

(3)	We currently do not have a distributor covering Hainan Province. Our retail outlets located in Hainan Province are authorized and supervised by our distributor for Guangdong Province.

(4)	We currently do not have a distributor covering Jilin Province. Our retail outlets located in Jilin Province are authorized and supervised by our distributor for Liaoning Province.

(5)	We currently do not have a distributor covering Ningxia Autonomous Region. Our retail outlets located in Ningxia Autonomous Region are authorized and supervised by our distributor for Gansu Province.

(6)	We currently have two distributors in Shandong Province covering different regions within Shandong Province.

(7)	We currently do not have a distributor covering Shanghai. Our retail outlets located in Shanghai are authorized and supervised by our distributor for Zhejiang Province.

(8)	We currently do not have a distributor covering Tianjin. Our retail outlets located in Tianjin are authorized and supervised by our distributor for Beijing.

(9)	We currently do not have a distributor covering Tibet Autonomous Region. Our retail outlet located in Tibet Autonomous Region is authorized and supervised by our distributor for Sichuan Province.

(10)	We commenced restructuring of our authorized retail outlet network to transfer the department store chains as authorized retailers under the management and supervision of our distributors in 2010.

We have a stable relationship with our distributors and most of our distributors or their predecessors or affiliates have had a business relationship with us since the establishment of our retail network in 2006. We select our distributors based on an extensive screening process, including the following criteria: experience in the men’s apparel industry and in retail sales, sales channels, local networks and business resources, management capabilities, long-term growth vision, warehousing facilities, financial condition, creditworthiness, brand promotion capabilities and ability to help us implement our broader business strategies.

In order to motivate our distributors to comply with our operational and marketing policies and to preserve our ability to remove and replace distributors with unsatisfactory performance from our retail network in a timely manner, our distributorship agreements with each of our distributors are typically only for a one-year term. At the end of the term we review and evaluate each distributor and decide whether to renew a distributorship agreement, which may include new or modified terms. Such approach is consistent with the general practice in the men’s apparel industry in China. Due to our careful selection of distributors and close cooperation with them, there has been no turnover of distributors within our retail network since its establishment in 2006.

Our distributorship agreements generally include the following terms:

•	Product exclusivity: our distributors are required to sell only our products at Xiniya-branded retail outlets managed by them or authorized retailers.

•	Geographic exclusivity: each distributor is only authorized to sell our products within an exclusively defined geographical region.

•	Undertaking: our distributors undertake to comply with our pricing and discount policies, follow our uniform store design and display standards and refrain from selling other branded men’s apparel products and counterfeit products.

•	Minimum purchase requirement and deposit: each of our distributors is expected to purchase a minimum amount of our products each year, which, for example, ranges from RMB7.0 million to RMB33.0 million in 2010, as specified in the respective distributorship agreements and pay a deposit to us that is refundable, provided that such distributor does not materially violate its distributorship agreement with us. If a distributor fails to meet the minimum purchase amount, we have the right to terminate its distributorship agreement and withhold part or all of the deposit as a penalty.

•	Payment, credit terms and delivery: we will deliver the products to our distributors upon receiving payment from them. We typically require our distributors to make payments for the purchase of our products in installments on a monthly basis with the full payment required to be made within three months of the delivery of the products. We may, however, extend credit to our distributors in certain circumstances. For example, due to the financial crisis and economic downturn in 2008, we extended the credit period for our distributors. We make the delivery arrangements, but the distributors bear the costs of delivery and insurance.

•	Pricing: we agree to sell our products to our distributors at a uniform price across all distributors.

•	Return of products: we will only accept product returns from distributors for quality reasons and only if the distributors followed our standard procedures in processing the returned products.

•	Authorized retailers: distributors are permitted to sub-contract the operation of retail outlets to third parties, subject to our approval of the location and renovation plan. Distributors must instruct their third party retailers to comply with the relevant requirements for the retail outlets for our products included in the distributorship agreements and our pricing and discount policies, follow our uniform store design and display standards and refrain from selling counterfeit products. In addition, the third party authorized retailers are generally prohibited by our distributors from selling other branded men’s apparel products.

•	Termination: we have the right to terminate the agreements if the distributors fail to comply with certain provisions of the distributorship agreements, including but not limited to failure or delay in paying the deposit, sale by the distributors of counterfeit products and sales of goods outside of their designated region. Our distributors do not have termination rights under the distributorship agreements.

Sales generated by our five best-performing distributors accounted for approximately 30.4%, 24.3% and 19.7% of our revenues in the years ended December 31, 2007, 2008 and 2009, respectively, and for approximately 31.2% of our revenues for the nine months ended September 30, 2010. However, the best-performing distributors varied from period to period and their respective percentages of contribution to our revenues fluctuated significantly in each of the above periods. Although we rely on distributors for the sales and marketing of our products, we believe our business is not substantially dependent on any individual distributor.

Department store chains

In 2006, we began to sell our products to large department store chains in our target geographies, including second- and lower-tier cities in certain provinces. We believe the sales of our products at these department stores in larger cities have enhanced the recognition of our Xiniya brand among consumers and helped to promote the sales of our products in retail outlets located in smaller cities. These department store chains designate an area in their stores to exclusively sell our products to consumers. We believe our cooperation with such large department store chains helps enhance our brand and profile to the public. Revenues generated from the sales of our products to department store chains have increased from RMB47.3 million in 2007 to RMB253.7 million in 2009, representing a CAGR of 131.6%.

The following table lists by region the number of department store concessions in which our products were sold for the periods indicated:

	As of December 31,			As of September 30,
	2007	2008	2009	2010

Anhui	8	13	18	13
Beijing	—	—	—	—
Chongqing	7	21	22	21
Fujian	—	—	—	—
Gansu	—	—	—	—
Guangdong	—	—	—	—
Guangxi	5	18	22	14
Guizhou	—	—	—	—
Hainan	—	—	—	—
Heilongjiang	4	8	8	6
Hebei	1	1	2	—
Henan	1	4	6	6
Hubei	11	27	32	18
Hunan	5	15	27	13
Inner Mongolia	—	—	—	—
Jiangsu	5	17	18	12
Jiangxi	1	3	3	—
Jilin	4	7	8	6
Liaoning	17	21	22	5
Shaanxi	5	12	14	—
Shandong	6	19	20	6
Shanghai	—	—	—	—
Shanxi	—	—	—	—
Sichuan	—	—	—	—
Tianjin	—	—	—	—
Tibet	—	—	—	—
Xinjiang	3	7	7	—
Yunnan	1	10	12	—
Zhejiang	18	54	63	25

Total	102	257	304	145

(1)	The decrease in the number of department store concessions from 304 as of December 31, 2009 to 145 as of September 30, 2010 is primarily due to the transfer of 181 department store concessions under the management and supervision of our distributors, offset in part by 22 newly added department store concessions.

We typically enter into agreements with each of the department store chains for a one-year term and renew the wholesale agreements with them before the expiration of the agreements. The agreements generally contain the following terms:

•	Geographic coverage: each department store chain is authorized to sell our products within the geographical regions where such department store chain has operations.

•	Undertaking: the department store chains undertake to comply with our marketing policies and refrain from selling counterfeit products.

•	Payment and credit terms: department store chains should pay us within three months after receiving our products.

•	Return of products: we will only accept product returns from a department store chain if such department store chain has followed our standard procedures in processing the returned products.

We select department store chains based on their business scale, network coverage, financial condition, creditworthiness and reputation. Department store chains are also required to follow our guidelines regarding store image for the retail concessions of our products. We conduct on-site visits to each of the department store concessions to check the sales of our products in a specific area and to provide training to the retail sales personnel at each location. Department store representatives are also invited to our sales fairs, where they review our designs for the next season and place purchase orders with us.

In the years ended December 31, 2007, 2008 and 2009, and the nine months ended September 30, 2010, approximately 18.8%, 36.4%, 37.7% and 16.9% of our revenues was generated from the sales to department store chains, respectively. Sales generated by the five best-performing department store chains accounted for approximately 3.3%, 5.8%, 6.4% and 3.6% of our revenues in the years ended December 31, 2007, 2008 and 2009, and the nine months ended September 30, 2010, respectively.

Management and growth control of our authorized retail network

Effective management and controlled growth of our authorized retail network is a critical element to our success. Our sales team, comprising 37 dedicated members, is primarily responsible for approaching potential distributors and department store chains, obtaining sales orders from them, assisting our distributors to expand the coverage of their distribution network, as well as overseeing our entire authorized retail network, including distributors, department store chains, authorized retailers and all retail outlets owned and managed by third parties. We conduct unscheduled on-site inspections to randomly selected authorized retail outlets to ensure that our distributors comply with the terms in the distributorship agreements and the authorized retail outlets follow our uniform store design, layout and operational policies. Our sales representatives are also responsible for assisting authorized retailers in carrying out marketing activities at their authorized retail outlets. While we do not have direct contractual relationships with the operators of retail outlets authorized by our distributors, our distributors enter into separate agreements with these retail outlet operators and require them to comply with our standard operating procedures, including design and layout of retail outlets, product exclusivity, pricing policies and customer service.

Expansion plans of our authorized retail network

As of the date of this prospectus, 204 new retail outlets have been opened in 2010. The number of new outlets does not include department store concessions placed under the management and supervision of distributors as a result of the restructuring of our authorized retail network. We plan to increase the number of retail outlets managed or authorized by our distributors by approximately 180 to 220 new outlets in 2011. The planned increase in the number of retail outlets is based on the individual expansion plans we formulated for each distributor. In addition, as an important part of our development strategy, we plan to open up to five new flagship stores in selected major cities in China by 2012. We believe a flagship store in a prime business district of a major city would showcase our complete line of products, attract consumer attention and promote our brand image. The flagship stores will be designed and fitted out by us and managed either by us or by our distributors.

Pricing Policy

We sell our products to our distributors and department store chains at uniform discounts from our suggested retail prices. We have a suggested retail price policy that applies to all our distributors, department store chains and authorized retailers to help maintain brand image, ensure consistent pricing levels from region to region and prevent price competition among our distributors, department store chains and authorized retailers. In determining our pricing strategies, we take into account market supply and demand, production cost and the prices of our competitors’ similar products. Our sales representatives collect and record the retail prices of our products sold by our retailers. We analyze the information collected and engage in discussions with our distributors and department store chains to ensure that they follow our pricing policy. See “—Our Distribution Network.”

Marketing and Advertising

We have conducted multi-channel marketing campaigns to advertise our products to our target customers through television commercials, advertising on indoor video displays, newspapers, magazines, the Internet, public transportation and billboards, strategically selecting suitable celebrities as our brand spokespersons, and organizing regular and frequent in-store marketing activities and road shows.

Since October 2007, we have engaged Jacky Cheung, one of the most well-known pop singers in China, as our brand spokesperson. We have featured Jacky Cheung in a series of nationwide promotional activities, such as advertisements on popular television channels in China and on billboards at our retail outlets. We believe Jacky Cheung embodies the successful and stylish gentleman our brand represents and his image resonates well with our target consumers, who are male working professionals between the ages of 25 to 45, many of whom are also part of his fan base. Our engagement with Jacky Cheung will expire in February 2011. We plan to negotiate with Jacky Cheung to extend his term as our brand spokesperson and to expand the scope of our cooperation with him by the time our current engagement with him expires.

We also strategically select various other forms of advertising for our products. We primarily promote our brand image through billboards and television advertising, including advertisements during selected television programs on popular television channels in China. To expand our market presence, we also promote our brand through advertisements in fashion magazines, newspapers, indoor video displays, Internet portals and other media. To maintain a consistent brand image, we internally design all our billboard advertisements.

We have implemented strict requirements on our authorized retail outlets with respect to the display and promotion of our products to ensure consistent branding and enhance marketing results. Our distributors and department store chains are required to ensure that our marketing strategies are implemented at the retail outlets managed or authorized by them, including displaying our products according to our specifications and using our billboard advertisements. We also assign sales representatives to monitor the in-store displays of our products at various retail outlets on a regular basis to help ensure that our retailers have followed our product display policies.

We also market our products through our consumer loyalty program managed by our distributors. Any consumer can receive a free membership card if the purchase of our products reaches a threshold amount, which amount is determined by each distributor managing such program and varies from region to region in China. Each time they purchase our products, consumers can accumulate points and receive certain discounts pursuant to the policies set by the distributor that issues the membership card. The program is aimed at encouraging repeat transactions by our consumers and is an important element of our consumer retention program.

In the years ended December 31, 2007, 2008 and 2009 and the nine months ended September 30, 2010, our total advertising and promotional expenses amounted to approximately RMB7.4 million, RMB11.4 million,

RMB4.5 million and RMB2.8 million, respectively, which accounted for approximately 2.9%, 2.4%, 0.7% and 0.5% of our revenues in the respective periods.

Raw Materials

The principal raw materials used in our products are fabrics such as cotton, wool, polyester and blended fabrics and accessories, such as zippers and buttons. We obtain all of these materials from domestic suppliers in China. Many of our raw material suppliers are located in Jinjiang City, near our production facility, which allows us to minimize transportation costs. We generally enter into supply agreements with each of our suppliers for a one-year term. Many of our suppliers develop new designs and fabrics together with us and also from time to time allow us to enjoy exclusive access to certain fabrics they design specifically for us. In 2007, 2008 and 2009, we had 48, 42 and 39 raw material suppliers, respectively. We have developed stable relationships with many of our suppliers and have not experienced any material disruptions to our business as a result of a shortage of raw materials since 2006.

Intellectual Property Rights

We have more than 30 registered trademarks in China and one registered trademark in Hong Kong. We have registered our primary domain name www.xiniya.com. Shishi Xiniya transferred the Xiniya trademark and the related trademarks to us in two transactions in August 2008 and March 2009, which were approved by the relevant government authority in July and August 2009, respectively. See “Related Party Transactions.” We believe our trademarks have significant value and we intend to continue to vigorously protect them against infringement.

In April 2006, Shishi Xiniya brought a trademark infringement claim against a third party for intellectual property rights infringement for registering an Internet domain name similar to the one owned by Shishi Xiniya. The defendant was ordered by the court to, among other actions, cease using and de-register the infringing domain name. As part of the judgment, the court also judged the Xiniya trademark to be a “Well-Known Trademark” in China according to the “Interpretations of the Supreme Court regarding Several Issues on the Application of Laws in the Trial of Civil Disputes Involving Internet Domain Names” issued by the Supreme Court of the PRC in 2001.

Except as disclosed above, we have not been involved in any material intellectual property rights infringement claims or litigation.

Competition

The men’s retail apparel industry is highly competitive in China. We compete primarily with domestic men’s apparel brands. We believe the principal bases upon which we compete are quality, design, the breadth of our retail network, customer service and price. We believe that our primary competitive advantages are consumer recognition of our brand name and our presence in many second- and lower-tier cities in China. Our major competitors include, among others, Lilanz, Septwolves and K-Boxing. We believe the intense competition in China’s men’s apparel industry will continue in the future. See “Risk Factors—Risks Relating to Our Business and Our Industry—We operate in a very competitive market and the intense competition we face may result in a decline in our market share and lower profit margins.”

Environmental Matters

Our manufacturing facilities are subject to various pollution control regulations with respect to noise and air pollution and the disposal of waste and hazardous materials. We are also subject to periodic inspections by local environmental protection authorities. We believe that we have obtained all requisite environmental permits and approvals to conduct our business, except for the pollutant discharge permit, which we have applied for and expect to receive by the end of 2010.

Employees

We had 670, 734 and 701 employees as of December 31, 2007, 2008 and 2009, respectively. As of September 30, 2010, we had 307 employees. The following table sets forth by function the number of our employees as of September 30, 2010:

As of September 30,
Functions	2010

Sales & Marketing	48
Production	198
Product Development	26
Administration	35

Total	307

Our number of employees decreased significantly in 2010 as we ceased operation of four of our production lines at our manufacturing facility in Jinjiang in January 2010 due to our plans to phase out dated manufacturing facilities.

We offer our employees competitive compensation packages and various training programs, and as a result we have been able to attract and retain qualified personnel.

As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including pension, medical, unemployment, work-related injuries and maternity benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. However, the relevant laws and regulations are not enforced in a consistent manner across China, particularly in relation to migrant workers who historically have not been granted the same level of benefits and protections as urban workers. As a large number of our employees are migrant workers, Fujian Xiniya did not establish a mechanism to make regular contributions to the social insurance schemes in accordance with applicable laws and regulations. The Labor and Social Securities Bureau of Jinjiang City confirmed that it would not impose penalties on us for failing to make such contributions in the past. See “Risk Factors—Risks Relating to Our Business and Our Industry—We may be requested to make up any unpaid contribution to the social security insurance schemes and we and our responsible officers may be subject to a late charge and other penalties.”

Insurance

A substantial portion of our products are manufactured by our contract manufacturers. In addition, we do not own most of the retail outlets of our products and we have implemented a series of measures to minimize our inventory. As a result, our management has determined that the limited nature of any potential losses caused by any accident or incident do not warrant the purchase of property insurance. In line with the general practice of our industry in China, we do not maintain business interruption insurance, product liability insurance or key-man life insurance with respect to our executive officers.

Legal and Administrative Proceedings

We are not currently involved in any disputes or legal proceedings that, individually or in the aggregate, are expected to have a potential material adverse effect on our business, results of operations or financial condition and we are not aware of any pending or threatened litigation, arbitration or administrative proceedings against us that could have such an effect.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers upon completion of this offering.

Name	Age	Position/ Title

Qiming Xu	41	Chairman and Chief Executive Officer
Kangkai Zeng	35	Director and Chief Operating Officer
Kim Yoke Ng	56	Independent Director Appointee*
Bin Yang	48	Independent Director Appointee*
Peter M. McGrath	59	Independent Director Appointee*
Mingjiang Liu	37	Deputy General Manager and Sales and Marketing Director
Chee Jiong Ng	40	Chief Financial Officer
Qiwen Yang	36	Chief Designer
Qifa Zhang	43	Chief Production Officer

*	Ms. Kim Yoke Ng, Professor Bin Yang and Mr. Peter M. McGrath have accepted our appointment to be our independent directors effective upon the completion of this offering.

Mr. Qiming Xu, age 41, is the founder, chairman of our board of directors and chief executive officer of our company. Mr. Xu has approximately 23 years of experience in China’s men’s apparel industry. He began to manage his family’s garment business in 1987 and has engaged in the wholesale men’s apparel business since 1993. From February 1993 to December 2005, Mr. Xu served as general manager and executive director of Shishi Xiniya and was responsible for its overall business development, strategic planning and corporate management. Mr. Xu is also a standing director of the Quanzhou Textile and Garment Chamber of Commerce and a standing director of the Shishi City Hubin District Chamber of Commerce. Mr. Xu completed a diploma program for chief executive officers of enterprises in Senior Business Management at the School of Continuing Education, Tsinghua University. Mr. Xu is a cousin of Mr. Kangkai Zeng.

Mr. Kangkai Zeng, age 35, is our director and chief operating officer. Mr. Zeng is also a director of Fujian Xiniya. He has been with our company since August 1995 and has worked with Mr. Xu in the men’s apparel industry for more than 14 years. His responsibilities include overall business development, strategic planning and corporate management. From July 2000 to October 2005, Mr. Zeng served as deputy general manager and general manager of Shishi Xiniya and was responsible for the company’s business development and internal corporate management. He completed a diploma program in Advanced Business Management at the School of Continuing Education, Tsinghua University. Mr. Zeng is a cousin of Mr. Qiming Xu.

Ms. Kim Yoke Ng will serve as an independent director upon the completion of this offering. From 2001 to June 30, 2010, Ms. Ng was the managing partner of the Tianjin Branch of PricewaterhouseCoopers (“PwC”). Prior to 2001, Ms. Ng worked more than 30 years in PwC’s Malaysia, Hong Kong and Beijing offices, serving as the lead partner covering the technology, communications, entertainment and media sectors and the lead partner of PwC’s North China Corporate Financing and M&A Group. Ms. Ng also served as a member of the board of directors and the management board of PwC China and as a member of the Greater China Partner Management Committee of PwC. She has extensive experience in finance and accounting, and has advised many Chinese state-owned enterprises on their initial public offerings in mainland China, Hong Kong, the United States, Canada and Singapore. Ms. Ng completed a program in accounting leading to membership in the Malaysian Institute of Accountants and the Malaysian Association of Certified Public Accountants.

Professor Bin Yang will serve as an independent director upon the completion of this offering. Professor Yang has served as the president of the University of Minjiang in Fujian Province, China since August 2002. Prior to joining the University of Minjiang, Professor Yang held various administrative positions at Xiamen University from 1991 to 2002, including deputy provost of the university, dean of the Oujiang college and the Jinjiang college, and deputy dean of the department of finance and banking. Professor Yang has been qualified as a supervisor for doctoral degree candidates since 1996. He was conferred full professorship at Xiamen University in 1993. Professor Yang is a member of the International Fiscal Association and is currently appointed as a councilor or consultant for various organizations and governmental agencies, including the China Taxation Association, the China Institute of International Taxation and the People’s Government of Fujian Province. He is also a member of the tenth and the eleventh People’s Congress of Fujian Province. Professor Yang received a bachelor’s degree, master’s degree in Economics, and Ph.D. in Economics, all from Xiamen University.

Mr. Peter M. McGrath will serve as an independent director upon the completion of this offering. Mr. McGrath has served as the executive vice president and director of product development and sourcing for J.C. Penney Company, Inc. since 2005. He joined J.C. Penney in 1973 and held various positions, including senior vice president and director of product development and sourcing from 2001 to 2005, vice president and director of quality and sourcing from 1997 to 2001, divisional vice president and director of product development in children’s division from 1992 to 1997, and merchandise manager of men’s sportswear from 1990 to 1992. Mr. McGrath has over 25 years of experience in China trade and currently serves as chairman of the U.S. Association of Importers of Textile and Apparel. Mr. McGrath is also a member of the executive board for the U.S. Department of Agriculture Cotton Board and the chairman of the National Retail Federation. Mr. McGrath received his bachelor’s degree in English Literature from the University of Dayton.

Mr. Mingjiang Liu, age 37, is the deputy general manager and sales and marketing director for our company. Mr. Liu has more than 15 years of experience in garment marketing management. He was appointed as our deputy general manager in 2006 and his responsibilities include management of daily marketing affairs, formulation and supervision of the implementation of the annual sales plan and annual sales expenses, brand promotion, market development and market maintenance. From 2004 to 2006, Mr. Liu served as marketing manager of Fujian Tries Group Co., Ltd. and from 1995 to 2004, he worked as the general manager of the Beijing Branch of Fujian Tries Group Co., Ltd. Mr. Liu attended the incentive mechanism training program of Chen Anzhi International Training Institute in 2005 and the performance management training program of U-Progress International Education Group in 2004. Mr. Liu received a bachelor’s degree in Marketing from Zhejiang Gongshang University.

Mr. Chee Jiong Ng, age 40, joined our company as our chief financial officer in June 2010. Mr. Ng has 15 years of experience in the finance sector and has served in various management roles at several companies before joining our company. He is primarily responsible for overall financial management of our company. Before joining our company, Mr. Ng was a financial consultant in Beijing UGO Ltd. From June 2006 to August 2009, Mr. Ng served as a senior manager in PricewaterhouseCoopers Beijing. From July 2005 to May 2006, Mr. Ng worked at AIR-SYS Refrigeration Engineering Technology (Beijing) Co., Ltd. as financial controller. From November 1995 to June 2005, Mr. Ng worked at PricewaterhouseCoopers Singapore and held several positions, including senior manager. Mr. Ng has been qualified as a Certified Public Accountant of the Australian Society of Certified Public Accountants since 1999. Mr. Ng received his bachelor’s degree in Economics from the University of Sydney, Australia and his master’s degree in Commerce from the University of New South Wales, Australia.

Mr. Qiwen Yang (also known as Zi Yang), age 36, is the chief designer of our company. Mr. Yang was named one of China’s top ten fashion designers by the China Fashion Association in 2006, and he is also a member of the Chinese Arts Council and a director of the Asia Fashion Federation. He has been our chief designer since October 2006 and his responsibilities include annual product research and development planning. From 2005 to September 2006, he was the design supervisor at Fujian Tries Group Co., Ltd. and from 2004 to 2005, he served as chief designer at Dancing with Wolves (Quanzhou) Garments Co., Ltd.

Mr. Yang studied at the Tianjin College of Textile Engineering and received a bachelor’s degree in Garment Design in 1995.

Mr. Qifa Zhang, age 43, is the chief production officer of our company. Mr. Zhang has 20 years of experience in garment production management. He has served in this position since January 2006. From 2003 to 2005, Mr. Zhang worked at Shishi Xiniya as chief production officer. From 2000 to 2003, he worked at Fujian Zuo’an Garment Co., Ltd. as chief production officer. From 1990 to 1999, Mr. Zhang worked at Fujian Dayongri Garment Co., Ltd. as plant director. Mr. Zhang studied at Putian Junior College, majoring in Civil Engineering.

The business address of each of our directors and executive officers is c/o China Xiniya Fashion Limited, Xiniya Industry Mansion, Xintang Development Area, Jinjiang, Fujian Province 362200, People’s Republic of China.

Board of Directors

Our board of directors currently consists of two directors. Three additional independent directors will join the board upon the completion of this offering. We will have a majority of independent directors serving on our board of directors upon the completion of this offering.

Terms of Directors and Executive Officers

Our directors are not subject to a term of office and will hold office until such times as they resign or are removed from office by ordinary resolutions or as otherwise described below. Mr. Xu has served as our director since June 24, 2010. Mr. Zeng has served as our director since October 15, 2010. Any director can be removed from office by ordinary resolution. A director will be removed from office automatically if, among other things, the director becomes bankrupt or has become of unsound mind. Our officers are appointed by and serve at the discretion of our board of directors.

Committees of the Board of Directors

Our board of directors will establish an audit committee, a compensation committee and a nominating and corporate governance committee upon the completion of this offering.

Audit Committee

Our audit committee will consist of Ms. Kim Yoke Ng, Professor Bin Yang and Mr. Peter M. McGrath and will be chaired by Ms. Ng, a director with accounting and financial management expertise as required by the relevant rules of the New York Stock Exchange, or the NYSE Rules. Each of Ms. Ng, Professor Yang and Mr. McGrath satisfies the “independence” requirements of the NYSE Rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	appointing our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

•	reviewing with our independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions;

•	discussing the annual audited financial statements with management and our independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of our current material weaknesses in internal control;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately and periodically with management and our internal and independent auditors; and

•	reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee will consist of Ms. Kim Yoke Ng, Professor Bin Yang and Mr. Peter M. McGrath, all of whom satisfy the “independence” requirements of the NYSE Rules. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	approving and overseeing the compensation package for our executive officers;

•	reviewing and making recommendations to the board with respect to the compensation of our directors;

•	reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives and setting the compensation level of our chief executive officer based on this evaluation; and

•	reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will consist of Ms. Kim Yoke Ng, Professor Bin Yang and Mr. Peter M. McGrath, all of whom satisfy the “independence” requirements of the NYSE Rules. The nominating and corporate governance committee will assist the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•	identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

•	reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	identifying and recommending to the board the directors to serve as members of the board’s committees;

•	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Interested Transactions

A director may vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter, unless he or she is disqualified to vote by the chairman of the relevant board meeting.

Remuneration and Borrowing

The directors may determine remuneration to be paid to the directors. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. The directors may exercise all the powers of our company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt obligations of our company or of any third party.

Qualification

There is no shareholding qualification for directors.

Employment Agreements

We have entered into employment agreements with all of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate his or her employment for cause at any time for certain acts of such executive officer, including but not limited to a conviction of a felony, or any gross negligence by the executive officer in connection with the performance of his or her duties that have resulted in material and demonstrable financial harm to us. Upon termination for cause, the executive officer is entitled to the base salary only. We may terminate the employment agreement at any time without cause and upon termination without cause, the employee is generally entitled to a severance payment. An executive officer may resign from our company, in which case such executive officer is generally entitled to his or her base salary only.

Each executive officer has agreed to hold, both during and subsequent to the terms of his or her agreement, in confidence and not to use, except in pursuance of his or her duties in connection with the employment, any of our confidential information, technological secrets, commercial secrets and know-how. Our executive officers have also agreed to disclose to us all inventions, designs and techniques resulted from work performed by them, and to assign us all right, title and interest of such inventions, designs and techniques.

Compensation of Directors and Executive Officers

Our directors and executive officers receive compensation in the form of annual salaries and bonuses. While we do not have a specific bonus plan setting the calculation of our annual bonuses, each director and executive officer is entitled to receive an annual discretionary bonus based upon his or her performance of such amount as shall be determined by the board of directors. In addition, we make statutory contributions to a number of social insurance schemes for our executive officers.

Mr. Qiming Xu, our controlling shareholder and chairman, has agreed to grant to each of Mr. Kangkai Zeng, Mr. Chee Jiong Ng, Mr. Qiwen Yang and Ms. Meiting Cai certain of our ordinary shares held by him according to a pre-determined schedule of grants. The grant to each of these executive officers represents less than 1% of our outstanding ordinary shares.

In 2009, the aggregate cash compensation we paid to our executive officers, including all the directors, was approximately RMB694,000 ($103,729), and the total social insurance contributions made for our executive officers were approximately RMB43,000 ($6,427). Except as disclosed above, no other compensation or benefits in kind were paid or granted to our executive officers in 2009.

2010 Equity Incentive Plan

We have adopted an equity incentive plan effective upon the completion of this offering. Our 2010 equity incentive plan will provide for the grant of options, share appreciation rights, restricted shares, restricted share units, and other share-based awards. The maximum aggregate number of our ordinary shares that may be issued under the 2010 equity incentive plan is 23,200,000. The purpose of the plan is to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business. Our board of directors believes that our company’s long-term success is dependent upon our ability to attract and retain superior individuals who, by virtue of their ability, experience and qualifications, make important contributions to our business.

Options.  The exercise price of incentive stock options must be at least equal to the fair market value of our ordinary shares on the date of grant except pursuant to a transaction under Section 424(a) of the Internal Revenue Code. However, the exercise price of all other options may be as determined by the administrator. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding shares as of the grant date, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator of our 2010 equity incentive plan determines the term of all other options. After termination of an employee, director or consultant, he or she may exercise his or her options for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for twelve months. In all other cases, the option will generally remain exercisable for three months.

Restricted shares.  Restricted share awards are ordinary shares that vest in accordance with terms and conditions established by the administrator and set forth in an award agreement. The administrator will determine the number of restricted shares granted to any employee and may impose whatever conditions to vesting it determines to be appropriate.

Share appreciation rights.  Share appreciation rights allow the recipient to receive the appreciation in the fair market value of our ordinary shares between the date of grant and the exercise date. The exercise price of share appreciation rights granted under our plan may be as determined by the administrator. Share appreciation rights expire under the same rules that apply to options on the date as determined by the administrator.

Performance units and performance shares.  Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and the value of performance units and performance shares to be paid out to participants.

Restricted share units.  Restricted share units are similar to awards of restricted shares, and are typically settled when the award vests or at some later date if the date of settlement is deferred. Restricted share units may consist of restricted shares, performance shares or performance unit awards, and the administrator may set forth restrictions based on the achievement of specific performance goals.

Amendment and termination.  Our 2010 equity incentive plan will automatically terminate in 2020, unless we terminate it sooner. Our board of directors has the authority to amend, alter, suspend or terminate the plan provided such action does not impair the rights of any participant with respect to any outstanding awards.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13(d)(3) of the Exchange Act, of our ordinary shares, as of the date of this prospectus, and as adjusted to reflect the sale of our ADSs by us in this offering if the underwriters do not exercise their overallotment option:

	Ordinary Shares		Ordinary Shares Beneficially
	Beneficially Owned Prior		Owned After This
	to This Offering(1)(2)		Offering(1)(2)(3)(4)
	Number	%	Number	%

Directors and Executive Officers
Qiming Xu(5)	134,000,000	67.0	133,884,000	57.7
Kangkai Zeng(6)	116,000	0.1	116,000	0.1
Mingjiang Liu	—	—	—	—
Chee Jiong Ng	—	—	—	—
Qiwen Yang	—	—	—	—
Qifa Zhang	—	—	—	—
All directors and executive officers as a group	134,000,000	67.0	134,000,000	57.8
Principal Shareholders
Tung Kwo Li(7)	12,000,000	6.0	12,000,000	5.2
Rongjia Investment Limited(8)	10,000,000	5.0	10,000,000	4.3
Lun Kai Tung(9)	9,000,000	4.5	9,000,000	3.9
Xiaolong Shi(10)	9,000,000	4.5	9,000,000	3.9

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the ordinary shares. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days.

(2)	Percentage of beneficial ownership of each listed person prior to the offering is based on 200,000,000 ordinary shares outstanding as of the date of this prospectus. Percentage of beneficial ownership of each listed person after the offering is based on 232,000,000 ordinary shares outstanding immediately after the closing of this offering.

(3)	Assumes no exercise of the underwriters’ overallotment option and no other change to the number of ADSs offered by us as set forth on the cover page of this prospectus.

(4)	If the underwriters exercise their overallotment option in full, Mr. Tung Kwo Li, Mr. Lun Kai Tung and Mr. Xiaolong Shi will each sell an additional 1,920,000, 1,440,000 and 1,440,000 ordinary shares represented by ADSs, respectively, in this offering, and they will beneficially own 10,080,000, 7,560,000 and 7,560,000 of our outstanding ordinary shares, respectively, after this offering. If the underwriters exercise their overallotment option in part, each of the selling shareholders will sell the overallotment shares on a pro rata basis. Each selling shareholder named above acquired his shares in offerings that were exempted from registration under the Securities Act because they involved offshore sales to non-U.S. persons.

(5)	Consists of 134,000,000 shares held by Qiming Investment Limited, a British Virgin Islands Company. Mr. Qiming Xu is the sole director of Qiming Investment Limited.

(6)	Consists of 116,000 shares to be granted by Mr. Qiming Xu upon the completion of this offering.

(7)	Mr. Tung Kwo Li is a resident of Hong Kong and the address of Mr. Tung Kwo Li is Room 3607, Tower One, Lippo Centre, 89 Queensway, Hong Kong.

(8)	Rongjia Investment Limited is a British Virgin Islands Company. Its address is Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. Ms. Meirong Xu is the sole director of Rongjia Investment Limited. Ms. Meirong Xu is a resident and citizen of the PRC and the sister of Mr. Qiming Xu, our founder, chairman and chief executive officer.

(9)	Mr. Lun Kai Tung is a resident of Hong Kong and the address of Mr. Tung is Flat E, 24/F, Block 5, Provident Centre, 29 Wharf Road, North Point, Hong Kong.

(10)	Mr. Xiaolong Shi is a resident of Hong Kong and the address of Mr. Shi is Flat A, 21/F, Block 9, Provident Centre, 37 Wharf Road, North Point, Hong Kong.

As of the date of this prospectus, none of our outstanding ordinary shares are held by record holders in the United States.

None of our existing shareholders has voting rights that will differ from the voting rights of other shareholders after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

The following describes our related party transactions for the years ended December 31, 2007, 2008 and 2009 and the nine months ended September 30, 2010.

Acquisition of Trademarks from Shishi Xiniya

In August 2008 and March 2009, we acquired for nil consideration from Shishi Xiniya, our predecessor that used to be managed by the family of our founder, chairman and chief executive officer, Mr. Qiming Xu, more than 30 trademarks registered in the PRC and one trademark registered in Hong Kong, all relating to our Xiniya brand. In addition, Shishi Xiniya assigned to us for nil consideration four trademark registration applications it has filed with the relevant trademark registration authorities. We were able to acquire these trademarks and trademark registration applications because the proprietary rights underlying such registered trademarks and trademark registration applications had been retained by Mr. Qiming Xu when Mr. Xu and his father disposed of their equity interests in Shishi Xiniya to a third party. As a result, Mr. Xu was able to cause Shishi Xiniya to transfer all such registered trademarks and trademark registration applications to Fujian Xiniya for nil consideration.

In 2008, we used the Xiniya trademark through a license agreement, and paid a trademark royalty fee of RMB3.2 million. In 2007, we used the Xiniya trademark for nil consideration. See “Our Corporate History and Structure.”

Lease of Facilities from Jinjiang Xiniya

In October 2005, we signed a property lease with Jinjiang Xiniya, a company controlled by Ms. Wushe Wu, the mother of our founder, chairman and chief executive officer, Mr. Qiming Xu, relating to 18,000 square meters of property, which includes a manufacturing facility of 8,400 square meters, administrative areas of 1,800 square meters and employee residential areas of 4,800 square meters. The term of the lease is ten years starting from October 2005 and the lease amount is RMB960,000 in 2006 and RMB984,000 for each subsequent year during the term of the lease.

Transactions between Mr. Qiming Xu and Mr. Hing Tuen Wong

In June 2010, Mr. Qiming Xu and Mr. Hing Tuen Wong formally agreed to offset amounts owed by our company to Mr. Xu against amounts owed to our company by Mr. Wong. Gross amounts owed by Mr. Wong to our company were RMB3.0 million, RMB3.0 million and RMB3.8 million ($0.6 million) as of December 31, 2007, 2008 and 2009, respectively, and gross amounts owed to Mr. Xu by our company were RMB1.9 million, RMB2.9 million and RMB2.9 million ($0.4 million) as of December 31, 2007, 2008 and 2009, respectively. All amounts were unsecured, interest-free and due on demand. After such offsetting, the net amount owed by Mr. Wong as of December 31, 2009 was RMB0.9 million ($0.1 million), which was fully repaid to our company on June 18, 2010.

Other Transactions with Mr. Qiming Xu

During the nine months ended September 30, 2010, Mr. Qiming Xu paid on our behalf the equivalent of RMB9.6 million ($1.4 million) in foreign currency to facilitate the prompt payment of certain expenses payable in foreign currency, including expenses related to this offering, as payment from our RMB-denominated accounts would have taken a longer time to clear due to foreign exchange restrictions in China. These amounts are unsecured, interest-free and due on demand.

REGULATION

Set forth below are summaries of certain PRC laws and regulations applicable to our operations and business.

Wholly Foreign-Owned Enterprise

The establishment, operation and management of corporate entities in China are governed by the Company Law of the PRC, or the Company Law, which was promulgated on December 29, 1993 and subsequently amended on December 25, 1999, August 28, 2004 and October 27, 2005. The Company Law also applies to foreign-invested limited liability companies. According to the Company Law, where laws on foreign investment have other stipulations, such stipulations shall apply.

The establishment and approval procedures, registered capital requirement, foreign exchange, accounting practices, taxation and labor matters of a wholly foreign-owned enterprise are regulated by the Wholly Foreign-owned Enterprise Law of the PRC, or the Wholly Foreign-owned Enterprise Law, which was promulgated on April 12, 1986 and subsequently amended on October 31, 2000 as well as the Implementation Regulation of the Wholly Foreign-owned Enterprise Law, which was promulgated on December 12, 1990 and subsequently amended on April 12, 2001.

Investment in the PRC conducted by foreign investors and foreign-owned enterprises is governed by the Guidance Catalogue of Industries for Foreign Investment, or the Catalogue, the latest edition of which was amended and promulgated on October 31, 2007. The Catalogue is a tool that PRC policymakers have used to manage and direct foreign investment. The Catalogue divides industries into three basic categories: encouraged, restricted and prohibited. Industries not listed in the Catalogue are generally open to foreign investment unless specifically prohibited under other PRC regulations. Foreign-invested enterprises in encouraged industries are often permitted to establish wholly foreign-owned enterprises, while foreign-invested enterprises in the restricted category may only be permitted to set up equity or contractual joint ventures, in some cases with the Chinese partner required to be the majority shareholder. Restricted category projects are also subject to approvals of higher-level governmental agencies. Foreign investment is not allowed for the industries in the prohibited category. The area of production of men’s apparel, which includes the production of business and casual men’s apparel, belongs to the category of permitted foreign investment industries.

Product Quality

The principal legal provisions governing product liability are set out in the Product Quality Law, which was promulgated on February 22, 1993 and amended on July 8, 2000.

Pursuant to the Product Quality Law, a seller bears the obligations:

•	to adopt a check-for-acceptance system for stock replenishment to examine the quality certificates and other labels of such stock;

•	to take measures in keeping products for sale in good quality;

•	not to sell defective or deteriorated products or products which have been publicly ordered to cease sales;

•	to sell products with labels that comply with the relevant provisions;

•	not to forge the origin of a product, or falsely use the name and address of another producer;

•	not to forge or falsely use product quality marks such as authentication marks; and

•	not to mix impurities or imitations into the products, substitute a fake product for a genuine one, a defective product for a high-quality one, or pass off a substandard product as a qualified one in the sale of products.

Pursuant to the Product Quality Law, a producer shall:

•	be responsible for the quality of products it produces;

•	not produce products that have been publicly ordered to cease production;

•	not forge the origin of a product, or to forge or falsely use the name and address of another producer;

•	not forge or falsely use product quality marks such as authentication marks of another producer;

•	not mix impurities or imitations into the products, substitute a fake product for a genuine one, a defective product for a high-quality one, or pass off a substandard product as a qualified one in the production;

•	ensure that the marks on the products or the packaging of the products are true; and

•	ensure that, for products that are easily broken, inflammable, explosive, toxic, erosive or radioactive and products that cannot be handled upside down in the process of storage or transportation or for which there are other special requirements, the packaging thereof must meet the corresponding requirements, carry warning marks or warnings written in Chinese or draw attention to the method of handling in accordance with the relevant provisions of the state.

Violations of the Product Quality Law may result in the imposition of fines. In addition, the seller or producer will be ordered to suspend its operations and its business license will be revoked. Criminal liability may be incurred in serious cases.

According to the Product Quality Law, consumers or other victims who suffer injury or property losses due to product defects may demand compensation from the producer as well as the seller. Where the responsibility lies with the producer, the seller shall, after settling compensation, have the right to recover such compensation from the producer, and vice versa.

The Tort Law of the PRC, or the Tort Law, was adopted and promulgated by the Standing Committee of the National People’s Congress on December 26, 2009 and became effective as of July 1, 2010. The Tort Law provides that, in the event of death or serious personal injuries caused by defective products, the entity that manufactures or distributes such defective products with the knowledge of such defects shall be subject to punitive damages.

Consumer Protection

The principal legal provisions for the protection of consumer interests are set out in the Consumer Protection Law, which was promulgated on October 31, 1993 and came into effect on January 1, 1994. The Consumer Protection Law sets out standards of behavior which business operators must observe in their dealings with consumers, including the following:

•	goods and services provided to consumers must comply with the Product Quality Law and other relevant laws and regulations, including requirements regarding personal safety and protection of property;

•	providing consumers with true information and advertising concerning goods and services, as well as providing true and clear answers to questions raised by consumers concerning the quality and use of goods or services provided by them;

•	issuing purchase or service vouchers to consumers in accordance with relevant national regulations or business practices or upon the request of a consumer;

•	ensuring the quality, functionality, applications and duration of use of the goods or services under normal use and ensuring that the actual quality of the goods or services are consistent with that displayed in advertising materials, product descriptions or samples;

•	properly performing its responsibilities for guaranteed repair, replacement and return or other liability in accordance with national regulations or any agreement with the consumer; and

•	not setting unreasonable or unfair terms for consumers or excluding themselves from civil liability for undermining the legal rights and interests of consumers by means of standard contracts, circulars, announcements, shop notices, etc.

Violations of the above Consumer Protection Law may result in the imposition of fines. In addition, the business operator will be ordered to suspend its operations and its business license will be revoked. Criminal liability may be incurred in serious cases.

According to the Consumer Protection Law, a consumer whose legal rights and interests are prejudiced during the purchase or use of goods may demand compensation from the seller. Where the responsibility lies with the manufacturer or another seller that provides the goods to the seller, the seller shall, after settling compensation, have the right to recover such compensation from that manufacturer or that other seller. Consumers or other injured parties who suffer injury or property losses due to product defects in commodities may demand compensation from the manufacturer as well as the seller. Where the responsibility lies with the manufacturer, the seller shall, after settling compensation, have the right to recover such compensation from the manufacturer, and vice versa.

Trademark Law

The PRC Trademark Law, which was promulgated on August 23, 1982, and amended on February 22, 1993 and October 27, 2001, seeks to improve the administration of trademarks, protect the right to the exclusive use of trademarks and encourage producers and operators to guarantee the quality of their goods and services and maintain the reputation of their trademarks, so as to protect the interests of consumers and of producers and operators.

Under this law, any of the following acts shall be an infringement upon the right to the exclusive use of a registered trademark:

•	using a trademark which is identical with or similar to the registered trademark on the same kind of commodities or similar commodities without a license from the registrant of that trademark;

•	selling the commodities that infringe upon the right to the exclusive use of a registered trademark;

•	forging, manufacturing without authorization the marks of a registered trademark of others, or selling the marks of a registered trademark forged or manufactured without authorization;

•	changing a registered trademark and putting the commodities with the changed trademark into the market without the consent of the registrant of that trademark; and

•	causing other damage to the right to the exclusive use of a registered trademark of another person.

In the event of any above mentioned acts which infringe upon the right to the exclusive use of a registered trademark, the infringer would be subjected to a fine, ordered to stop the infringement acts immediately and compensate the infringed party for losses.

Environmental Laws

According to the Environmental Protection Law of the PRC effective as of December 26, 1989, the entities that cause environmental pollution and other public hazards shall incorporate the work of environmental protection into their plans and establish a responsibility system for environmental protection. These entities shall adopt effective measures to prevent and control the pollution and harms caused to the environment by waste gas, waste water, waste residues, dust, malodorous gases, radioactive substances, noise, vibration and electromagnetic radiation generated in the course of production, construction or other activities. Installations for the prevention and control of pollution at a construction project shall be designed, built and commissioned together with the principal part of the project. No permission shall be given for a construction project to be commissioned or used, until its installations for the prevention and control of pollution are examined and considered up to the standard by the competent department of the environmental protection administration that examined and approved the environmental impact statement.

According to the Law of the PRC on Prevention and Control of Environmental Pollution by Noise effective as of March 1, 1997, new construction project, expansion, or reconstruction project that discharges pollutants into air shall be subject to the state regulations on environmental protection of construction projects. Industrial enterprises that discharge noise during industrial production with fixed facilities shall report to the local environmental protection department categories and quantities of their existing facilities for discharging noise, and the noise volume of noise discharged under their normal operation conditions as well as treating facilities against noise, and also submit to the same department technical information concerning prevention and control of noise pollution. Entities discharge noise exceeding the relevant standards shall pay the discharge fee subject to the regulations.

According to the Law of the PRC on Prevention and Control of Atmospheric Pollution effective as of September 1, 2000, new construction project, expansion, or reconstruction project that discharges pollutants into air shall be subject to the state regulations on environmental protection of construction projects. Entities that discharge atmospheric pollutants shall report to the local administrative department of environmental protection their existing discharge and treatment facilities for pollutants and the categories, quantities and concentrations of pollutants discharged under normal operation conditions and submit to the same department their technical information concerning prevention and control of atmospheric pollution. The PRC implements a system of collecting fees for discharging pollutants on the basis of the categories and quantities of the atmospheric pollutants discharged, and establishing reasonable standards for collecting the fees therefore according to the needs of strengthening prevention and control of atmospheric pollution and economic and technological conditions.

According to the Law of the PRC on Prevention and Control of Environmental Pollution by Solid Waste amended and effective as of April 1, 2005, producers, distributors, importers and users of a product shall be responsible for the prevention and control of the solid wastes it generates or discharges.

According to the Law of the PRC on Prevention and Control of Water Pollution which was amended on February 28, 2008 and became effective on June 1, 2008, new construction projects, expansion and reconstruction projects and other installations on water that directly or indirectly discharges pollutants into the water body shall be subject to the state regulations on environmental protection of construction projects. Enterprises and institutions that discharge pollutants directly or indirectly into a water body shall report to and register with the local environmental protection department their existing facilities for discharging and treating pollutants, and the categories, quantities and concentrations of pollutants discharged under their normal operation conditions, and also submit to the same department technical information concerning prevention and control of water pollution. Enterprises and institutions that directly discharge pollutants into a water body shall pay a pollutant discharge fee according to the category and quantity of the pollutions and the collection standard of the pollutant discharge fee.

Labor Contract Law

According to the Labor Contract Law of the PRC effective as of January 1, 2008, labor contracts shall be entered into if labor relationships are to be established between an entity and its employees. The entity cannot require the employees to work in excess of the time limit as permitted under the relevant labor laws and regulations and shall pay to the employees wages which are no lower than local standards on minimum wages. The entity shall establish and perfect its system for labor safety and sanitation, strictly abide by rules and standards on labor safety and sanitation, educate employees in labor safety and sanitation in the PRC.

Production Safety Law

According to the PRC Production Safety Law effective as of November 1, 2002, the production facilities shall be equipped with the conditions for safe production as provided in the Production Safety Law and other relevant laws, administrative regulations, national standards and industrial standards. Any entity that is not equipped with the conditions for safe production may not engage in production and business operation activities. The entity shall offer education and training programs to the employees thereof regarding production safety. The designing, manufacturing, installation, using, checking, maintenance, reforming and obsolescence of safety equipment shall be in conformity with the national standards or industrial standards. In addition, the production facilities shall provide labor protection articles that meet the national standards or industrial standards to the employees thereof, supervise and educate them to wear or use these articles according to the prescribed rules.

Social Insurance Regulations

According to Interim Regulations concerning the Levy of Social Insurance effective as of January 22, 1999 and Interim Measures concerning the Management of the Registration of Social Insurance effective as of March 19, 1999, employers in the PRC shall conduct the registration of social insurance with the competent authorities, and make contributions to the basic pension insurance, basic medical insurance and unemployment insurance for their employees.

According to the Regulations on Occupational Injury Insurance effective as of January 1, 2004, employers in the PRC shall pay the occupational injury insurance fees for their employees.

According to Interim Measures concerning the Maternity Insurance effective as of January 1, 1995, employers in the PRC shall pay the maternity insurance fees for their employees.

Foreign Exchange Registration of Offshore Investment by PRC Residents

On November 1, 2005, the SAFE issued SAFE Circular No. 75, pursuant to which (i) a PRC resident, whether natural or legal person, must register with the local branch of SAFE before it establishes or takes control of an overseas special purpose company, or an SPV, for the purpose of overseas equity financing, including convertible debt financing; (ii) when a PRC resident contributes the assets of, or equity interests in, a domestic enterprise to an SPV, or engages in overseas financing after contributing assets or equity interests to an SPV, such PRC resident must undertake procedures for amending the foreign exchange registration for overseas investment with the local branch of the SAFE to include information concerning the net assets or equity interests owned by the PRC resident in the SPV and any change of the status and (iii) when the SPV undergoes a material event outside of China, such as increases or decreases in investment amount, transfers or exchanges of shares, mergers or divisions, long-term equity or debt investment, guarantees of offshore obligations, or other material events that do not involve return investment, the PRC resident must, within 30 days after the occurrence of such event, register such change with the local branch of SAFE.

On May 29, 2007, SAFE issued SAFE Circular No. 106, which interpreted and clarified SAFE Circular No. 75 and provided certain new implementation measures, such as clarification of the definition of “PRC residents”. According to SAFE Circular No. 106, foreigners, namely persons without Chinese citizenship, under certain circumstances, are deemed to be PRC residents and hence required to complete the SAFE registrations and required amendments in accordance with SAFE Circular No. 75.

Under SAFE Circular 75, PRC residents are further required to repatriate into China all of their dividends, profits or capital gains obtained from their shareholdings in the offshore entity within 180 days of their receipt of such dividends, profits or capital gains. The registration and filing procedures under SAFE Circular 75 are required for other approval and registration procedures that are necessary for capital inflow from the offshore entity, such as inbound investments, shareholders loans, capital outflow to the offshore entity, the payment of profits or dividends, liquidating distributions, equity sale proceeds or the return of funds upon a capital reduction. If a PRC resident with a direct or indirect stake in an offshore parent company fails to make the required SAFE registration, the PRC subsidiaries of such offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent any proceeds from any reduction in capital, share transfer or liquidation with respect to the PRC subsidiaries. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.

Repatriation of Profit and Currency Conversion

Foreign Currency Exchange

The principal regulation governing foreign currency exchange in China is the Foreign Exchange Administration Rules of the PRC, or the Foreign Exchange Administration Rules, promulgated on January 29, 1996, as subsequently amended on January 14, 1997 and August 1, 2008. Under these rules, RMB is generally freely convertible for payments of current account items, such as trade and service-related foreign exchange transactions and dividend payments, but not freely convertible for capital account items, such as capital transfer, direct investment, investment in securities, derivative products or loan unless prior approval of the SAFE is obtained.

Under the Foreign Exchange Administration Rules, foreign-invested enterprises in the PRC may purchase foreign exchange without the approval of the SAFE for paying dividends by providing certain evidencing documents, such as board resolutions and tax certificates, or for trade and services-related foreign exchange transactions by providing commercial documents evidencing such transactions. They are also allowed to retain foreign currency, subject to an approval by the SAFE of a cap amount, to satisfy foreign exchange liabilities. In addition, foreign exchange transactions involving overseas direct investment or investment and exchange in securities and derivative products abroad are subject to registration with SAFE and approval or file with the relevant governmental authorities if necessary.

Dividend Distribution

Before the promulgation of the New Tax Law, the principal regulations governing distribution of dividends paid by wholly foreign-owned enterprises include the Wholly Foreign-owned Enterprise Law and the Implementation Regulation of the Wholly Foreign-owned Enterprise Law. Under these regulations, wholly foreign-owned enterprises in China may only pay dividends from accumulated after-tax profit, if any, determined in accordance with PRC accounting standards and regulations. Dividends paid to its foreign investors are exempt from withholding tax. However, this provision has been revoked by the New Tax Law. The New Tax Law prescribes a standard withholding tax rate of 20% on dividends and other China-sourced passive income of non-resident enterprises. However, the Implementation Rules reduced the rate from 20% to 10%, effective from January 1, 2008.

The central government of the PRC and the government of Hong Kong signed the Arrangement between the Mainland of the PRC and Hong Kong for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income on August 21, 2006, or the Arrangement. According to the Arrangement, no more than 5% withholding tax shall apply to dividends paid by a PRC company to a Hong Kong resident, provided that the recipient is a company that holds at least 25% of the equity interests of the PRC company and is deemed as the “beneficial owner” under the Arrangement. On October 27, 2009, the SAT promulgated the Circular on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties, or Circular 601. Circular 601 clarifies that a beneficial owner shall be a person having actual operations and this person could be an individual, a company or any other entity. Circular 601 expressly excludes a “conduit company” that is established for the purposes of avoiding tax and dividend transfers and is not engaged in any actual operations from being a beneficial owner. It is still unclear how Circular 601 is being implemented in practice by the SAT or its local counterparts.

Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors

On August 8, 2006, six PRC regulatory agencies, including MOFCOM, the State-owned Assets Supervision and Administration Commission of the State Council, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006. The M&A Rules, among other things, include provisions that purport to require an offshore special purpose vehicle formed for the purpose of acquiring PRC domestic companies and controlled by PRC individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of an application and supporting documents with the CSRC.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Cayman Islands Companies Law, which is referred to as the Companies Law below.

As of the date of this prospectus, our authorized share capital consists of 1,000,000,000 ordinary shares, with a par value of $0.00005 each. As of the date of this prospectus, there are 200,000,000 ordinary shares issued and outstanding.

Our amended and restated memorandum and articles of association will become effective upon completion of this offering. The following are summaries of material provisions of our amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares. ADS holders will be able to exercise their rights with respect to the ordinary shares represented by the ADSs only in accordance with the provisions of the deposit agreement and the relevant requirements of the laws of the Cayman Islands. See “Description of American Depositary Shares” for more information.

Ordinary Shares

General

Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.

Voting Rights

Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or by any shareholder present in person or by proxy.

A quorum required for a meeting of shareholders consists of two shareholders who hold at least one-third of our ordinary shares at the meeting present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Shareholders’ meetings are held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least one-third of our ordinary shares. Advance notice of at least seven days is required for the convening of our annual general meeting and other shareholders meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares to pass. A special resolution will be required for important matters such as a change of name or making changes to our amended and restated memorandum and articles of association.

Transfer of Ordinary Shares

Subject to the restrictions of our amended and restated articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share without reason. Our directors may also decline to register any transfer of any ordinary share unless

•	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	a fee of such maximum sum as the exchange on which the ordinary shares are listed may determine to be payable or such lesser sum as the directors may from time to time require is paid in respect thereof;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; or

•	the ordinary shares transferred are free of any lien in favor of us.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares

Subject to the provisions of the Companies Law, we may issue ordinary shares on terms that are subject to redemption, at our option or at the option of the holders, in such manner as the board may determine before the issue of such ordinary shares.

Variations of Rights of Shares

All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the written consent of a majority of the holders of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Changes in Capital

We may from time to time by ordinary resolutions:

•	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	convert all or any of our paid up shares into stock and reconvert that stock into paid up shares of any denomination;

•	sub-divide our existing shares, or any of them into shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived;

•	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

We may by special resolution reduce our share capital and any capital redemption reserve in any manner authorized by law.

Exempted Company

We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company is not required to open its register of members for inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may in certain circumstances issue no par value, negotiable or bearer shares;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. Upon the closing of this offering, we will be subject to reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, as applicable to foreign private issuers. We currently intend to comply with the NYSE Rules, in lieu of following home country practice after the closing of this offering. The NYSE Rules require that every company listed on the NYSE hold an annual general meeting of shareholders. In addition, our proposed amended and restated articles of association, which, upon receiving the requisite shareholder approval, is expected to become effective immediately upon the closing of this initial public offering, will allow directors or shareholders to call special shareholder meetings pursuant to the procedures set forth in the articles. We believe that the differences with respect to being a Cayman Islands exempted company as opposed to a Delaware corporation do not pose additional material risks to investors, other than the risks described under “Risk Factors—Risks Relating to This Offering.”

Differences in Corporate Law

The Companies Law is modeled after that of English law but does not follow many recent English law statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by either (a) a special resolution of the shareholders of each constituent company voting together as one class if the shares to be issued to each shareholder in the consolidated or surviving company will have the same rights and economic value as the shares held in the relevant constituent company or (b) a shareholder resolution of each constituent company passed by a majority in number representing 75% in value of the shareholders voting together as one class. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures. In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the due majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made and accepted by holders of 90.0% of the shares (within four months), the offerer may, within a two month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

The Cayman Islands courts can be expected to follow English case law precedents.

The common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against, or derivative actions in the name of, a company to challenge:

•	an act which is ultra vires such company or illegal;

•	an act which constitutes a fraud against the minority where the wrongdoers are themselves in control of the company; and

•	an action which requires a resolution with a qualified or special majority which has not been obtained, have been applied and followed by the courts in the Cayman Islands.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association, which will become effective upon the closing of this initial public offering, permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty, fraud or default of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

Anti-takeover Provisions in the Amended and Restated Memorandum and Articles of Association

Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles of association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our amended and restated articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law allows our shareholders holding not less than 10% of the paid-up voting share capital of the company to request a general meeting. Our amended and restated articles of association allow shareholders holding not less than one-third of all of our ordinary shares to request a general meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. However, our amended and restated articles of association require us to call such meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our amended and restated articles of association, directors can be removed by an ordinary resolution of the shareholders.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the Companies Law of the Cayman Islands and our amended and restated articles of association, our company may be dissolved, liquidated or wound up by the vote of holders of two-thirds of our shares voting at a meeting or the unanimous written resolution of all shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the written consent of a majority of the holders of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our amended and restated memorandum and articles of association may only be amended with the vote of holders of two-thirds of our shares voting at a meeting or the unanimous written resolution of all shareholders.

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

On June 24, 2010, we issued one ordinary share to Mr. Qiming Xu, par value $1.00 per share. On July 16, 2010, we issued an additional 6,699 ordinary shares to Mr. Qiming Xu and an aggregate of 3,300 ordinary shares to several individuals and entities, including three sisters of Mr. Qiming Xu and the individuals and entities designated by the three Hong Kong investors who originally provided the registered capital for Fujian Xiniya. The above share data has not been adjusted to reflect the 20,000-for-one share split described below. See “Our Corporate History and Structure.”

On November 4, 2010, in anticipation of this offering, we effected a 20,000-for-one share split.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

Deutsche Bank Trust Company Americas, as depositary, will register and deliver the ADSs. Each ADS will represent ownership of four ordinary shares deposited with the office in Hong Kong of Deutsche Bank AG, Hong Kong Branch, as custodian for the depositary. Each ADS will also represent ownership of any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 60 Wall Street, New York, NY 10005, USA. The principal executive office of the depositary is located at 60 Wall Street, New York, NY 10005, USA.

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, or DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

We will not treat ADS holders as our shareholders and accordingly, you, as an ADS holder, will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. The laws of the State of New York govern the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipt. For directions on how to obtain copies of those documents, see “Where You Can Find Additional Information.”

Holding the ADSs

How will you hold your ADSs?

You may hold ADSs either (1) directly (a) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (b) by holding ADSs in the DRS, or (2) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent as of the record date (which will be as close as practicable to the record date for our ordinary shares) set by the depositary with respect to the ADSs.

•	Cash. The depositary will convert any cash dividend or other cash distribution we pay on the ordinary shares or any net proceeds from the sale of any ordinary shares, rights, securities or other entitlements into U.S. dollars if it can do so on a reasonable basis, and can transfer the U.S. dollars to the United States. If that is not possible or lawful or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

•	Before making a distribution, any taxes or other governmental charges, together with fees and expenses of the depositary, that must be paid, will be deducted. See “Taxation.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

•	Shares. The depositary may, upon our timely instruction, distribute additional ADSs representing any ordinary shares we distribute as a dividend or free distribution to the extent reasonably practicable and permissible under law. The depositary will only distribute whole ADSs. It will try to sell ordinary shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new ordinary shares. The depositary may sell a portion of the distributed ordinary shares sufficient to pay its fees and expenses in connection with that distribution.

•	Elective Distributions in Cash or Shares. If we offer holders of our ordinary shares the option to receive dividends in either cash or shares, the depositary, after consultation with us and having received timely notice of such elective distribution by us, has discretion to determine to what extent such elective distribution will be made available to you as a holder of the ADSs. We must first instruct the depositary to make such elective distribution available to you and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practical to make such elective distribution available to you, or it could decide that it is only legal or reasonably practical to make such elective distribution available to some but not all holders of the ADSs. In such case, the depositary shall, on the basis of the same determination as is made in respect of the ordinary shares for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing ordinary shares in the same way as it does in a share distribution. The depositary is not obligated to make available to you a method to receive the elective dividend in shares rather than in ADSs. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of ordinary shares.

•	Rights to Purchase Additional Shares. If we offer holders of our ordinary shares any rights to subscribe for additional shares or any other rights, the depositary may after consultation with us and having received timely notice of such distribution by us, make these rights available to you. We must first instruct the depositary to make such rights available to you and furnish the depositary with satisfactory evidence that it is legal to do so. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the net proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay. U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place. However, (i) no restricted ADSs will be delivered by the depositary unless an exemption from registration is available for such rights offering to the ADS holders and the receipt of the restricted ordinary shares by the depositary on behalf of such holders, (ii) such restricted ordinary shares would be deposited into a separate restricted ADS facility that would be established specifically for the purpose of ensuring that the restricted ADSs are clearly segregated from the freely tradable ADSs and (iii) restricted ordinary shares would only be permitted to be deposited into the main depositary facility based on an opinion of counsel that such shares are no longer restricted.

•	Other Distributions. Subject to receipt of timely notice from us with the request to make any such distribution available to you, and provided the depositary has determined such distribution is lawful and reasonably practicable and feasible and in accordance with the terms of the deposit agreement, the depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice: it may decide to sell what we distributed and distribute the net proceeds in the same way as it does with cash; or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

Except for ordinary shares deposited by us in connection with this offering, no shares will be accepted for deposit during a period of 180 days after the date of this prospectus. The 180-day lock-up period is subject to adjustment under certain circumstances as described in the section entitled “Shares Eligible for Future Sale — Lock-up Agreements.”

How do ADS holders cancel an American Depositary Share?

You may turn in your ADSs at the depositary’s corporate trust office or by providing appropriate instructions to your broker. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

How do you vote?

You may instruct the depositary to vote the ordinary shares or other deposited securities underlying your ADSs. You could exercise your right to vote directly if you withdraw the ordinary shares. However, you may not know about the meeting sufficiently in advance to withdraw the ordinary shares.

Upon receipt of timely notice from us, as described in the deposit agreement, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will describe the matters to be voted on and explain how you may instruct the depositary to vote the ordinary shares or other deposited securities underlying your ADSs as you direct, including an express indication that instructions may be given (or deemed given in accordance with the second to last sentence of this paragraph if no instruction is received) to the depositary to give a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as practical, subject to the laws of the Cayman Islands and the provisions of our memorandum and articles of association, as amended and restated, to vote or to have its agents vote the ordinary shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. If we timely requested the depositary to solicit your instructions but no instructions are received by the depositary from an owner with respect to any of the deposited securities represented by the ADSs of that owner on or before the date established by the depositary for such purpose, the depositary shall deem that owner to have instructed the depositary to give a discretionary proxy to a person designated by us with respect to such deposited securities, and the depositary shall give a discretionary proxy to a person designated by us to vote such deposited securities. However, no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter if we inform the depositary we do not wish such proxy given, substantial opposition exists or the matter materially and adversely affects the rights of holders of the ordinary shares.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the ordinary shares underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and you may have no recourse if the ordinary shares underlying your ADSs are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will try to give the depositary notice of any such meeting and details concerning the matters to be voted upon sufficiently in advance of the meeting date.

Fees and Charges

As an ADS holder, you will be required to pay the following service fees to the depositary bank:

Service	Fees

• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property	Up to US 5¢ per ADS issued

• Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US 5¢ per ADS canceled

• Distribution of cash dividends or other cash distributions	Up to US 5¢ per ADS held

• Distribution of ADSs pursuant to share dividends, free share distributions or exercise of rights	Up to US 5¢ per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs	A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs

• Depositary services	Up to US 5¢ per ADS held on the applicable record date(s) established by the depositary bank

• Transfer of ADRs	U.S. $1.50 per certificate presented for transfer

As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

•	Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

•	Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

•	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.

•	Any applicable fees and penalties thereon.

The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

The depositary has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes. You agree to indemnify us, the depositary, the custodian and each of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any tax benefit obtained for you.

Reclassifications, Recapitalizations and Mergers

If we:	Then:

Change the nominal or par value of our ordinary shares	The cash, shares or other securities received by the depositary will become deposited securities.
Reclassify, split up or consolidate any of the deposited securities	Each ADS will automatically represent its equal share of the new deposited securities.
Distribute securities on the ordinary shares that are not distributed to you or Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action	The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the form of ADR without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, including expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by ADS holders under the deposit agreement, or materially prejudices a substantial existing right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so, in which case the depositary will give notice to you at least 60 days prior to termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary within 90 days. In such case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property and deliver ordinary shares and other deposited securities upon cancellation of ADSs after payment of any fees, charges, taxes or other governmental charges. Six months or more after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination, our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary will maintain facilities in New York to record and process the issuance, cancellation, combination, split-up and transfer of ADRs.

These facilities may be closed from time to time, to the extent not prohibited by law or if any such action is deemed necessary or advisable by the depositary or us, in good faith, at any time or from time to time because of any requirement of law, any government or governmental body or commission or any securities exchange on which the ADRs or ADSs are listed, or under any provision of the deposit agreement or provisions of, or governing, the deposited securities, or any meeting of our shareholders or for any other reason.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or willful misconduct;

•	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement, including, without limitation, requirements of any present or future law, regulation, governmental or regulatory authority or share exchange of any applicable jurisdiction, any present or future provisions of our memorandum and articles of association, on account of possible civil or criminal penalties or restraint, any provisions of or governing the deposited securities or any act of God, war or other circumstances beyond our control as set forth in the deposit agreement;

•	are not liable if either of us exercises, or fails to exercise, discretion permitted under the deposit agreement;

•	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any indirect, special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other party;

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party;

•	disclaim any liability for any action/inaction in reliance on the advice or information of legal counsel, accountants, any person presenting ordinary shares for deposit, holders and beneficial owners (or authorized representatives) of ADSs, or any person believed in good faith to be competent to give such advice or information;

•	disclaim any liability for inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but not made available to holders of ADSs; and

•	disclaim any liability for any indirect, special, punitive or consequential damages.

The depositary and any of its agents also disclaim any liability for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities, the creditworthiness of any third party, or for any tax consequences that may result from ownership of ADSs, ordinary shares or deposited securities.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will issue, deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of ordinary shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities and payment of the applicable fees, expenses and charges of the depositary;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to issue and deliver ADSs or register transfers of ADSs generally when the register of the depositary or our transfer books are closed or at any time if the depositary or we think it is necessary or advisable to do so.

Your Right to Receive the Shares Underlying Your ADSs

You have the right to cancel your ADSs and withdraw the underlying ordinary shares at any time except:

•	when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on our ordinary shares;

•	when you owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities. This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying ordinary shares. This is called a pre-release of the ADSs. The depositary may also deliver ordinary shares upon cancellation of pre-released ADSs (even if the ADSs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying ordinary shares are delivered to the depositary. The depositary may receive ADSs instead of ordinary shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer (a) owns the ordinary shares or ADSs to be deposited, (b) assigns all beneficial rights, title and interest in such ordinary shares or ADSs to the depositary for the benefit of the owners, (c) will not take any action with respect to such ordinary shares or ADSs that is inconsistent with the transfer of beneficial ownership, (d) indicates the depositary as owner of such ordinary shares or ADSs in its records, and (e) unconditionally guarantees to deliver such ordinary shares or ADSs to the depositary or the custodian, as the case may be; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. Each pre-release is subject to further indemnities and credit regulations as the depositary considers appropriate. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so, including (1) due to a decrease in the aggregate number of ADSs outstanding that causes existing pre-release transactions to temporarily exceed the limit stated above or (2) where otherwise required by market conditions.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on, and compliance with, instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement, shall not constitute negligence or bad faith on the part of the depositary.

The Depositary

The depositary is Deutsche Bank Trust Company Americas. The depositary is a state chartered New York banking corporation and a member of the United States Federal Reserve System, subject to regulation and supervision principally by the United States Federal Reserve Board and the New York State Banking Department. The depositary was incorporated as a limited liability bank on March 5, 1903 in the State of New York. The registered office of the depositary is located at 60 Wall Street, New York, NY 10005 and the registered number is BR1026. The principal executive office of the depositary is located at 60 Wall Street, New York NY 10005. The depositary operates under the laws and jurisdiction of the State of New York.

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for our ordinary shares or our ADSs, and while we have applied for the listing of our ADSs on the New York Stock Exchange, we cannot assure you that a significant public market for the ADSs will develop or be sustained after this offering. We do not expect that an active trading market will develop for our ordinary shares not represented by the ADSs. Future sales of substantial amounts of our ADSs in the public markets after this offering, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. As described below, only a limited number of our ordinary shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, after these restrictions lapse, future sales of substantial amounts of our ADSs, including ADSs representing ordinary shares issued upon exercise of outstanding options, in the public market in the United States, or the possibility of such sales, could negatively affect the market price in the United States of our ADSs and our ability to raise equity capital in the future.

Upon the closing of the offering, we will have 232,000,000 outstanding ordinary shares, including ordinary shares represented by ADSs. Of that amount, 32,000,000 ordinary shares, including ordinary shares represented by ADSs, will be publicly held by investors participating in this offering, and 200,000,000 ordinary shares will be held by our existing shareholders, who may be our “affiliates” as that term is defined in Rule 144 under the Securities Act. As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer.

All of the ADSs sold in the offering and the ordinary shares they represent will be freely transferable by persons other than our “affiliates” in the United States without restriction or further registration under the Securities Act. Ordinary shares or ADSs purchased by one of our “affiliates” may not be resold, except pursuant to an effective registration statement or an exemption from registration, including an exemption under Rule 144 of the Securities Act described below.

The 200,000,000 ordinary shares held by existing shareholders are, and those ordinary shares to be held by Mr. Kangkai Zeng upon the completion of this offering will be, “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the United States only if they are registered or if they qualify for an exemption from registration under Rule 144 under the Securities Act. These rules are described below.

Lock-up Agreements

We have agreed that, without the prior written consent of Cowen and Company, LLC, we will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs;

•	file any registration statement with the SEC relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs;

whether any such transaction described above is to be settled by delivery of ordinary shares or ADSs or such other securities, in cash or otherwise.

These restrictions do not apply to:

•	the sale of ordinary shares in the form of ADSs to the underwriters; and

•	the issuance by us of ordinary shares issuable upon the exercise of options pursuant to any share option scheme.

Each of our existing shareholders and Mr. Kangkai Zeng, who will become our shareholder upon the completion of this offering has agreed that, without the prior written consent of Cowen and Company, LLC on behalf of the underwriters, each will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs;

whether any such transaction described above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise.

These restrictions do not apply to:

•	transactions relating to ordinary shares, ADSs or other securities acquired in open market transactions after the closing of the offering of the ADSs; and

•	certain other transfers of ordinary shares, including to immediate family members, trusts, partners, members or controlled affiliates.

The 180-day lock-up period is subject to adjustment under certain circumstances. If (1) during the last 17 days of the 180-day lock-up period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day lock-up, the lock-up will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event; provided that in the case of clause (2) above, if no earnings results are released during the 16-day period, the lock-up will terminate on the last day of the 16-day period.

After the expiration of the lock-up agreements, the ordinary shares subject to the lock-up agreements, and ADSs representing such shares, will be freely eligible for sale in the public market as described below.

Rule 144

In general, under Rule 144, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

In general, under Rule 144, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal approximately 2,320,000 shares immediately after this offering; or

•	the average weekly trading volume of the ADSs representing our ordinary shares on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

TAXATION

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws not addressed herein. To the extent that the discussion relates to matters of Cayman Islands tax law, it is the opinion of Maples and Calder, our special Cayman Islands counsel; to the extent it relates to PRC tax law, it is the opinion of Beijing Mingtai Law Firm, our special PRC counsel; and to the extent that it relates to United States federal income tax law, it is the opinion of Shearman & Sterling LLP, our special United States counsel.

Cayman Islands Taxation

It is the opinion of our counsel as to Cayman Islands law, Maples and Calder, that (a) the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty; (b) there are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands; (c) the Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company; and (d) there are no exchange control regulations or currency restrictions in the Cayman Islands.

PRC Taxation

It is the opinion of our PRC counsel, Beijing Mingtai Law Firm, that the following are the material PRC tax consequences of an investment in the ADSs or ordinary shares under present PRC law. Under the New Tax Law and its implementation rules, both of which became effective on January 1, 2008, an enterprise established outside the PRC with its “actual management” within the PRC is considered a PRC tax resident enterprise. The “actual management” of an enterprise is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting and properties of the enterprise. It remains unclear how the PRC tax authorities will interpret such a broad definition. Although we are incorporated in the Cayman Islands and the immediate holding company of our PRC subsidiary is incorporated in Hong Kong, substantially all of our management members are based in the PRC. It remains unclear how the PRC tax authorities will interpret the PRC tax resident treatment of an offshore company, like us, having indirect ownership interests in PRC enterprises through intermediary holding vehicles. If we are classified as a PRC tax resident enterprise, dividends on our ADSs and ordinary shares and capital gains from sales of our ADSs and ordinary shares realized by foreign shareholders may be regarded as income from “sources within the PRC” and may be subject to a 10% withholding tax, subject to reduction by an applicable treaty.

United States Federal Income Taxation

It is the opinion of our special United States counsel, Shearman & Sterling LLP, that the following are the material U.S. federal income tax consequences to U.S. Holders (defined below) under present U.S. law of an investment in the ADSs or ordinary shares. This discussion applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	broker dealers;

•	U.S. expatriates;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction; or

•	persons that actually or constructively own 10% or more of our voting stock.

PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply if you are a beneficial owner of ADSs or ordinary shares and you are:

•	an individual citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) located or organized in or under the laws of the United States, any State thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are a partner in a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) that holds ADSs or ordinary shares, your tax treatment generally will depend on your status and the activities of the partnership.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming, by U.S. Holders of ADSs, of foreign tax credits for U.S. federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders, as described below. Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders could be affected by future actions that may be taken by the U.S. Treasury or parties to whom ADSs are pre-released.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, the gross amount of all of our distributions to you with respect to the ADSs or ordinary shares will be included in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends may constitute “qualified dividend income” and, thus, be taxed at the lower applicable capital gains rate, provided that (1) either (a) the ADSs or ordinary shares are readily tradable on an established securities market in the United States or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on NYSE, as our ADSs are expected to be. If we are treated as a “resident enterprise” for PRC tax purposes, we may also be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

Dividends will constitute foreign source income for U.S. foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the U.S. foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends distributed by us with respect to ADSs or ordinary shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

If PRC withholding taxes apply to dividends paid to you with respect to the ADSs or ordinary shares, as described under “—PRC Taxation,” such withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. U.S. Holders should consult their own tax advisors regarding the creditability of any PRC tax.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend.

Taxation of Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you may be eligible for reduced tax rates under current law. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. If PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary share, as described under “—PRC Taxation,” a U.S. Holder would only be able to claim a foreign tax credit for the amount withheld to the extent that such U.S. Holder has foreign source income.

However, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat such gains as PRC source income. U.S. Holders should consult their own tax advisors regarding the creditability of any PRC tax.

Passive Foreign Investment Company

A non—U.S. corporation is considered to be a PFIC for any taxable year if either:

•	at least 75% of its gross income for such year is passive income; or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

For the purposes of the PFIC tests described above, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

We do not expect to be a PFIC for the current taxable year ending December 31, 2010. However, a separate determination must be made at the close of each year as to whether we are a PFIC. In particular, our PFIC status may be determined in large part based on the market price of our ADSs and ordinary shares, which is likely to fluctuate after the offering. Our PFIC status will also be affected by how, and how quickly, we spend the cash we raise in this offering. Accordingly, there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares. In addition, for the purposes of the PFIC rules, you would be deemed to own your proportionate share of any of our subsidiaries that are treated as PFICs.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and

•	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs or we make direct or indirect equity investments in other entities that are PFICs, you will be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion that the value of our equity that you own bears to the value of all of our equity, and you may be subject to the rules described above with respect to the shares of such lower-tier PFICs that you would be deemed to own. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The ADSs are expected to be listed on the NYSE, which is a qualified exchange for this purpose. Consequently, if the ADSs are regularly traded on the NYSE, the mark-to-market election should be available to you with respect to the ADSs were we to be or become a PFIC. However, because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we may own, if we are or become a PFIC, then you may continue to be subject to the PFIC rules described above regarding excess distributions and gains with respect to an indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 (or any other form as is required by the U.S. Treasury) with respect to any distributions received on the ADSs or ordinary shares, any gain realized on the disposition of ADSs or ordinary shares, or any reportable election. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you. In addition, if we are or become a PFIC, we do not intend to prepare or provide you with the information necessary to make a “qualified electing fund” election with respect to your ADSs or ordinary shares.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information.

Recent Legislative Developments

Newly enacted legislation requires certain U.S. Holders who are individuals, estates or trusts to pay up to an additional 3.8% tax on, among other things, dividends and capital gains for taxable years beginning after December 31, 2012. In addition, for taxable years beginning after March 18, 2010, new legislation requires certain U.S. Holders who are individuals that hold certain foreign financial assets (which may include our ADSs or ordinary shares) to report information relating to such assets, subject to certain exceptions. U.S. Holders should consult their own tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our ADSs or ordinary shares.

UNDERWRITING

We, the selling shareholders and the underwriters for the offering named below have entered into an underwriting agreement with respect to the ADSs being offered. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase from us the number of ADSs set forth opposite its name below assuming no exercise of the overallotment option. Cowen and Company, LLC is the representative of the underwriters.

Number of
Underwriter	ADSs

Cowen and Company, LLC
Samsung Securities (Asia) Limited
Lazard Capital Markets LLC
Janney Montgomery Scott LLC

Total	8,000,000

The underwriting agreement provides that the obligations of the underwriters are conditional and may be terminated upon the occurrence of the events specified in the underwriting agreement. The underwriters have agreed, severally and not jointly, to purchase all of the ADSs sold under the underwriting agreement if any of these ADSs are purchased, other than those ADSs covered by the overallotment option described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the selling shareholders have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters are offering the ADSs, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Overallotment option to purchase additional ADSs.  The selling shareholders have granted an option to the underwriters to purchase up to 1,200,000 additional ADSs at the public offering price, less the underwriting discount. This option is exercisable for a period of 30 days. The underwriters may exercise this option solely for the purpose of covering overallotments, if any, made in connection with the sale of the ADSs offered hereby. To the extent that the underwriters exercise this option, the underwriters will purchase additional ADSs from the selling shareholders in approximately the same proportion as shown in the table above.

Discounts and commissions.  The following table shows the public offering price, underwriting discount and proceeds, before expenses to us and the selling shareholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

We estimate that the total expenses of the offering, excluding underwriting discount, will be approximately $2.2 million and are payable by us.

Total
		Without	With
	Per ADS	Overallotment	Overallotment

Public offering price
Underwriting discount
Proceeds, before expenses, to our company
Proceeds, before expenses, to selling shareholders		—

The underwriters propose to offer the ADSs to the public at the public offering price set forth on the cover of this prospectus. The underwriters may offer the ADSs to securities dealers at the public offering price less a concession not in excess of $      per ADS. The underwriters may allow, and the dealers may reallow, a discount not in excess of $      per ADS to other dealers. If all of the ADSs are not sold at the public offering price, the underwriters may change the offering price and other selling terms.

Discretionary accounts.  The underwriters do not intend to confirm sales of the ADSs to any accounts over which they have discretionary authority.

Market information.  Prior to this offering, there has been no public market for our ADSs. The initial public offering price will be determined by negotiations between us and the representative of the underwriters. In addition to prevailing market conditions, the factors to be considered in these negotiations will include:

•	the history of, and prospects for, our company and the industry in which we compete;

•	our past and present financial information;

•	an assessment of our management of our past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the ADSs may not develop. It is also possible that after the offering the ADSs will not trade in the public market at or above the initial public offering price.

We have applied for the listing of our ADSs on New York Stock Exchange under the symbol ‘‘XNY.”

Stabilization.  In connection with this offering, the underwriters may engage in stabilizing transactions, overallotment transactions, syndicate covering transactions, penalty bids and purchases to cover positions created by short sales.

•	Stabilizing transactions permit bids to purchase the ADSs so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the ADSs while the offering is in progress.

•	Overallotment transactions involve sales by the underwriters of the ADSs in excess of the number of the ADSs the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of ADSs overallotted by the underwriters is not greater than the number of ADSs that they may purchase in the overallotment option. In a naked short position, the number of ADSs involved is greater than the number of ADSs in the overallotment option. The underwriters may close out any short position by exercising their overallotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of ADSs to close out the short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared with the price at which they may purchase ADSs through exercise of the overallotment option. If the underwriters sell more ADSs than could be covered by exercise of the overallotment option and, therefore, have a naked short position, the position can be closed out only by buying ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the ADSs in the open market that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the ADSs originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of our ADSs. As a result, the price of our ADSs in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our ADSs. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Certain of the underwriters are expected to make offers and sales both in and outside the United States through their respective selling agents. Any offers and sales in the United States will be conducted by broker-dealers registered with the SEC. Samsung Securities (Asia) Limited is expected to make offers and sales outside the United States only.

Lazard Frères & Co. LLC referred this transaction to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC in connection therewith.

Lock-up agreements.  Pursuant to certain “lock-up” agreements, we, all of our existing shareholders and Mr. Kangkai Zeng, who will become our shareholder upon the completion of this offering, have agreed, subject to certain exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic consequence of ownership of, directly or indirectly, or make any demand or request or exercise any right with respect to the registration of, or file with the SEC a registration statement under the Securities Act relating to, any ordinary share, ADS or securities convertible into or exchangeable or exercisable for any ordinary share or ADS without the prior written consent of Cowen and Company, LLC, for a period of 180 days after the date of the pricing of the offering. The 180-day restricted period will be automatically extended if (i) during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 180-day restricted period, in either of which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

This lock-up provision applies to ordinary shares, ADSs and to securities convertible into or exchangeable or exercisable for ordinary shares or ADSs. It also applies to ordinary shares or ADSs owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. The exceptions permit us, among other things and subject to restrictions, to: (a) issue ordinary shares, ADSs or options pursuant to employee benefit plans, (b) issue ordinary shares or ADSs upon exercise of outstanding options or warrants or (c) file registration statements on Form S-8. The exceptions permit parties to the “lock-up” agreements, among other things and subject to restrictions, to: (a) make certain gifts, (b) if the party is a corporation, partnership, limited liability company or other business entity, make transfers to any shareholders, partners, members of, or owners of similar equity interests in, the party, or to an affiliate of the party, if such transfer is not for value, (c) if the party is a corporation, partnership, limited liability company or other business entity, make transfers in connection with the sale or transfer of all of the party’s capital stock, partnership interests, membership interests or other similar equity interests, as the case may be, or all or substantially all of the party’s assets, in any such case not undertaken for the purpose of avoiding the restrictions imposed by the “lock-up” agreement and (d) participate in tenders involving the acquisition of a majority of our ordinary shares or ADSs. In addition, the lock-up provision will not restrict broker-dealers from engaging in market making and similar activities conducted in the ordinary course of their business.

Selling restrictions.  United Kingdom. Each of the underwriters has represented and agreed that:

•	it has not made or will not make an offer of the securities to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to us; and

•	it has complied with and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

Switzerland.  The securities will not be offered, directly or indirectly, to the public in Switzerland and this prospectus does not constitute a public offering prospectus as that term is understood pursuant to article 652a or 1156 of the Swiss Federal Code of Obligations.

European economic area.  In relation to each Member State of the European Economic Area (Iceland, Norway and Lichtenstein in addition to the member states of the European Union) that has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of the securities to the public in that Relevant Member State prior to the publication of a prospectus in relation to the securities that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the securities to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any securities under, the offer contemplated in this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

•	it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

•	in the case of any securities acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (1) the securities acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the representative of the underwriters has been given to the offer or resale; or (2) where securities have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those securities to it is not treated under the Prospectus Directive as having been made to such persons.

For the purposes of the provisions in the two immediately preceding paragraphs, the expression an “offer of the securities to the public” in relation to the securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Arab Emirates.  This prospectus has not been reviewed, approved or licensed by the Central Bank of the United Arab Emirates (the “UAE”), Emirates Securities and Commodities Authority or any other relevant licensing authority in the UAE including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai International Financial Services Authority (the “DFSA”), a regulatory authority of the Dubai International Financial Centre (the “DIFC”). The issue of ADSs does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies law, Federal Law No. 8 of 1984 (as amended), DFSA Offered Securities Rules and the Dubai International Financial Exchange Listing Rules, accordingly or otherwise.

The ADSs may not be offered to the public in the UAE and/or any of the free zones including, in particular, the DIFC. The ADSs may be offered and this document may be issued, only to a limited number of investors in the UAE or any of its free zones (including, in particular, the DIFC) who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned. The representatives represent and warrant the ADSs will not be offered, sold, transferred or delivered to the public in the UAE or any of its free zones, in particular the DIFC.

Hong Kong.  The ADSs may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

PRC.  This prospectus may not be circulated or distributed in the PRC and the ADSs may not be offered or sold, and will not offer or sell to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Cayman Islands.  This prospectus does not constitute a public offer of the ADSs, whether by way of sale or subscription, in the Cayman Islands. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

Electronic offer, sale and distribution of ADSs.  A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of ADSs to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Other relationships.  Certain of the underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us and our affiliates for which they have received, and may in the future receive, customary fees.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, which are expected to be incurred in connection with the offer and sale of the ADSs by us and, if the overallotment option is exercised, the selling shareholders. With the exception of the SEC registration fee and the Financial Industry Regulatory Authority filing fee, all amounts are estimates.

SEC registration fee	$7,216
NYSE listing fee	$125,000
Financial Industry Regulatory Authority filing fee	$13,000
Printing and engraving expenses	$100,000
Legal fees and expenses	$1,069,000
Accounting fees and expenses	$809,000
Miscellaneous	$80,000

Total	$2,203,216

Expenses for this offering will be borne by us, except for certain insignificant legal fees and expenses which will be borne by the selling shareholders.

LEGAL MATTERS

The validity of the ADSs and certain other legal matters as to the United States federal securities and New York State law in connection with this offering will be passed upon for us by Shearman & Sterling LLP. Certain legal matters as to the United States federal securities and New York State law in connection with this offering will be passed upon for the underwriters by Jones Day. The validity of the ordinary shares represented by the ADSs offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder. Legal matters as to PRC law will be passed upon for us by Beijing Mingtai Law Firm and for the underwriters by Jingtian & Gongcheng. Shearman & Sterling LLP may rely upon Maples and Calder with respect to matters governed by Cayman Islands law and Beijing Mingtai Law Firm with respect to matters governed by PRC law. Jones Day may rely upon Maples and Calder with respect to matters governed by Cayman Islands law and Jingtian & Gongcheng with respect to matters governed by PRC law.

EXPERTS

Our audited financial statements included in this prospectus and elsewhere in this registration statement have been audited by GHP Horwath, P.C., an independent registered public accounting firm, for the periods and to the extent set forth in their report appearing herein and elsewhere in this registration statement. Such financial statements have been so included in reliance upon the report of such firm given upon the firm’s authority as experts in accounting and auditing.

The offices of GHP Horwath, P.C. are located at 1670 Broadway, Suite 3000, Denver, Colorado 80202, U.S.A.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act with respect to underlying ordinary shares represented by the ADSs, to be sold in this offering. A related registration statement on F-6 will be filed with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon completion of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Additional information may also be obtained over the Internet at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with IFRS, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

CHINA XINIYA FASHION LIMITED

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
China Xiniya Fashion Limited

We have audited the accompanying statements of financial position of China Xiniya Fashion Limited (“the Company”) as of December 31, 2009, 2008 and 2007, and the related statements of comprehensive income, changes in equity, and cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of China Xiniya Fashion Limited as of December 31, 2009, 2008 and 2007, and the results of its operations and cash flows for each of the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/  GHP HORWATH, P.C.

Denver, Colorado
July 16, 2010,
except for Note 18(ii) as to which the date is November 4, 2010.

CHINA XINIYA FASHION LIMITED

STATEMENTS OF COMPREHENSIVE INCOME
 (Expressed in Thousands of Chinese Renminbi Yuan, except share and per share amounts)
For the Years Ended December 31, 2007, 2008 and 2009, and the Nine Months Ended September 30, 2009 and 2010 (unaudited)

		December 31,	December 31,	December 31,	September 30,	September 30,
	Notes	2007	2008	2009	2009	2010
					(unaudited)	(unaudited)

Revenue		251,898	479,711	672,075	415,208	565,696
Cost of sales		(169,991)	(313,521)	(438,773)	(279,480)	(375,276)

Gross Profit		81,907	166,190	233,302	135,728	190,420
Interest income		459	677	793	552	611
Selling and distribution expenses		(9,568)	(15,925)	(8,744)	(6,427)	(9,035)
Administrative expenses		(3,412)	(6,813)	(2,898)	(2,072)	(4,053)

Profit Before Taxation	4	69,386	144,129	222,453	127,781	177,943
Income tax expense	5	—	(18,112)	(28,109)	(16,212)	(22,456)

Profit for the year		69,386	126,017	194,344	111,569	155,487

Earnings per share attributable to the equity owners of the Company—Basic (in RMB)		0.35	0.63	0.97	0.56	0.78

Weighted average shares outstanding in the period		200,000,000	200,000,000	200,000,000	200,000,000	200,000,000

The annexed notes form an integral part of and should be read in conjunction with the financial statements.

CHINA XINIYA FASHION LIMITED

STATEMENTS OF FINANCIAL POSITION
(Expressed in Thousands of Chinese Renminbi Yuan)
As at December 31, 2007, 2008 and 2009 and September 30, 2010 (unaudited)

		December 31,	December 31,	December 31,	September 30,
	Notes	2007	2008	2009	2010
					(unaudited)

ASSETS
Non-Current Assets
Property, plant and equipment	7	3,811	3,294	2,776	1,725
Deferred offering costs		—	—	—	6,794

		3,811	3,294	2,776	8,519

Current Assets
Cash and cash equivalents		100,056	156,639	142,302	242,396
Trade receivables	8	—	50,657	127,819	276,014
Inventories	9	689	3,494	11,018	19,208
Other receivables and prepayments	10	2,987	6,314	2,575	2,020

		103,732	217,104	283,714	539,638

Total assets		107,543	220,398	286,490	548,157

EQUITY AND LIABILITIES
Share capital		9,843	9,843	9,843	67
Additional paid-in capital		—	—	—	9,776
Statutory reserve	12	11,542	24,220	43,897	43,897
Retained earnings		—	113,339	174,667	330,154

Total equity		21,385	147,402	228,407	383,894
Current Liabilities
Trade payables		10,982	43,760	28,017	114,369
Other payables and accruals	11	75,176	21,989	18,168	37,073
Tax payable		—	7,247	11,898	12,821

Total current liabilities		86,158	72,996	58,083	164,263

Total equity and liabilities		107,543	220,398	286,490	548,157

The annexed notes form an integral part of and should be read in conjunction with the financial statements.

CHINA XINIYA FASHION LIMITED

STATEMENTS OF CHANGES IN EQUITY
(Expressed in Thousands of Chinese Renminbi Yuan)
For the Years Ended December 31, 2007, 2008 and 2009 and the Nine Months Ended September 30, 2009 and 2010 (unaudited)

	Attributable to the Company’s Equity Holders
		Additional
	Share	Paid-in	Statutory	Retained	Total
	Capital	Capital	Reserve	Earnings	Equity

Balance at January 1, 2007	3,066	—	4,454	—	7,520
Issuance of share capital	6,777	—	—	—	6,777
Profit for the year	—	—	—	69,386	69,386
Transfer to statutory reserve	—	—	7,088	(7,088)	—
Dividends declared (Note 6)	—	—	—	(62,298)	(62,298)

Balance at December 31, 2007	9,843	—	11,542	—	21,385
Profit for the year	—	—	—	126,017	126,017
Transfer to statutory reserve	—	—	12,678	(12,678)	—

Balance at December 31, 2008	9,843	—	24,220	113,339	147,402
Profit for the period (unaudited)	—	—	—	111,569	111,569

Balance at September 30, 2009 (unaudited)	9,843	—	24,220	224,908	258,971

Balance at December 31, 2008	9,843	—	24,220	113,339	147,402
Profit for the year	—	—	—	194,344	194,344
Transfer to statutory reserve	—	—	19,677	(19,677)	—
Dividends paid (Note 6)	—	—	—	(113,339)	(113,339)

Balance at December 31, 2009	9,843	—	43,897	174,667	228,407
Reorganization	(9,776)	9,776	—	—	—
Profit for the period (unaudited)	—	—	—	155,487	155,487

Balance at September 30, 2010 (unaudited)	67	9,776	43,897	330,154	383,894

The annexed notes form an integral part of and should be read in conjunction with the financial statements.

CHINA XINIYA FASHION LIMITED

STATEMENTS OF CASH FLOWS
(Expressed in Thousands of Chinese Renminbi Yuan)
For the Years Ended December 31, 2007, 2008 and 2009 and the Nine Months Ended September 30, 2009 and 2010 (unaudited)

		December 31,	December 31,	December 31,	September 30,	September 30,
	Notes	2007	2008	2009	2009	2010
					(unaudited)	(unaudited)

Cash Flows from Operating Activities
Profit before taxation		69,386	144,129	222,453	127,781	177,943
Adjustments for :
Depreciation of property, plant and equipment	7	513	517	518	390	306
Loss on disposal of property, plant and equipment		—	—	—	—	351

Operating profit before working capital changes		69,899	144,646	222,971	128,171	178,600
Decrease/(increase) in inventories		1,316	(2,805)	(7,524)	(20,070)	(8,190)
Decrease/(increase) in trade receivables		—	(50,657)	(77,162)	44,435	(148,195)
(Increase)/decrease in other receivables and prepayment		(1,934)	(4,244)	4,506	3,504	(348)
(Decrease)/increase in trade payables		(827)	32,778	(15,743)	43,271	86,352
Increase/(decrease) in other payables and accruals		2,935	9,111	(3,821)	1,171	9,277

Cash generated by operating activities		71,389	128,829	123,227	200,482	117,496
Income tax paid		—	(10,865)	(23,458)	(14,204)	(21,533)

Net cash generated by operating activities		71,389	117,964	99,769	186,278	95,963
Cash Flows from Investing Activities
Proceeds from the disposal of property, plant and equipment		—	—	—	—	396
Acquisition of property, plant and equipment	7	(104)	—	—	—	(2)

Net cash (used in) provided by investing activities		(104)	—	—	—	394
Cash Flows from Financing Activities
Issuance of share capital		6,777	—	—	—	—
Dividends paid		(38,585)	(62,298)	(113,339)	—	—
Deferred offering costs		—	—	—	—	(6,794)
(Decrease)/increase in advance to and from director		(4,246)	917	(767)	(135)	10,531

Net cash (used in) provided by financing activities		(36,054)	(61,381)	(114,106)	(135)	3,737
Net increase/(decrease) in cash and cash equivalents		35,231	56,583	(14,337)	186,143	100,094
Cash and cash equivalents at beginning of year/period		64,825	100,056	156,639	156,639	142,302

Cash and cash equivalents at end of year/period		100,056	156,639	142,302	342,782	242,396

The annexed notes form an integral part of and should be read in conjunction with the financial statements.

CHINA XINIYA FASHION LIMITED

NOTES TO THE FINANCIAL STATEMENTS

1.	Organization

Fujian Xiniya Garments and Weaving Co., Ltd. (“Xiniya” or the “Company”) was incorporated in the People’s Republic of China (“PRC”) in October 2005 with a Registered Capital of HK$10 million (RMB9.8 million), of which RMB3.1 million was contributed in 2006 and RMB6.7 million was contributed in 2007. Xiniya is a manufacturer and distributor of men’s apparel. Pursuant to January 2005 and September 2005 agreements between Mr Hing Tuen Wong (“Mr. Wong”) and Mr QiMing Xu (“Mr. Xu”), the Company’s founder and Chief Executive Officer, Mr Xu was granted effective control over the Company, including the right to receive dividends declared and to transfer equity interests to third parties, and Mr Wong was registered to be the Company’s shareholder. Accordingly, Mr. Xu is the controlling person and beneficial owner of the Company. The Registered Capital was provided pursuant to a loan agreement executed by Mr. Xu and three Hong Kong investors (“the Investors”). The loan agreement provided that Mr. Xu would repay the HK$10 million, plus interest at 10% per annum, to the Investors if the Company incurred losses in any of the years ended December 31, 2006, 2007 or 2008, or if the Company failed to achieve aggregate profits of less than HK$100 million for the three years ended December 31, 2008. The loan agreement also provided that if the Company achieved aggregate profits of more than HK$100 million, the loan would be satisfied through the transfer of 20% of Mr. Xu’s equity interests in the Company to the Investors. Mr. Xu and the Investors further agreed that Mr. Xu would grant protective rights to the Investors for all dividends distributed by Xiniya for the three years ended December 31, 2008, which rights would not affect the strategic operating and financing policies of Xiniya, all of which were retained by Mr. Xu. The financial statements as of and for the three years ended December 31, 2007, 2008 and 2009 were authorized for issue by resolution of the Board of Directors on July 16, 2010. The registered office of the Company is at Xiniya Industry Building, Liang Zhong Chang, Jin Jiang City, Fujian Province 362200, PRC and its operations are conducted from Jin Jiang City, Fujian Province in the PRC. All of the Company’s customers are located in the PRC.

In January 2009, Xiniya Holdings Limited (“Xiniya HK”) (Registration No. 1301502) was incorporated with an authorized share capital of 10,000 ordinary shares, par value HK$1, of which 100 shares were issued to Mr. Wong, on behalf of Mr. Xu, at incorporation. Mr. Xu is the controlling person and beneficial owner of Xiniya Hong Kong. In January 2010, Xiniya HK acquired 100% of the equity interests of Xiniya for HK$10 million, which consideration was subsequently waived.

In June 2010, China Xiniya Fashion Limited was incorporated in the Cayman Islands with an authorized share capital of 50,000 shares, par value US$1, of which 1 share was issued at incorporation. In July 2010, China Xiniya Fashion Limited acquired 100% of the equity interests in Xiniya HK for HK$100. In July 2010, an additional 9,999 shares of US$1 each were issued, of which 20% were issued to the Investors in satisfaction of the loan agreement. (Note 18(ii))

At the time of these transactions, Xiniya HK and China Xiniya Fashion Limited had no other operating activities, and Xiniya, Xiniya HK and China Xiniya Fashion Limited were controlled by Mr Xu. Accordingly, in 2010 these transactions have been accounted for as a common control transaction in a manner similar to a pooling of interests.

Basic earnings per share is calculated by dividing net income attributable to the equity holders of the Company by the weighted average number of ordinary shares outstanding during each of the periods reported. In accordance with IAS 33, the weighted average ordinary shares outstanding during the respective periods have been retrospectively adjusted to reflect the July 2010 capitalization that resulted in the issuance of 10,000 ordinary shares of China Xiniya Fashion Limited.

CHINA XINIYA FASHION LIMITED

NOTES TO THE FINANCIAL STATEMENTS

2.	Basis of Presentation

The financial statements have been prepared in accordance with International Financial Reporting Standards and related interpretations (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) which have been consistently applied. The financial statements have been prepared on the historical cost and accrual basis. The financial statements of the Company are presented in Chinese Renminbi Yuan (“RMB”). All intercompany accounts and balances are eliminated upon consolidation.

The accompanying statement of financial position as of September 30, 2010, the statements of comprehensive income and cash flows for the nine months ended September 30, 2009 and 2010 and the statement of changes in equity for the nine months ended September 30, 2009 and 2010, have been prepared by the Company without audit and following the same accounting policies and methods of computation as compared to the year ended December 31, 2009. In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows for such periods have been made. The results of operations for the nine months ended September 30, 2010 (unaudited), are not necessarily indicative of operating results for the full year.

The following new standards and amendments to standards are mandatory for the first time for the financial year beginning January 1, 2009.

IAS 1 (Revised), Presentation of Financial Statements

The revised standard prohibits the presentation of items of income and expenses (that is ‘non-owner changes in equity’) in the statement of changes in equity, requiring ‘non-owner changes in equity’ to be presented separately from owner changes in equity. All ‘non-owner changes in equity’ are required to be shown in a performance statement.

Entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the income statement and statement of comprehensive income).

The Company has elected to present one statement of comprehensive income. The financial statements have been prepared under the revised disclosure requirements.

Improvements to IFRSs (2008)

Effective January 1, 2009, the Company adopted the improvements to IFRSs (2008), which is a collection of minor improvements to existing standards.

The application of these other improvements to IFRSs had no material impact on the Company’s financial results or financial position.

Amended IFRS 7, Financial Instruments: Disclosures

Effective January 1, 2009, the Company adopted the amendment to IFRS 7 for financial instruments that are measured in the balance sheet at fair value. This requires disclosure of fair value measurements by level in the following fair value hierarchy:

(i) Quoted market prices (unadjusted) in active markets for identical assets or liabilities (level 1);

(ii) Inputs other than quoted market prices included within level 1 that are observable for the assets or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2);

CHINA XINIYA FASHION LIMITED

NOTES TO THE FINANCIAL STATEMENTS

2.	Basis of Presentation (Continued)

(iii) Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

The application of this amendment had no impact on the Company’s financial results or financial position.

IFRS 8, Operating Segments

Effective from January 1, 2009, this standard replaces IAS 14, Segment Reporting. It requires external segment reporting to be based on an entity’s internal reporting to its “chief operating decision maker”, and upon which decisions on the allocation of resources and assessment of performance of the reportable segments are made.

The application of this new standard did not have an effect on the Company as it operates in only one segment.

IAS 23, Borrowing Costs—amended

In March 2007, the IASB issued amendments to IAS 23, Borrowing Costs. The main change from the previous version is the removal of the option of immediately recognizing as an expense borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale. The cost of an asset will in future include all costs incurred in getting it ready for use or sale. The Company prospectively adopted the amendment as of January 1, 2009 with no material effect on its financial result or financial position.

IFRS 2, Share-based Payment—amended

In January 2008, the IASB issued an amendment to IFRS 2, Share-based Payment. The amendment clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. It also specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment.

The Company adopted the amendment as of January 1, 2009 with no effect on its financial result or financial position as the Company does not have any share-based payments.

IFRIC 13, Customer Loyalty Programs

In June 2007, the IFRIC issued IFRIC 13, Customer Loyalty Programs. IFRIC 13 addresses how companies, that grant their customers loyalty award credits (often called “points”) when buying goods or services, should account for their obligation to provide free or discounted goods or services if and when the customers redeem the points. Customers are implicitly paying for the points they receive when they buy other goods or services. Some revenue should be allocated to the points. Therefore, IFRIC 13 requires companies to estimate the value of the points to the customer and defer this amount of revenue as a liability until they have fulfilled their obligations to supply awards.

The Company adopted the interpretation as of January 1, 2009 with no material effect on its financial results or financial position.

CHINA XINIYA FASHION LIMITED

NOTES TO THE FINANCIAL STATEMENTS

2.	Basis of Presentation (Continued)

IFRIC 16, Hedges of a Net Investment in a Foreign Operation

In July 2008, the IFRIC issued IFRIC 16, Hedges of a Net Investment in a Foreign Operation. IFRIC 16 provides guidance on:

•	identifying the foreign currency risks that qualify as a hedged risk in the hedge of a net investment in a foreign operation;

•	where, within a group, hedging instruments that are hedges of a net investment in a foreign operation can be held to qualify for hedge accounting; and

•	how an entity should determine the amounts to be reclassified from equity to profit or loss for both the hedging instrument and the hedged item.

IFRIC 16 concludes that the presentation currency does not create an exposure to which an entity may apply hedge accounting. Consequently, a parent entity may designate as a hedged risk only the foreign exchange differences arising from a difference between its own functional currency and that of its foreign operation. In addition, the hedging instrument(s) may be held by any entity or entities within the group. While IAS 39 must be applied to determine the amount that needs to be reclassified to profit or loss from the foreign currency translation reserve in respect of the hedging instrument, IAS 21 must be applied in respect of the hedged item.

The interpretation is mandatory for annual periods beginning on or after October 1, 2008. It had no effect on the Company’s financial results or financial position.

Recently issued IFRS

To the extent that new IFRS requirements are expected to be applicable in the future, they have been summarized hereafter. For the year ended December 31, 2009, they have not been applied in preparing these financial statements.

Revised IFRS 3, Business Combinations (2008)

Revised IFRS 3, Business Combinations (2008) incorporates the following changes:

•	The definition of a business has been broadened, which is likely to result in more acquisitions being treated as business combinations;

•	Contingent consideration will be measured at fair value, with subsequent changes therein recognized in profit or loss;

•	Transaction costs, other than share and debt issue costs, will be expensed as incurred;

•	Any pre-existing interest in the acquiree will be measured at fair value with the gain or loss recognized in profit or loss; and

•	Any non-controlling (minority) interest will be measured at either fair value, or at its proportionate interest in the identifiable assets and liabilities of the acquiree, on a transaction-by-transaction basis.

Revised IFRS 3, which becomes mandatory for the Company’s 2010 financial statements, will be applied prospectively and therefore there will be no impact on prior periods in the Company’s 2010 financial statements. The Company expects that Revised IFRS 3 will have an impact on accounting for business combinations once adopted, and the effect is dependent on acquisitions at that time.

CHINA XINIYA FASHION LIMITED

NOTES TO THE FINANCIAL STATEMENTS

2.	Basis of Presentation (Continued)

Amended IAS 27, Consolidated and Separate Financial Statements (2008)

Amended IAS 27, Consolidated and Separate Financial Statements (2008), requires accounting for changes in ownership interests by companies in subsidiaries, while maintaining control, to be recognized as an equity transaction. When a company loses control of a subsidiary, any interest retained in the former subsidiary will be measured at fair value with the gain or loss recognized in profit or loss.

The amendments to IAS 27, which become mandatory for the Company’s 2010 financial statements, are not expected to have an impact on the Company’s financial statements.

IFRIC 17, Distributions of Non-cash Assets to Owners

IFRIC 17, Distributions of Non-cash Assets to Owners, addresses the treatment of distributions in kind to shareholders. A liability has to be recognized when the dividend has been appropriately authorized and is no longer at the discretion of the entity, to be measured at the fair value of the non-cash assets to be distributed. Outside the scope of IFRIC 17 are distributions in which the assets being distributed are ultimately controlled by the same party or parties before and after the distribution (common control transactions).

IFRIC 17, which becomes mandatory for the Company’s 2010 financial statements, with prospective application, is not expected to have a material impact on the Company’s financial statements.

IFRIC 18, Transfers of Assets from Customers

IFRIC 18, Transfers of Assets from Customers addresses the accounting by access providers for property, plant and equipment contributed to them by customers. Recognition of the assets depends on who controls them. When the asset is recognized by the access provider, it is measured at fair value upon initial recognition. The timing of the recognition of the corresponding revenue depends on the facts and circumstances.

IFRIC 18, which becomes mandatory for the Company’s 2010 financial statements, with prospective application, is not expected to have a material impact on the Company’s financial statements.

Amendment to IAS 39, Financial Instruments: Recognition and Measurement—Eligible Hedged Items

Amendment to IAS 39, Financial Instruments: Recognition and Measurement—Eligible Hedged Items, provides additional guidance concerning specific positions that qualify for hedging (“eligible hedged items”).

The amendment to IAS 39, which becomes mandatory for the Company’s 2010 financial statements, with retrospective application, is not expected to have a material impact on the Company’s financial statements.

Improvements to IFRSs (2009)

Improvements to IFRSs (2009) are a collection of minor improvements to existing standards.

This collection, which becomes mandatory for the Company’s 2010 financial statements, is not expected to have a material impact on the Company’s financial statements.

Amendment to IAS 32, Financial Instruments: Presentation—Classification of Rights Issues

Amendment to IAS 32, Financial Instruments: Presentation—Classification of Rights Issues, allows rights, options or warrants to acquire a fixed number of the entity’s own equity instruments for a fixed amount of any currency to be classified as equity instruments provided the entity offers the rights, options or warrants pro rata to all of its existing owners of the same class of its own non-derivative equity instruments.

CHINA XINIYA FASHION LIMITED

NOTES TO THE FINANCIAL STATEMENTS

2.	Basis of Presentation (Continued)

The amendment to IAS 32, which becomes mandatory for the Company’s 2010 financial statements, is not expected to have a material impact on the Company’s financial statements.

IFRIC 19, Extinguishing Financial Liabilities with Equity Instruments

IFRIC 19, Extinguishing Financial Liabilities with Equity Instruments provides guidance on the accounting for debt for equity swaps.

IFRIC 19, which becomes mandatory for the Company’s 2010 financial statements, is not expected to have a material impact on the Company’s financial statements.

Revised IAS 24, Related Party Disclosures (2009)

Revised IAS 24, Related Party Disclosures, amends the definition of a related party and modifies certain related party disclosure requirements for government-related entities.

Revised IAS 24 will become mandatory for the Company’s 2010 financial statements, and is not expected to have a material impact on its financial statements.

Amendments to IFRIC 14 and IAS 19, The limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

Amendments to IFRIC 14 and IAS 19, The limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction, removes unintended consequences arising from the treatment of prepayments where there is a minimum funding requirement. These amendments result in prepayments of contributions in certain circumstances being recognized as an asset rather than an expense.

Amendments to IFRIC 14 and IAS 19, which become mandatory for the Company’s 2010 financial statements, is not expected to have a material impact on the Company’s financial statements.

IFRS 9, Financial Instruments

IFRS 9, Financial Instruments, is the first standard issued as part of a wider project to replace IAS 39. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The guidance in IAS 39 on impairment of financial assets and hedge accounting continues to apply. Prior periods need not be restated if an entity adopts the standard for reporting periods beginning before January 1, 2012.

IFRS 9, which becomes mandatory for the Company’s 2013 financial statements, is not expected to have a material impact on the Company’s financial statements.

3.	Significant Accounting Policies

(a)	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. If necessary, accumulated losses will be recognized. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to the working condition and location for its intended use. Expenditure incurred after property, plant and equipment have been put into operation, such as repairs and maintenance, is normally expensed in the period in which incurred. In situations where it can be clearly demonstrated that the

CHINA XINIYA FASHION LIMITED

NOTES TO THE FINANCIAL STATEMENTS

3.	Significant Accounting Policies (Continued)

expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the property, plant and equipment, and the expenditure of the item can be measured reliably, the expenditure is capitalized as an additional cost of that asset.

Depreciation is calculated on a straight-line basis, considering any estimated residual values, over the following estimated useful lives:

Plant and machinery	5-10 years
Furniture, fixtures and office equipment	5-10 years

(b)	Impairment of non- financial assets

An assessment is made at each balance sheet date of whether there is any indication of impairment of the Company’s property, plant and equipment, or whether there is any indication that an impairment loss previously recognized for an asset in prior years may no longer exist or may have decreased. If any such indication exists, the asset’s recoverable amount is estimated. An asset’s recoverable amount is calculated as the higher of the asset’s value in use or its net selling price.

An impairment loss is recognized only if the carrying amount of an asset exceeds its recoverable amount. An impairment loss is expensed in the period in which it arises.

A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount of an asset, however not to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years.

A reversal of an impairment loss is credited to the income statement in the period in which it arises. There was no impairment recorded during the years ended December 31, 2007, 2008 and 2009, and the nine months ended September 30, 2010 (unaudited).

(c)	Trade receivables

Trade receivables are measured on initial recognition at fair value, and are subsequently measured at amortized cost using the effective interest rate method, except where the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less impairment losses for doubtful accounts. Appropriate allowances for estimated doubtful accounts are recognized in the income statement when there is objective evidence that the receivable is impaired. The allowance recognized is measured as the difference between the receivable’s carrying amount and the present value of estimated future cash flows discounted at the effective interest rate computed on initial recognition.

(d)	Cash and cash equivalents

For the purpose of the cash flow statements, cash and cash equivalents consist of cash on hand and in banks.

(e)	Financial liabilities

The Company’s financial liabilities include trade payables and other payables and accruals that are initially measured at cost, which approximates fair value, and subsequently measured at amortized cost, using the effective interest rate method, unless the effect of discounting would be immaterial. In such cases, they are stated at cost.

CHINA XINIYA FASHION LIMITED

NOTES TO THE FINANCIAL STATEMENTS

3.	Significant Accounting Policies (Continued)

(f)	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average method, and in the case of work in progress and finished goods, comprises direct material, direct labor and those overheads that have been incurred in bringing the inventories to their present location and condition. Net realizable value is calculated as the actual or estimated selling price less all further costs of completion and the estimated costs necessary to make the sale.

(g)	Provisions

Provisions are recognized when it is probable that present obligations will lead to an outflow of economic resources which can be estimated reliably. The timing or amount of the outflow may still be uncertain. A present obligation arises from the presence of a legal or constructive commitment that has resulted from past events.

Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the end of each reporting period, including the risks and uncertainties associated with the present obligation. Any reimbursement expected to be received in the course of settlement of the present obligation is recognized as a separate asset, not exceeding the amount of the related provision. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. In addition, long term provisions are discounted to their present values, where time value of money is material.

When the possible outflow of economic resources, as a result of present obligations, is considered impossible or remote, or the amount to be provided cannot be measured reliably, no contingent liability is recognized.

(h)	Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sales of goods in the ordinary course of the group’s activities. Revenue is shown net of value-added tax and rebates and is generally higher for the Company’s autumn and winter collections and lower for spring and summer products due to seasonality of demand for business and leisure menswear and the differences in selling prices for seasonal collections. Accordingly, revenues, operating income and the profits are typically higher in the second half of the year.

The Company recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and when specific criteria have been met for each of the Company’s activities as described below.

(a) Sales of goods—distributors and department store chains

The Company manufactures and sells a range of menwear products through distributors and department store chains. Revenues are recognized upon delivery products to distributors and department store chains, and when there is no unfulfilled obligation that could affect distributor and department store chain acceptance of products. Delivery does not occur until the products have been delivered to the specific location and the risk of loss has been transferred to distributors and department store chains. The Company does not incur significant purchasing, receiving or warehousing costs. The Company does not charge its customers for delivery costs and handling fees. Delivery costs to distributors and department store chains incurred by the Company are recorded in selling and distribution expenses.

CHINA XINIYA FASHION LIMITED

NOTES TO THE FINANCIAL STATEMENTS

3.	Significant Accounting Policies (Continued)

Revenues are recorded based on the price specified in the sales contracts, net of value-added tax, and sales rebates and returns estimated at the time of sale. The Company accepts product returns from distributors and department store chains for quality reasons and only if the distributors and store chains follow Company procedures in processing the returned products. Accumulated experience is used to estimate and provide for returns. Sales rebates are estimated based on anticipated annual purchases. No element of financing is deemed present as sales are made with a credit term of 90 days for our distributors and the department stores that sell our products, which is consistent with market practice. Credit terms for distributors were 60 days from 2007 to December 2008 and 90 days from December 2008 to the present. Credit terms for department store chains that sell our products were 30 days from 2007 to December 2008, 60 days from December 2008 to the end of 2009 and 90 days in 2010.

(b) Sales of goods—retail

The Company operates a retail outlet for the sale of menswear products. Revenues are recognized at the time of register receipt.

Retail sales returns within three days will be accepted only for quality reasons. Accumulated experience is used to estimate and provide for such returns at the time of sale. The Company does not operate any retail customer loyalty programs. Loyalty programs may be offered by distributors and store chains who bear all related program costs.

(c) Interest income

Interest income is recognized using the effective interest method.

(i)	Advertising

Expenditure on advertising and promotion activities is recognised as an expense when it is incurred. A significant amount of the Company’s promotion costs result from payments under endorsement contracts. Accounting for endorsement payments is based upon specific contract provisions. Generally, endorsement payments are expensed on a straight-line basis over the terms of the contracts after giving recognition to performance compliance provisions of the contracts. Prepayments under the contract are included in other receivables and prepayments.

(j)	Income tax

Income tax expense comprises current and deferred tax.

Current tax is the expected tax payable on the taxable income for each year using tax rates enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years. PRC corporate income tax is provided at rates applicable to an enterprise in the PRC on taxable income.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable income, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are recognized to the extent that it is probable that taxable income will be available against which deductible temporary differences can be utilized.

CHINA XINIYA FASHION LIMITED

NOTES TO THE FINANCIAL STATEMENTS

3.	Significant Accounting Policies (Continued)

(k)	Value Added Tax (“VAT”)

Sales of goods in the PRC are subject to VAT at 17% (output VAT). Input tax on purchases can be deducted from output VAT. The net amount of VAT recoverable from, or payable to, the taxation authority is included as part of other receivables or other payables in the balance sheet.

Revenues, expenses and assets are recognized net of VAT except:

•	Where the VAT incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the VAT is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

•	Receivables and payables are stated with VAT included.

(l)	Social benefits contributions

Pursuant to the relevant regulations of the PRC government, the Company participates in a local municipal government social benefits plan, and is required to contribute a certain percentage of the basic salaries of its employees to fund their retirement benefits. The local municipal government undertakes to assume the retirement benefits obligations of all existing and future retired employees. The Company’s only obligation is to pay the ongoing required contributions. Contributions are charged to expense as incurred. There are no provisions whereby forfeited contributions may be used to reduce future contributions. Amounts contributed during the years ended December 31, 2007, 2008 and 2009, and the nine months ended September 30, 2009 and 2010, are disclosed in Note 4.

(m)	Functional currency

Items included in the financial statements of the Company are measured using the currency of the primary economic environment in which it operates (the “functional currency”). The Company’s principal operations are conducted in the PRC. Accordingly, the financial statements are presented in RMB.

(n)	Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the lessor are accounted for as operating leases. Annual rentals applicable to such operating leases are charged to expense on a straight-line basis over the lease terms except where an alternative basis is more representative of the pattern of benefits to be derived from the leased assets. Lease incentives received are recognized in the income statements as an integral part of the aggregate net lease payments made. Contingent rentals are charged to the income statements in the accounting period in which they are incurred.

(o)	Use of Estimates

Preparation of the financial statements in conformity with IFRS requires the use of judgements, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for each period. Significant items related to such estimates are discussed at Note 16. Actual results could differ from those estimates.

CHINA XINIYA FASHION LIMITED

NOTES TO THE FINANCIAL STATEMENTS

3.	Significant Accounting Policies (Continued)

(p)	Deferred offering costs

Deferred offering costs include registration and other regulatory fees, amounts paid to legal, accounting and other professional advisors, printing costs and stamp duties, excluding management salaries, items normally included in general and administrative expenses or other recurring costs. Specifically, legal and accounting fees do not include any fees that would have been incurred in the absence of such issuance. These listing costs are direct incremental costs attributable to a proposed offering of securities. The deferred offering costs related to a public offering are classified as a long-term intangible asset. The transaction costs of an equity transaction are accounted for as a deduction from equity (net of any related income tax benefit) to the extent they are incremental costs directly attributable to the equity transaction that otherwise would have been avoided. The costs of an equity transaction that is abandoned are recognized as an expense. A short postponement (up to 90 days) does not represent an aborted offering.

4.	Profit Before Taxation

Profit before taxation is arrived at as follows:

	Year Ended December 31,			Nine Months Ended September 30,
	2007	2008	2009	2009	2010
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
				(unaudited)	(unaudited)

After Charging:
Cost of sales	169,991	313,521	438,773	279,480	375,276
Raw material consumed	44,782	80,739	85,543	35,502	7,532
Depreciation*	513	517	518	390	306
Research and development expenses	7,988	8,260	9,293	7,782	6,664
Transport costs	1,002	2,159	3,268	2,082	4,011
Directors
- salaries and related cost	263	—	—	—	—
- social benefits contribution	6	—	—	—	—
Key management personnel (other than directors)
- salaries and related cost	570	531	694	511	963
- social benefits contribution	23	29	43	28	41
Other than directors and key management personnel
- salaries and related cost	13,409	18,146	21,557	11,768	5,389
- social benefits contribution	1,397	1,546	1,851	1,346	430
Advertising and promotion	7,429	11,409	4,505	3,669	2,786

*	Depreciation expenses of approximately RMB 412,000, RMB 416,000, RMB 416,000, RMB 312,000 (unaudited) and RMB 210,000 (unaudited) have been included in cost of sales for the years ended December 31, 2007, 2008 and 2009, and the nine months September 30, 2009 and 2010 (unaudited) respectively

CHINA XINIYA FASHION LIMITED

NOTES TO THE FINANCIAL STATEMENTS

5.	Income Tax Expense

In accordance with the Income Tax Law of the PRC for Enterprises with Foreign Investment and Foreign Enterprise (“Tax Law”), the Company is entitled to a full exemption from state income tax for its first two profit-making years and a 50% reduction in state income tax for the next three years. The first profit-making year commenced in 2006. Accordingly, the Company was fully exempted from state and local income tax at the 33% rate applicable in 2007, and had a 50% exemption from the 25% rate applicable in 2008 and 2009. The 50% exemption is expected to apply in 2010. The exemption amounted to RMB 22.9 million, RMB 18.1 million and RMB 28.1 million or RMB 2,290, RMB 1,811 and RMB 2,811 per share for the years ended December 31, 2007, 2008 and 2009, and RMB 16.2 million and RMB 22.5 million or RMB 1,621 and RMB 2,246 per share for the nine months ended September 30, 2009 and 2010 (unaudited) respectively.

No deferred tax has been provided as there were no significant temporary differences that give rise to a deferred tax asset or liability at December 31, 2007, 2008 and 2009 and September 30, 2010 (unaudited).

The reconciliation between tax expense and accounting profit at applicable tax rates is as follows:

	Year Ended December 31,			Nine Months Ended September 30,
	2007	2008	2009	2009	2010
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
				(unaudited)	(unaudited)

Profit before taxation	69,386	144,129	222,453	127,781	177,943

Computed expected income tax expense	22,897	36,032	55,613	31,945	44,486
Tax exemption	(22,897)	(18,112)	(28,109)	(16,212)	(22,456)
Others	—	192	605	479	426

Income tax expense	—	18,112	28,109	16,212	22,456

6.	Dividends

Dividends of RMB62.3 million and RMB113.3 million which were derived from profits for the years ended December 31, 2007 and 2008, respectively were paid in January 2008 and December 2009, respectively. These dividends were not calculated or paid on a per share basis. Therefore, the rate of dividend and the number of shares ranking for dividends are not presented as such information is not meaningful.

CHINA XINIYA FASHION LIMITED

NOTES TO THE FINANCIAL STATEMENTS

7.	Property, Plant and Equipment

		Furniture,
	Plant and	Fixtures and
	Machinery	Office Equipment	Total
	RMB’000	RMB’000	RMB’000

Cost
At January 1, 2007	4,257	542	4,799
Additions	101	3	104

At December 31, 2007	4,358	545	4,903
Additions	—	—	—

At December 31, 2008	4,358	545	4,903
Additions	—	—	—

At December 31, 2009	4,358	545	4,903
Additions (unaudited)	—	2	2
Disposals (unaudited)	(1,185)	(60)	(1,245)

At September 30, 2010 (unaudited)	3,173	487	3,660

Accumulated Depreciation
At January 1, 2007	463	116	579
Charge for the year	410	103	513

At December 31, 2007	873	219	1,092
Charge for the year	414	103	517

At December 31, 2008	1,287	322	1,609
Charge for the year	415	103	518

At December 31, 2009	1,702	425	2,127
Charge for the period (unaudited)	236	70	306
Disposals (unaudited)	(454)	(44)	(498)

At September 30, 2010 (unaudited)	1,484	451	1,935

Net Book Value
At December 31, 2007	3,485	326	3,811

At December 31, 2008	3,071	223	3,294

At December 31, 2009	2,656	120	2,776

At September 30, 2010 (unaudited)	1,689	36	1,725

All property, plant and equipment held by the Company are located in the PRC.

8.	Trade Receivables

Trade receivables generally have credit terms ranging from 30—60 days for 2007, 2008, 60-90 days in 2009, and 90 days in 2010.

CHINA XINIYA FASHION LIMITED

NOTES TO THE FINANCIAL STATEMENTS

8.	Trade Receivables (Continued)

The aging analysis of trade receivables as at December 31, 2007 and 2008 and 2009 and as of September 30, 2010 (unaudited) was as follows:

	As at December 31			As at
	2007	2008	2009	September 30, 2010
	RMB’000	RMB’000	RMB’000	RMB’000
				(unaudited)

Trade receivable
- within 30 days	—	49,256	52,901	186,215
- 31 days to 60 days	—	1,401	60,498	89,264
- 61 days to 90 days	—	—	14,420	535

	—	50,657	127,819	276,014

During the years ended December 31, 2007, 2008 and 2009, and the nine months ended September 30, 2010 (unaudited), there were no trade receivables written off and no allowance for uncollectible amounts.

9.	Inventories

	As at December 31,			As at
	2007	2008	2009	September 30, 2010
	RMB’000	RMB’000	RMB’000	RMB’000
				(unaudited)

Raw materials	442	682	310	1,186
Work in progress	—	780	2,026	383
Finished goods	247	2,032	8,682	17,639

	689	3,494	11,018	19,208

During the years ended December 31, 2007, 2008 and 2009, and the nine months ended September 30, 2010 (unaudited), there was no inventory written off and no allowance for inventory obsolescence.

10.	Other Receivables and Prepayments

	As at December 31,			As at
	2007	2008	2009	September 30, 2010
	RMB’000	RMB’000	RMB’000	RMB’000
				(unaudited)

Prepayment	1,934	6,178	1,672	2,020
Amount owed by a director	1,053	136	903	—

	2,987	6,314	2,575	2,020

As at December 31, 2007, 2008 and 2009, two of the Company’s directors had agreed to offset amounts owed by the Company to one director against amounts owed to the Company by the other director. These agreements were formalized in June 2010. Gross amounts owed by a director were RMB2,986,000, RMB2,986,000 and RMB3,754,000 as of December 31, 2007, 2008 and 2009, respectively, and gross amounts owed to a director were RMB1,933,000, RMB2,851,000 and RMB2,851,000 as of December 31, 2007, 2008 and 2009, respectively. All amounts were unsecured, interest free and due on demand. The net amount owed by a director at December 31, 2009 of RMB903,000 was repaid on June 18, 2010.

CHINA XINIYA FASHION LIMITED

NOTES TO THE FINANCIAL STATEMENTS

11.	Other Payables and Accruals

	As at December 31,			As at
	2007	2008	2009	September 30, 2010
	RMB’000	RMB’000	RMB’000	RMB’000
				(unaudited)

Provision for withholding tax	285	1,140	1,140	1,398
VAT payable	2,042	5,402	3,559	12,703
Deposits received from distributors	5,000	5,000	5,000	5,000
Accrued liabilities	5,551	10,447	8,469	8,344
Payable to a director	—	—	—	9,628
Dividends payable	62,298	—	—	—

	75,176	21,989	18,168	37,073

Accrued liabilities consist mainly of accrued wages and related staff welfare charges.

Advances from customers consist of deposits received from customers for the purchase of goods.

At September 30, 2010 (unaudited) payable to a director is for expenses paid by the director on the Company’s behalf. The amounts are unsecured, interest free and due on demand.

12.	Statutory Reserves

In accordance with the relevant laws and regulations of the PRC, entities established in the PRC are required to transfer 10% of profits after taxation (in accordance with the accounting regulations of the PRC) to a statutory reserve, until the reserve balance reaches 50% of the entity’s registered capital. The reserve may be used to offset accumulated losses or to increase the registered capital, subject to approval from the PRC authorities, and are not available to dividend distribution to equity owners. Transfers to the statutory reserve for the years ended December 31, 2007, 2008 and 2009 were RMB 7 million, RMB 12.7 million and RMB 19.7 million, respectively.

13.	Commitments

Operating leases commitments

Future minimum lease payments under non-cancellable operating leases are as follows:

	As at December 31,			As at
	2007	2008	2009	September 30, 2010
	RMB’000	RMB’000	RMB’000	RMB’000
				(unaudited)

Less than one year	1,396	1,204	984	984
Between one and five years	4,816	4,816	3,813	2,993
Later than five years	2,533	1,329	—	—

	8,745	7,349	4,797	3,977

At December 31, 2009 and September 30, 2010 (unaudited), the amounts included future aggregate minimum lease payments under non-cancellable operating leases for properties located in the PRC.

CHINA XINIYA FASHION LIMITED

NOTES TO THE FINANCIAL STATEMENTS

13.	Commitments (Continued)

Purchase commitments

At December 31, 2009 and September 30, 2010 (unaudited) the Company had outstanding purchase orders for approximately RMB7.5 million and RMB87.8 million, respectively.

14.	Financial Risk Management Objectives—Policies

The Company does not have written risk management policies and guidelines. However, the board of directors meets periodically to analyze and formulate measures to manage the Company’s exposure to market risk, including changes in interest rates. Generally, the Company employs a conservative strategy regarding its risk management. As the Company’s exposure to market risk is kept at a minimum level, the Company has not used any derivatives or other instruments for hedging purposes. The Company does not hold or issue derivative financial instruments for trading purposes.

As at December 31, 2007, 2008 and 2009 and September 30, 2010 (unaudited), the Company’s financial instruments consisted primarily of cash and bank balances, trade receivables, other receivables, and trade payables

(i)	Interest rate risk

The Company’s interest rate risk arises from bank deposits placed with financial institutions. The Company has no other significant exposure to interest rate risk.

(ii)	Credit risk

The carrying amounts of trade receivables and other receivables represent the Company’s maximum exposure to credit risk in relation to its financial assets. The Company has significant concentrations of credit risk as its top ten customers comprise approximately 0%, 42%, 30% and 48% of the trade receivables balance at December 31, 2007, 2008 and 2009, and September 30, 2010 (unaudited), respectively. These customers accounted for approximately 48.9%, 40.1%, 37.1% and 47.8%, of revenues for the years ended December 31, 2007, 2008 and 2009 and for the nine months ended September 30, 2010 (unaudited), respectively. No single customer accounted for more than 10% of revenues for the years ended December 31, 2007, 2008 and 2009 and for the nine months ended September 30, 2009 and 2010 (unaudited).

Ongoing credit evaluation is performed on the Company’s customers’ financial condition and generally, no collateral is requested from customers. The provision for impairment losses for doubtful accounts is based upon a review of the expected collection of all trade and other receivables.

No impairment loss was recognized in 2007, 2008, 2009 as all receivables were subsequently collected in full. No impairment loss was recognized in the nine months ended September 30, 2010 (unaudited) as no impairment indicators were present based on the aging at September 30, 2010 (unaudited) and the Company’s historical collection experience.

(iii)	Fair value

The fair values of the Company’s financial assets and liabilities are not materially different from their carrying amounts because of their immediate or short term maturity.

CHINA XINIYA FASHION LIMITED

NOTES TO THE FINANCIAL STATEMENTS

15.	Capital Management

The Company’s objectives for managing capital are:

(a) To safeguard the Company’s ability to continue as a going concern, so that it continues to provide returns to shareholders and benefits for other stakeholders;

(b) To support the Company’s stability and growth; and

(c) To provide capital for the purpose of strengthening the Company’s risk management capability.

The Company actively and regularly reviews and manages its capital structure to ensure optimal capital structure and shareholders’ returns, taking into consideration the future capital requirements of the Company and capital efficiency, prevailing and projected profitability, projected operating cash flows, projected capital expenditures and projected investment opportunities. The Company currently does not have a formal dividend policy.

16.	Critical Accounting Estimates

Estimates are continually evaluated and are based on historical experiences and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Estimates and assumptions are made concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(i)	Depreciation of property, plant and equipment

Property, plant and equipment are depreciated on a straight-line basis over their useful lives. Management estimates the useful lives of plant and equipment according to the common life expectancies applied in the apparel-manufacturing industry. Changes in the expected level of usage and technological developments could impact the economic useful lives and the residual values of these assets, therefore future depreciation charges could be revised.

(ii)	Impairment of trade receivables

Management assesses the collectability of trade receivables. This estimate is based on the credit history of customers and current market conditions. Management reassesses the impairment losses at each balance sheet date and makes provisions, if necessary.

(iii)	Net realizable value of inventories

Net realizable value of inventories is the estimated selling price in the ordinary course of business, less estimated costs of completion and selling expenses. These estimates are based on current market conditions and the historical expense of selling products of a similar nature. Changes in selling price could be significant as a result of increasing or decreasing competition.

(iv)	Income tax

The Company is liable for income taxes in the PRC. Significant judgement is required in determining the provision for income taxes. There may be claims for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for expected tax issues based on estimates of whether additional taxes will be due. When the final tax outcome of these matters is different from the

CHINA XINIYA FASHION LIMITED

NOTES TO THE FINANCIAL STATEMENTS

16.	Critical Accounting Estimates (Continued)

amounts that were initially recognized, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

17.	Related Party Transactions

In addition to the transactions and balances detailed elsewhere in the notes to the financial statements, the Company had the following transactions with related parties.

	Year Ended December 31,			Nine Month Ended September 30,
	2007	2008	2009	2009	2010
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
				(unaudited)	(unaudited)

Factory rental paid to a related party	984	984	984	738	738
Royalty fees for use of trademark	—	3,190	—	—	—

Factory rental paid represents payments to an entity controlled by Mr. Xu’s family. The lease is for ten years through October 2014 and provides for annual rent of RMB 984,000.

Royalty fees for use of trademark represent fees paid to Mr. Xu and were calculated as a percentage of revenues earned after January 1, 2008. Accordingly, there were no royalty fees in 2007. In July and August 2009, the Company received PRC government approval of the August 2008 and March 2009 transfer to the Company of the underlying trademark, that had a historical value of nil, from Mr. Xu for no consideration.

During the years ended December 31, 2007, 2008 and 2009, Mr Xu paid certain expenses on behalf of the Company. These amounts were not material to the financial statements. During the nine months ended September 30, 2010, Mr Xu paid expenses payable in foreign currency of approximately RMB9.6 million on behalf of the Company. These amounts are unsecured, non-interest bearing, and are repayable on demand.

18.	Subsequent Events

(i) We evaluated events that occurred subsequent to December 31, 2009 and September 30, 2010 (unaudited) for disclosure in the financial statements and notes to the financial statements.

(ii) On November 4, 2010, the Company’s shareholders approved a 20,000 for one share split effective November 4, 2010. All references to shares in the accompanying financial statements have been adjusted retroactively to reflect this share split.

China Xiniya Fashion Limited

8,000,000 American Depositary Shares
Representing 32,000,000 Ordinary Shares

PROSPECTUS

Cowen and Company

Samsung Securities (Asia) Limited

Lazard Capital Markets	Janney Montgomery Scott

          , 2010

Until          , 2010 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.	Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. Our Articles of Association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own willful neglect or default.

We have agreed to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The form of Underwriting Agreement filed as Exhibit 1.1 to this registration statement also provides, in certain circumstances, for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7.	Recent Sales of Unregistered Securities.

During the past three years, we have issued the following securities. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Rule 903 of Regulation S. We believe that (i) our ordinary shares are eligible for Category 1 under Rule 903 of Regulation S because we are a foreign private issuer and believe that at the commencement of each of these issuances there was no substantial U.S. market interest in our ordinary shares, and (ii) each of these issuances was made in compliance with the conditions set forth under Category 1, because it was made in an offshore transaction to a non-U.S. person with no directed selling efforts made in the United States. Relevant terms used above have the meanings set forth in Regulation S.

The share data below has been restated to give retroactive effect to a 20,000-for-one share split that became effective on November 4, 2010.

	Date of Sale	Number of	Title of	Consideration
Purchaser	or Issuance	Securities	Securities	($)

Qiming Xu	June 24, 2010	20,000	ordinary shares	1
Qiming Xu	July 16, 2010	133,980,000	ordinary shares	6,699
Tung Kwo Li	July 16, 2010	12,000,000	ordinary shares	600
Meirong Xu	July 16, 2010	10,000,000	ordinary shares	500
Lun Kai Tung	July 16, 2010	9,000,000	ordinary shares	450
Meiliang Xu	July 16, 2010	9,000,000	ordinary shares	450
Xiaolong Shi	July 16, 2010	9,000,000	ordinary shares	450
Huifa Limited	July 16, 2010	8,000,000	ordinary shares	400
Meiyue Xu	July 16, 2010	7,000,000	ordinary shares	350
Pescardo Investment Limited	July 16, 2010	2,000,000	ordinary shares	100

Item 8. Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit
Number		Description of Document

1	.1†	Form of Underwriting Agreement
3	.1†	Memorandum and Articles of Association of the Registrant, as currently in effect
3	.2†	Form of Amended and Restated Memorandum and Articles of Association of the Registrant
4	.1*	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)
4.2		Registrant’s Specimen Certificate for ordinary shares
4	.3*	Form of Deposit Agreement, among the Registrant, the depositary and holders of the American Depositary Receipts(1)
4	.4†	English translation of the agreement between Mr. Qiming Xu and Mr. Hing Tuen Wong, dated January 5, 2005
4	.5†	English translation of the agreement between Mr. Qiming Xu and Mr. Hing Tuen Wong, dated September 28, 2005
4	.6†	English translation of the agreement between Mr. Qiming Xu and Mr. Tung Kwo Li, Mr. Xiaolong Shi and Mr. Lun Kai Tung, dated December 21, 2005
4	.7†	English translation of the agreement between Mr. Qiming Xu and Mr. Hing Tuen Wong, dated January 3, 2009
4	.8†	English translation of Confirmation of Oral Agreement between Mr. Qiming Xu and Mr. Hing Tuen Wong, dated October 26, 2010
5.1		Opinion of Maples and Calder regarding the validity of the ordinary shares being registered
8	.1†	Opinion of Shearman & Sterling LLP regarding certain U.S. tax matters
8	.2†	Opinion of Beijing Mingtai Law Firm regarding certain PRC tax matters
8.3		Opinion of Maples and Calder regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
10	.1†	Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant
10	.2†	English translation of the Form of Distribution Agreement
10.3		2010 Equity Incentive Plan
21	.1†	Subsidiaries of the Registrant
23.1		Consent of GHP Horwath, P.C., an Independent Registered Public Accounting Firm
23.2		Consent of Maples and Calder (included in Exhibit 5.1)
23	.3†	Consent of Shearman & Sterling LLP (included in Exhibit 8.1)
23	.4†	Consent of Beijing Mingtai Law Firm (included in Exhibit 99.2)
23	.5†	Consent of Frost & Sullivan
23	.6†	Consent of Peter M. McGrath
23	.7†	Consent of Kim Yoke Ng
23	.8†	Consent of Bin Yang
24	.1†	Powers of Attorney (included on signature page)
99	.1†	Code of Business Conduct and Ethics of the Registrant
99	.2†	Opinion of Beijing Mingtai Law Firm

†	Previously filed

*	To be filed by amendment.

(1)	Incorporated by reference to the Registration Statement on Form F-6 (file No. 333- ) to be filed with the SEC with respect to American depositary shares representing ordinary shares.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

Item 9.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Jinjiang, Fujian Province, People’s Republic of China, on November 8, 2010.

China Xiniya Fashion Limited

By:	/s/ Qiming Xu
Name:     Qiming Xu
Title:     Chairman, Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Qiming Xu Name: Qiming Xu	Chairman, Chief Executive Officer (principal executive officer)	November 8, 2010

* Name: Kangkai Zeng	Director, Chief Operating Officer	November 8, 2010

* Name: Chee Jiong Ng	Chief Financial Officer (principal financial and accounting officer)	November 8, 2010

*By /s/ Qiming Xu Name: Qiming Xu Attorney-in-fact

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of China Xiniya Fashion Limited, has signed this registration statement or amendment thereto in Newark, Delaware on November 8, 2010.

Authorized U.S. Representative

PUGLISI & ASSOCIATES

By:	/s/ Donald J. Puglisi
Name:     Donald J. Puglisi
Title:     Managing Director

EXHIBIT INDEX

Exhibit
Number		Description of Document

1	.1†	Form of Underwriting Agreement
3	.1†	Memorandum and Articles of Association of the Registrant, as currently in effect
3	.2†	Form of Amended and Restated Memorandum and Articles of Association of the Registrant
4	.1*	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)
4.2		Registrant’s Specimen Certificate for ordinary shares
4	.3*	Form of Deposit Agreement, among the Registrant, the depositary and holders of the American Depositary Receipts(1)
4	.4†	English translation of the agreement between Mr. Qiming Xu and Mr. Hing Huen Wong, dated January 5, 2005
4	.5†	English translation of the agreement between Mr. Qiming Xu and Mr. Hing Huen Wong, dated September 28, 2005
4	.6†	English translation of the agreement between Mr. Qiming Xu and Mr. Tung Kwo Li, Mr. Xiaolong Shi and Mr. Lun Kai Tung, dated December 21, 2005
4	.7†	English translation of the agreement between Mr. Qiming Xu and Mr. Hing Huen Wong, dated January 3, 2009
4	.8†	English translation of Confirmation of Oral Agreement between Mr. Qiming Xu and Mr. Hing Tuen Wong, dated October 26, 2010
5.1		Opinion of Maples and Calder regarding the validity of the ordinary shares being registered
8	.1†	Opinion of Shearman & Sterling LLP regarding certain U.S. tax matters
8	.2†	Opinion of Beijing Mingtai Law Firm regarding certain PRC tax matters
8.3		Opinion of Maples and Calder regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
10	.1†	Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant
10	.2†	English translation of the Form of Distribution Agreement
10.3		2010 Equity Incentive Plan
21	.1†	Subsidiaries of the Registrant
23.1		Consent of GHP Horwath, P.C., an Independent Registered Public Accounting Firm
23.2		Consent of Maples and Calder (included in Exhibit 5.1)
23	.3†	Consent of Shearman & Sterling LLP (included in Exhibit 8.1)
23	.4†	Consent of Beijing Mingtai Law Firm (included in Exhibit 99.2)
23	.5†	Consent of Frost & Sullivan
23	.6†	Consent of Peter M. McGrath
23	.7†	Consent of Kim Yoke Ng
23	.8†	Consent of Bin Yang
24	.1†	Powers of Attorney (included on signature page)
99	.1†	Code of Business Conduct and Ethics of the Registrant
99	.2†	Opinion of Beijing Mingtai Law Firm

†	Previously filed

*	To be filed by amendment.

(1)	Incorporated by reference to the Registration Statement on Form F-6 (file No. 333- ) to be filed with the SEC with respect to American depositary shares representing ordinary shares.